FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16

under the Securities Exchange Act of 1934

For the month of April 2006

000-29880

(Commission File Number)

Virginia Mines Inc.

200-116 St-Pierre,

Quebec City, QC, Canada G1K 4A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.
(Registrant)

Date: 2006-04-25

By: *Amélie Laliberté*
Name:Amélie Laliberté
Title: Manager Investor Relations

Exhibits

Technical Report and Recommendations, Reconnaissance Program, Coulon Project, Québec, November 2005, Michel Chapdelaine, Charles Perry and Paul Archer, 8 paper copies, One with originals signatures.

ITEM 1 TITLE PAGE

Form 43-101F1
Technical Report

Technical Report and Recommendations
Reconnaissance Program, Coulon Project, Québec

MINES D'OR VIRGINIA INC.
November 2005

Prepared by:

Michel Chapdelaine, B.Sc., P.Eng.
Senior Supervising Geologist
Mines D'Or Virginia Inc.

Charles Perry. B.Sc. P. Eng
Project Geologist
Geonordic Technical Services Inc

And

Paul Archer, M.Sc. P.Eng.
Vice President, Exploration
Mines D'Or Virginia Inc.

ITEM 2 TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

LIST OF APPENDICES

ITEM 3 SUMMARY

During summer 2004, Virginia conducted combined grass-root exploration, trenching, drilling and borehole and deep-EM geophysical surveys on its Coulon project, Baie James. Following a first Cu-Zn-Pb-Ag discovery in summer 2003, subsequent fieldwork was successful in outlining several mineralized intervals. Drilling during winter 2004 intersected Cu-Zn-Pb-Ag mineralization in two distinct areas (Dom and Dom Nord) 1 km apart. Exploration work during summer 2004 allowed to extend the prospective horizon SW and west of Dom for more than 10 km and north of Dom Nord for 2 km. However, large portions of the property are composed of anatectic granites and diatexites with rafts of supracrustal rocks, limiting potential VMS findings in some areas. Moreover, mapping shows that the Pitaval belt and the northern portion of the Coulon belt are linked together by a narrow band of metabasalts.

During winter 2005 drilling program, 50% of all holes (5) were planned to test the extension of Dom Nord, 1 holes to test the new Jessica showing, 3 holes to test unexplained maxmin on the Dom Grid and one hole to test a very strong VTEM anomaly on the south of the property. A new grid was also cut to make a maxmin survey. This new survey is covering the possible extension of the favorable VMS stratigraphy of Dom, more than 10 kilometers to the SW.

Based on our present state of understanding, we consider that the favorable stratigraphy (VMS) of Dom and Dom Nord zone is composed of five lithological packages, which are, from west to east, 1) intermediate volcanics, 2) felsic volcaniclastics, 3) intermediate sediments 4) mafic porphyritics volcanics and 5) felsic volcaniclastics. Up to two mineralized intervals are identified and contained in the latter packages. The sequence is easterly dipping to sub-vertical and seems to be composed of two distinc fold events (Ramsay type 3). It has a bimodal character including both mafic-intermediate and rhyolitic components. Mineral lineations, lithologies and geophysical data suggest that the mineralized lenses are plunging to the north. Lithologies at Dom are similar to those in Dom Nord allowing stratigraphic comparisons between both zones. The large 16-17 lens and minor exhalative horizons at Dom is comparable with the 08 lens in Dom Nord and the intense alteration zone with stringers at Jessica.

Recommendations for work to be performed in 2006 is the mapping and prospection of the new grid to valid the continuity of the favorable VMS horison, a structural detailed study on the refold structure of Dom, Dom Nord and Jessica to planned a geophysical survey with the proper orientation (moving loop ?) and new drill holes. A limited lithological survey on all felsic rocks found on the property is proposed to compare the degree of alteration with the known zones of Dom.

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

Since 1998, Virginia Gold Mines has been involved in the mineral exploration in the Caniapiscau area looking for precious and base metals. Special attention is given to the mineralization potential of recently discovered and yet poorly known Archean greenstone belts.

Encouraging Ni-Cu-PGE discoveries in the Venus belt (ex. Chapdelaine 2001; 2002; Huot et al., 2003) prompted additional exploration work in greenstone belts known to host ultramafic rocks and mafic volcanics such as the Coulon belt. This latter entity is considered as a potential target for a large number of polymetallic mineralizations of diverse origin. The main objectives of the 2005 exploration phase were to 1) extend and better outline the mineralized zones crosscut during the 2004 winter and summer drilling campaign (Savard et al., 2004., Huot et al., 2004), 2) discover additional massive sulphide lenses in Dom and Dom Nord areas and elsewhere along the Coulon belt and 3) outline the main lithostratigraphic units of the region to pinpoint additional exploration targets.

This report provides the status of current technical geological information relevant to Virginia Gold Mines's exploration program on the Coulon project in Québec and has been prepared in accordance with the Form 43-101F1 Technical Report format outlined under NI-43-101. The report also provides recommendations for future work.

ITEM 5 DISCLAIMER

Co-author Michel Chapdelaine, geological engineer with a B.Sc. in Geological Engineering and Virginia's Senior Supervisor Geologist, follows all projects and supervises all fieldworks conducted by Virginia on northern Quebec properties and has been involved in fieldwork campaigns at Coulon in 2003 and 2004 and 2005. Co-author Charles Perry, B.Sc. in Geological Engineering and Project Geologist for Geonordic Technical Services inc. has been involved in fieldwork campaigns at Coulon (2005). Co-author Paul Archer, geological engineer with a M.Sc.A in Earth Sciences and Virginia's Vice President, Exploration, is responsible for the design and is the qualified person for all Virginia's exploration programs.

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Coulon project is located 55 km NNW of the Fontanges airport operated by Hydro-Québec (Fig. 1). This report describes the work done on 1495 claims owned by Virginia at Coulon. The list of claims is available on demand. The property hosts the Coulon Archean greenstone belt that is located in the Goudalie-La Grande Assemblage of the Archean Superior Province. The camp coordinates and maps covered by the project are:

Latitude:	54°39' North
Longitude:	-71°13' West
SNRC:	23 L/11, 12, 13, 14 and M/03 and 04
UTM zone:	19 (nad27)
NTS:	356290 E
	6057960 N

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Coulon camp is located 15 km north of the Fontanges airport (Baie James) and is accessible by all-season gravel roads. To access the camp, vehicles follow the directions to LA-2 dam (Chaumont road) from the Trans-Taiga road. The camp is located 10 km passed the dam, in a sand pit. All gravel roads are privately owned by Hydro-Québec and their maintenance is transferred to Les Services Naskapi Adoschaouna Enr.

The drilling sites are located roughly 25 km north of Fontanges and 10 km north of the camp. A Bell 206 Long Ranger (Canadian Helicopters) was used for crew and material transportations. All equipments, including fuel and supplies, were carried directly to the campsite by truck from Chibougamau or the Abitibi region. Fontanges airport, also accessible by the Trans-Taïga all-season gravel road, is a near facility for aerial transportation.

The landscape of the study area is relatively uneven with altitude ranging from 420 to 580 m. The hydrographic system includes many large lakes but no major river detectable at a 1: 250 000 scale. Vegetation is typical of taiga including areas covered by forest and others, typically at the top of hills, devoid of trees.

ITEM 8 HISTORY

8.1. Property ownership

The Coulon project is 100% owned by Virginia Gold Mines Inc. Under the terms of an agreement, Noranda Inc. has an exclusive right to exercise an option to earn a 50% interest in the Coulon project in return for CA$8 million in exploration expenditures and CA$250 000 in cash payments over a seven-year period. Virginia will be the operator of the project for this period.

8.2. Previous work

Table 1 summarises all the work performed in the area of the project over the last years.

Table 1. Summary of previous work performed in the Coulon project area

Geological Survey of Canada (1961-63)
- Reconnaissance mapping at a scale of 1: 1 000 000 by Stevenson
Geological Survey of Canada (1966)
- Mapping programs in the areas of Caniapiscau and Fort George Rivers
SDBJ and SERU joint venture (1977)
- Exploration campaign for uranium, partially in 23L (Lac Neret project)
Geological Survey of Canada (1980's)
- Aeromagnetic survey of the Ungava peninsula

Geological Survey of Canada (1989 to 1992)

- Mapping of a transect of the Ungava peninsula by Percival et al;

    Identification of the Goudalie Domain and of the Vizien greenstone belt

Ministry of Natural Resources of Québec (1997)

- Lake sediments geochemical survey of the Ungava peninsula

Ministry of Natural Resources of Québec (1998)

- Geological mapping of the NTS sheet 23M, at a scale of 1: 250 000 (Gosselin and Simard, 2001)

BHP Billiton (1998)

- Regional till sampling program including one line transecting the Coulon belt in a NW-SE direction.

Virginia Gold Mines (1998-2003)

- Several exploration campaigns in the sheet 23M including geological, prospecting and geophysical surveys and drilling campaigns in joint venture with BHP Billiton

Ministry of Natural Resources of Québec (1999)

- Geological mapping of the NTS sheet 23L, at a scale of 1: 250 000 (Thériault and Chevé, 2001)

Virginia Gold Mines (2000)

Fall

- Reconnaissance mapping in between Gayot and Caniapiscau (sheets 23L/06, 23L/11 and 23L/14)
- Reconnaissance mapping in the Coulon and Pitaval belts area (sheets 23M and 33P)

Virginia Gold Mines (2003)

Summer

- Reconnaissance mapping in the Coulon belt leading to the discovery of Dom showing

Fall

- Helicopter-borne Em-Mag VersaTEM surveys by Geophysics GPR Inc. over the Coulon Property

Virginia Gold Mines (2004)

Winter

- Grid cutting in the Dom showing area (126 linear km)
- Max-Min and magnetic surveys over Dom area (TMC Geophysics)
- Diamond drilling campaign on Dom and Dom Nord (Savard et al., 2004)

- Borehole pulse EM (Crone system) in holes CN04-04, 06, 07, 08, 09, 10 and 12
Summer
- Regional reconnaissance mapping over the whole property (Huot et al., 2004)
- Trenching on DOM and DOM Nord (21 trenches, Huot et al., 2004)
- Geophysical surveys (borehole EM, deep EM, made by TMC Geophysics)
- Diamond drilling campaign on DOM and DOM Nord (Huot et al., 2004)

ITEM 9 GEOLOGICAL SETTING

The Coulon project area lies at the junction of four lithotectonic domains namely the Archean subprovinces of La Grande, Ashuanipi, Minto (and its Goudalie Domain) and Bienville. The region is part of the so-called Goudalie-La Grande Assemblage. The area is dominated by tonalite and granite hosting several Archean greenstone belts of kilometric to deca-kilometric scale (ex. Venus, Charras, Marylin, Pitaval, Coulon). Most of these belts are mainly composed of basalts and felsic tuffs but ultramafic flows and intrusives are also present and particularly abundant in the Venus, Marilyn, and Charras belts.

According to Gosselin and Simard (2001), the Vaujours Fault, mapped across the Coulon belt, would mark the limit between the Goudalie-La Grande Assemblage and the Ashuanipi Subprovince. A reverse movement in a SE direction is inferred for this fault. However, rocks characteristic of the Goudalie-La Grande Assemblage have also been mapped on the south-eastern side of this fault, invalidating, at least in this area, the existence of a sharp lithotectonic structural break across this fault. This regional limit is more probably marked by the late monzonitic and granodioritic intrusions of the Gamart Suite oriented in a NNE-SSW direction.

For extensive description of the regional geology, refer to studies by Gosselin and Simard (2001) and Thériault and Chevé (2001), which deal with sheets 23M (Lac Gayot) and 23L (Lac Hurault), respectively. A simplified description (mainly taken from these studies) of the most abundant lithostratigraphic assemblages mapped during our exploration work is included below. Besides these assemblages, the Maurel Suite granodiorite and the Tramont Suite granite and pegmatite were commonly encountered. Proterozoic diabase dykes are noticeably absent.

9.1. Brésolles Suite

Well-foliated tonalitic gneiss of the Brésolles Suite, is abundant in the region. This lithology is considered as the basement over which supracrustal rocks were deposited. The Brésolles Suite is particularly abundant NW of the Coulon belt in the sheet 23M and west of supracrustal rocks in the sheet 23L. In this latter sheet, foliated tonalite of the Brésolles Suite forms pluri-kilometric slivers enclosed in less deformed tonalitic intrusions of the Favard Suite. A calc-alkaline affinity is assigned to the Brésolles Suite and its origin may be linked to an island arc setting.

9.2. Gayot Complex

The Gayot Complex is mainly composed of metabasalts with lesser amounts of metasediments, pyroclastites and iron formations. Minor metric size rhyolitic lava horizons are also present. In the Lac Hurault area (23L), two of these metabasaltic units have been identified and are considered as the southern extensions of the Pitaval and Coulon belts. Both units are metamorphosed to the amphibolite facies with only local upper greenschist facies parageneses. In the study area, mineral assemblages suggest a metamorphic overprint up to the granulite facies. Primary textures such as amygdules and pillows are only rarely preserved. Metabasalts may be derived from the metamorphism of island arc tholeiites to weakly calc-alkaline basalts. An ocean floor origin is also likely but may be in conflict with the emplacement of contemporaneous explosive felsic volcanic products. Dacitic to rhyolitic tuffs and andesites in this complex are clearly calc-alkaline, typical of an arc setting. A tholeiitic affinity is inferred for ultramafic rocks. This complex is dominant in the northern portion of the Coulon belt but is volumetrically less important in the southern half. Mafic rocks mapped in the region of Dom showings may be part of the Gayot Complex.

9.3. Aubert Formation

The Aubert Formation stretches in a N-S direction from Fontanges airport up to the Vaujours Fault. It includes polygenic conglomerates and biotite-hornblende paragneisses in the Lac Gayot region. In 23L sheet, granodioritic to tonalitic leucosomes (up to 25% vol) in paragneiss are strong evidences of migmatization processes. Also in this region, Thériault and Chevé (2001) described a third unit made up of paragneiss characterized by sillimanite, cordierite, biotite and muscovite. Sillimanite porphyroblasts are locally present in this unit. Andalusite is also reported in Gosselin and Simard (2001). This porphyroblastic unit is much less extensive than the biotite-hornblende paragneiss. The exact protolith to these rocks has yet to be determined. They may correspond to sediments or felsic tuffs/lavas.

According to Gosselin and Simard (2001) the polygenic conglomerates, made up of fragments of amphibolitized metabasalt, crystal tuff, tonalitic gneiss and iron formation, would lie on top of the Gayot Complex and Brésolles Suite. Conglomerates could have been formed by the disruption of the volcanic sequence and tonalitic basement.

ITEM 10 DEPOSIT TYPE

Exploration work by SDBJ and SERU Nucléaire in the region led to the discovery of two Cu showings with values of 1140 and 5280 ppm on grab samples (Lavoie, 1977). Geological mapping done by the ministère des Ressources naturelles du Québec (MRN) at Coulon (Gosselin and Simard, 2001; Thériault and Chevé, 2001) did not lead to the discovery of base or precious metals showings. Gosselin and Simard (2001) reported a single value of 350 ppb Au in basalt or tuff. Despite the lack of showings, the overall context resembles a VMS-type setting and was considered an excellent target for finding mineralization. Known iron formation occurrences are also prospective for gold. Savard (2000) reported, from a boulder sample, galena and chalcopyrite mineralization on the edges of a quartz vein crosscutting a metabasalt. The grab sample returned values of 0.17 g/t Au, 0.11% Cu, 0.31% Pb and 9.0 g/t Ag.

Exploration work during summer and fall 2003 by Virginia Gold Mines was successful in returning several highly mineralized samples typical of VMS-related deposits. Prospective work done over the area, now known as Dom showing, identified the mineralization style and the main lithologies while confirming that the geological context is reminiscent of those linked to economic VMS deposits such as Geco, Ontario. Winter and Summer 2004 drilling operations revealed the presence of economic Zn-Cu-Pb-Ag grades at Dom and in a new area called Dom Nord, located 1 km north of Dom showing and have also extend the favorable VMS stratigraphy to the north of DOM Nord and south of DOM.

ITEM 11 MINERALIZATION

This section describes mineralized zones discovered during the winter 2005 activities in drilling and trenching operations. New mineralized zones and extensions identified during drilling and trenching are presented in figure 3. Refer to appendix 1 for the listing of all abbreviations used in the description of rocks. All geochemical results are included in appendix 2.

11.1. Drilling

DOM Nord Zone

The winter 2004 drilling campaign successfully tested electromagnetic anomalies 1 km north of Dom Zone. Savard et al. (2004) reported several mineralized intervals among nine holes totalling 1342 m. The best mineralized intersection, now known as the 08 lens, was obtained in CN04-08 and returned, from 123.7 to 161.8 m, 1.31% Cu, 12.63 g/t Ag, 0.59% Zn and 113 ppb Au over 38.1 m, including 2.02% Cu, 21.12 g/t Ag, 0.33% Zn and 170 ppb Au over 11.1 m. The real thickness was estimated at over 20 m. However, after review, we think the hole was down dip to mineralization. The real thickness has yet to be determined.

The summer 2004 drilling campaign intersected additional relatively large mineralized zones including an extension to the 08 lens and a new one (09-25 lens) located some 200 m eastward (Table 8). CN04-23 intersected semi-massive to massive sulphides from 202.3 to 214.7 m grading **12.65% Zn, 1.36% Cu, 1.54% Pb, 125.3 g/t Ag and 0.29 g/t Au over 4.7 m** (202.3-207.0 m) and **1.21% Zn, 2.49% Cu, 0.03% Pb, 28.0 g/t Ag and 0.24 g/t Au over 2.8 m** (211.9-214.7 m). This mineralized package, adjacent to finely laminated pyrite-rich exhalite located in the hanging-wall, corresponds to a sulphide massive lens. It is interpreted as the deeper and northern extension of the 08 lens. The footwall, composed of sillimanite-bearing gneiss, also contains a significant interval grading **1.06% Zn, 0.36% Cu and 0.04 g/t Au over 4.0 m** (218.0-222.0 m). The 09-25 lens has been discovered at depth in CN04-25 while testing the eastern Max-Min conductor. The semi-massive to massive sulphide horizon intersected **2.91% Zn, 1.12% Cu, 0.13% Pb, 34.2 g/t Ag and 0.29 g/t Au over 21.8 m.** (243.8-265.6 m). From 264.1 to 271.2 m, a massive, weakly mineralized coarse-grained tonalite crosscut the sulphide lens. This late tonalitic injection may result from partial melting (migmatization) of the volcano-sedimentary sequence. Deeper down CN04-25, sulphidic zones are present too. A massive sulphide horizon (0.6 m) with its adjacent volcaniclastics containing semi-massive sulphides returned **2.28% Zn, 0.14% Cu, 0.68% Pb, 44.2 g/t Ag and 0.04 g/t Au over 2.3 m** (454.3-456.6 m). Due to the drill capacity and extremely slow rate of descent, the hole was stopped at 483.2 m despite the presence of sulphides and promising lithologies in the last metres.

The Winter 2005 drilling program extended lens 09-25 100 meters to the north (CN05-26) and intersected the altered package at 150 metres to the north (CN05-35), found a new occurrence of VMS mineralisation at 400 meters depth on section 1800 N (CN05-29) that can be the extension at depth of lens 08 or the occurences of a new lens associated to the mineralised intersection of hole CN04-10 400 meters to the south. Finaly, two holes (CN05-27 and 36) have confirmed VMS mineralisation associated to new alteration zones around section 2300 N on the lens 08 stratigraphic horizon.

Table 2. Anomalous intervals in Dom Nord zone, winter 2005 drilling campaign (Coulon project)

DrillHole	From	To	Length	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)	Au (g/t)
CN05-26	372.6	384.2	11.6	2.1	0.52	0.47	7.4	0.02
CN05-27	199.2	199.7	0.5	1.03	6.9	0.27	460	0.14
CN05-27	246.8	249.1	2.3	0.17	0.16	0.16	2.7	nil
CN05-27	329.0	335.6	6.6	0.41	0.23	0.04	2.7	nil
CN05-27	390.5	391	0.5	1.1	0.6	0.01	3.8	nil
CN05-29	255.5	261.9	6.4	0.05	0.03	0.16	1.4	nil
CN05-29	494.0	498.5	4.5	1.33	0.87	0.6	27.6	0.14
CN05-29	507.2	512.1	4.9	0.06	0.11	0.14	2.1	0.03
CN05-35	367.3	373.3	6.0	0.09	0.03	0.16	3.3	nil
CN05-36	119.2	122.2	3.0	2.48	3	0.1	32.9	0.07
CN05-36	130.0	131.5	1.5	0.04	0.11	0.03	1.4	nil

Jessica Zone

Hole CN05-32 have been drilled to intersect the intense alteration zone found at surface during the summer 2004 program (Huot et al., 2004) that was corresponding to a strong deepEM anomaly. The hole have intersected more than 50 meters of strong magnesian alteration and stringers that returned anomalous values (see table 3).

Table 3. Anomalous intervals in hole CN05-32 (Jessica), winter 2005 drilling campaign (Coulon project)

DrillHole	From	To	Length	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)	Au (g/t)
CN05-32	321.0	336.5	14.7	0.1	0.19	0.04	5.8	nil

11.2. Trenching

Four trenches in three areas have been done during the drilling program to explain VTEM anomalies. All the anomalies were explained by the presence of iron formation (exhalite) containing large amounts of pyrrhotite, pyrite and graphite. On one of them, a small vein of massive sulfides (Po-Py-Ga-Sp) has been found and returned 0.95% lead and 6.1 g/t silver.

ITEM 12 EXPLORATION WORK

Winter 2005 activities included essentially drilling with some trenching, geophysical surveys (BHPEM, DeepEM and Max-Min) and beepmat prospection. This section synthesises geological observations obtained from the trenching and the beepmat survey. Data from the geophysical surveys were collected by the personnel from TMC Geophysics and are currently handled by G. Lambert (Gérard Lambert Géosciences).

The beepmat program has been carried to outline the VTEM anomalies to explained them with the hoe. Once all anomalies outlined, four stripping over three areas have been conducted. The sources of the anomalies have all been explained by iron formation containing large amount of pyrrhotine, pyrite and graphite in wacke. A Caterpillar 312C Excavator, owned by Belham Inc. and operated by M. Sigouin, was used for digging operations.

ITEM 13 DRILLING

The winter 2005 drilling campaign, effectuated by Chibougamau Diamond Drilling Ltd, was in progress from early march though end of april. Eleven holes were drilled for a total of 3359.4 m. General information on these holes is given in table 4 and their respective log description is located in appendix 3. Moreover, a borehole Pulse EM geophysical survey was performed too in holes CN04-26, 27, 29, 31, 32, 33, 34, 35 and 36.

Table 4. General information on winter 2005 drillholes

Zone	DrillHole	UTME	UTMN	Elevation	Azimut	Dip	Depth
Dom Nord	CN05-26	353023N	6073581E	506	263	-62	423
Dom Nord	CN05-27	352718	6073884	490	267	-55	435
North grid	CN05-28	352203	6074959	475	150	-50	147
Dom Nord	CN05-29	353002,0	6073375,0	500,0	270,0	-55,0	563,4
Mstake	CN05-30	352675	6072064	550	355	-60	150
Maxmin	CN05-31	352101	6071412	472	270	-60	309
Jessica	CN05-32	352680	6071578	475	359	-60	360
South grid	CN05-33	351321	6068948	465	85	-50	201
VTEM	CN05-34	349579,0	6062340,0	469,0	230,0	-50,0	186,0
Dom Nord	CN05-35	352998,0	6073631,0	499,0	270,0	-60,0	396,0
Dom Nord	CN05-36	352730,0	6073854,0	485,0	225,0	-50,0	189,0

Total: 3359.4 m

13.1. Dom Nord Zone drilling results

CN05-26

Hole CN04-26 was planned to intersect lens 09-25, 100 meters to the north. From 380.0 to 384.2 meters, the hole intersected massive to disseminated sulphides in contact with an exhalite in a felsic (rhyolite and felsic lapillis tuff) unit. From 372.6 to 384.2 meters (11.6 m.), the interval grades 2.1% Zn, 0.47% Cu, 0.52% Pb, 7.4 g/t Ag and 0.02 g/t Au.

CN05-27

Hole CN05-27 was drilled to test a good DeepEM anomaly in the vicinity of a geological hinge. According to the geology and the BHPEM, the hole followed a zone to the north. However, some sulphide shoots were intersected (see table 2) in the porphyritic metabasalt.

CN05-29

Hole CN05-29 was aimed to intersect lens 09-25 in the area of hole CN05-09 and to test the favorable contact of lens 08 at depth. In the vicinity of hole 09, the hole intersected 18 meters of alteration with anomalous values in Cu (0.16%) and silver (1.4 g/t). Finally, the hole intersected a large alteration zone (more than 125 meters) with an occurrence of semi-massive sulphides grading **1.33% Zn, 0.6% Cu, 0.87% Pb, 27.6 g/t Ag and 0.14 g/t Au over 4.5 meters**. This intersection lies at 400 meters below the surface vertically.

CN05-35

Hole CN05-35 tested the same targets as CN05-26, but at 150 meters from the first intersection of lens 09-25. More than 30 meters of alteration with weak anomalous values in Cu and silver over 6.0 meters were intersected.

CN05-36

The purpose of hole CN05-36 was to test the same targets as hole CN05-27, but this time witha different azimut to respect the geology and then intersect the favorable VMS horizon of lens 08. Values of **2.48% Zn, 0.1% Cu, 3% Pb and 32.9 g/t Ag over 3.0 meters** were intersected in an exhalative horizon.

13.2. Jessica Zone drilling results

This hole (CN05-32) was planned to target a deepEM anomaly under the Jessica showing, at the stratigraphic horizon of DOM. No mineralized interval was intersected but nearly 50 meters of very intense alteration with anomalous values (zinc, lead and silver) in pyrrhotine-pyrite stringers is present.

13.3. Other areas drilling results

CN05-28

This hole was drilled to test a maxmin conductor in the northern part of the Dom grid. Trenching of summer 2004 exposed two outcrops with favorable lithologies near the max-min conductor. The conductor was explained by a pyrrhotite-rich exhalite.

CN05-30

This hole was a mistake according to the position of the planned setup, the hole intersected the northern contact between the felsic volcanics and the central andesite.

CN05-31

This hole tested a very strong deepEM under an outcrop of iron formation at surface. Large mylonite and wacke were intersected but nothing to explain the conductor.

CN05-33

This hole was planned to test a long maxmin conductor in the southern portion of the Dom Grid (extension of favorable horizon ?). The conductor was explained by weakly mineralised exhalite.

CN05-34

The aim of this hole was to test the strongest conductor of the VTEM survey over Coulon. Finally, the conductor was not intersected. The intersected geology is essentially wacke and biotite-chlorite schist.

ITEM 14 SAMPLING METHODS AND APPROACH

Rock samples collected during the 2005 reconnaissance program were obtained to determine the elemental concentrations in a quantitative way by ALS Chemex, Val d'Or. These included both mineralized and barren rocks, the latter of which were selected for lithological controls. Samples have been collected at the bedrock surface by either a hammer or a saw, at sub-surface by dynamite blasting, and at depth by drilling. Rocks collected with a hammer or following blasting have been located with the use of a GPS instrument. Samples picked up from trenches have been positioned relative to each other following the GPS positioning of their respective trenches.

For surface sampling, most of the weathered crust has been removed before samples were bagged. Rocks extracted by blasting were extremely fresh, without weathered surface. All samples were placed in individual bags with their appropriate tag number and the bags were sealed with fibreglass tape. Individual bagged samples were then placed in shipping bags. The authors are not aware of any sampling or recovery factors that would impact the reliability of the samples.

ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

15.1. Sample security, storage and shipment

Samples were collected and processed by the personnel contracted by Virginia. They were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. Bags remained sealed until the ALS Chemex personnel (Val-d'Or, Québec) opened them.

All samples were initially stored at the campsite. Samples were not secured in locked facilities, this precaution deemed unnecessary due to the remote location of the camp. Samples were then loaded on a pick-up truck for transport to Val-d'Or where the Virginia personnel delivered them to the ALS Chemex sample preparation facility.

15.2. Sample preparation and assay procedures

After logging in, the samples were crushed in their entirety at the ALS Chemex preparation laboratory in Val-d'Or to >70% passing 2 mm (ALS Chemex Procedure CRU-31). A 200 to 250-g sub-sample was obtained after splitting the finer material (<2 mm). The split portion derived from the crushing process is pulverized using a ring mill to >85% passing 75 μm (200 mesh - ALS Chemex Procedure PUL-31). From each such pulp, a 100-g sub-sample was obtained from another splitting and shipped to the ALS Chemex laboratory for assay. The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference. Four types of analytical packages have been used: WRC, SMC, Au+, GOLE. The latter two are mainly restricted to sampling in the Pitaval and northern sectors. Each package is discussed below.

The WRC (Whole-Rock Coulon) package was selected for samples having only low content in sulphides. These samples have been analyzed for Si, Al, Fe^{3+}, Ca, Mg, Na, K, Cr, Ti, Mn, P, Sr and Ba, reported as oxides, and for Y, Zr, Zn, Cu and Au. Major elements, Y and Zr were assayed using the ME-XRF06 method which consists in a lithium meta or tetra borate fusion followed by XRF. Cu and Zn from this package were obtained using AAS, following aqua regia digestion, according to the AA45 Procedure. Au was determined by the AA23 Procedure, a 30-g fire assay followed by AAS. Loss on ignition was calculated by the gravimetry method applied after heating at 1000°C.

The SMC (Sulfures Massifs Coulon) package was chosen for the sampling of sulphide-rich rocks. This package includes the following elements: Au, Ag, As, Co, Hg, Pb, Sb, Cu and Zn. Au from this package was obtained following the AA23 procedure. Cu and Zn were obtained by AAS following aqua regia digestion according to the AA46 procedure. Cu and Zn from a few samples were re-analyzed following the AA62 procedure, which involves a HF-HNO_3-$HClO_4$ acid digestion and AAS. Other metals were obtained using aqua regia digestion followed by ICP-AES according to the ME-ICP41 procedure. For samples with values above 100 g/t Ag, a re-analysis using the GRA21 Procedure, a fire assay and a gravimetric finish, was made.

The Au+ package includes Au, Ag, As, Cu, Mo, Pb, Sb and Zn. All elements, except Au, were determined by the ME-ICP41 Procedure. Au was determined by the AA23 Procedure. For the sample with the value higher than 10 g/t Au, the analysis was repeated with the GRA21 Procedure.

The GOLE package includes concentrations in Al, Fe, Mg, Cr and Ca, reported as oxides, and Ag, Co, Cu, Ni, Au, Pt, Pd and S. It was used for sampling of ultramafic rocks. Base metals of economic interest (Ni, Cu, Co) and Ag were determined using the ME-AA61 Procedure, a HF-HNO_3-$HClO_4$ digestion and HCl leach followed by AAS. Precious metals Au, Pt and Pd were determined by the PGM-ICP23 Procedure, a 30-g fire assay followed by ICP-AES. Elements of more general and geochemical interest such as Al, Fe, Mg, Cr and Ca were determined using the ME-XRF06 Procedure, a lithium meta or tetra borate fusion followed by XRF. Total sulphur was determined using a Leco sulphur analyzer (Geochemical Procedure S-IR08). For this method, the sample (0.5 to 5.0 g) is heated to approximately 1350 °C in an induction furnace while passing a stream of oxygen through the sample. Sulphur dioxide released from the sample is measured by an infrared spectrometer and the total sulphur result is provided.

Moreover, two samples were analysed for their rare earth element content according to the ME-MS82 Procedure, which consists in a lithium metaborate fusion and ICP-MS.

ITEM 16 DATA VERIFICATION

Due to the relative grass-root nature of the exploration program, rigorous data verification procedures were not in place. The first two authors were involved in the collecting, recording, interpretation and presentation of data in this report and the accompanying maps and sections. The data has been reviewed and checked by the authors and is believed to be accurate. ALS Chemex, as part of their standard quality control, ran duplicate check samples and standards. No sample was assayed at other laboratories. It is considered somewhat less important in grass-root projects, which are generally characterized by small batches of unmineralized to weakly mineralized samples.

ITEM 17 ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 MINERAL RESOURCE, MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 20 OTHER RELEVANT DATA

This section is not applicable to this report.

ITEM 21 INTERPRETATION AND CONCLUSIONS

Already considered as a fertile area, the Grid sector turns out to be more interesting despite the only few major mineralized intervals obtained last winter. The overall lithological package, deduced from the Dom and Dom Nord zone, is now considered to include five distinct packages among which two contain mineralized interval. The extension of this favorable horizon is possible to the SW over more than 10 kilometers (Jessica, Camp-à-Damien, Tension, New Gossan) and to the north on the other side of the refolded fold. Both hinges of the refolded structure were never tested (with geophysics and drilling) because of the complex structural control. The major outcome of this new interpretation is that it opens up a large volume of potential mineralization at depth and laterally. Interestingly, several large EM anomalies are interpreted at depth in both Dom and Dom Nord zones; none of them has been tested yet. Some of these anomalies occur in areas devoid of outcrops.

ITEM 22 RECOMMENDATIONS

Since the initiation of the Coulon project several Zn-Cu-Pb-Ag mineralized horizons have been discovered. Actual work shows that the Grid sector is the most fertile with three major mineralized lenses: 16-17, 08 and 09-25. Despite mitigated results from last winter's drilling campaign, which crosscut only large alteration zone with small lens, the new geological interpretation suggests that potentially large and economic massive sulphide lenses may exist at depth and laterally. The extension of the favorable horizon is possible over more than 15 kilometers. Additional drilling in both Dom and Dom Nord zones is highly recommended and should test the deeper extension of already known sulphide lenses and exhalites. These barren to weakly mineralized shallow exhalites may be the distal deposits of a deeper economic lens. That spatial relationship exists for the 08 lens in the western felsic package.

Mapping is recommended over the new grid to explain new max-min conductors, some lithological prospection is also recommanded to target new prospective areas in felsic rocks out of the grid and to the south. A structural model is also the key to be able to planned a new geophysical survey on the refolded structure of the entire Dom area.

ITEM 23 REFERENCES

Chapdelaine, M., 2001. Progress Report on Summer and Fall 2000 Mapping and Geophysical Program. Virginia Gold Mines, 27 pages and maps.

Chapdelaine, M., 2002, Report on Summer 2002 geological reconnaissance program, Gayot project (Technical Report). Virginia Gold Mines, 23 p.

Gosselin, C., and Simard, M., 2001, Geology of the Lac Gayot area (NTS 23M). Ministère des Ressources naturelles, Québec. RG 2000-03, 28 p.

Huot, F., Chapdelaine, M., and Archer, P. 2003, Technical Report and Recommendations, Reconnaissance Program, Gayot Project, Québec. Virginia Gold Mines, 33 pages and maps.

Huot, F., Chapdelaine, M., and Archer, P. 2004, Technical Report and Recommendations, Reconnaissance Program, Coulon Project, Québec. Virginia Gold Mines, 21 pages and maps.

Lambert, G., 2004, Levés géophysiques Pulse E. M., Projet Lac Coulon, Mars 2004

Lavoie, S., 1977, Sommaire des principaux résultats de la campagne de prospection, projet Lac Néret. SDBJ-SERU Nucléaire JV. GM 57676, 5 p. plus annexes.

Savard, M., 2000, Rapport technique sur le projet Reccey 55 Nord, Automne 2000, Mines d'Or Virginia, inc., 9 p.

Savard, M., Chapdelaine, M., and Archer, P., 2004, Technical report on the Coulon Project, Winter 2004 Drilling Program. Virginia Gold Mines inc. 40 p.

Sharma, K.N.M., 1996, Légende générale de la carte géologique, Édition revue et augmentée. Ministère des Ressources naturelles, MB-96-28, 89 p.

Thériault, R., et Chevé, S., 2001, Géologie de la région du lac Hurault (SNRC 23L). Ministère des Ressources naturelles, Québec. RG 2000-11, 49 p.

ITEM 24 DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

CERTIFICATE OF QUALIFICATIONS

I, *Michel Chapdelaine*, resident at 361 DuMoulin, Tewkesbury, Qc, G0A 4P0, hereby certify that:

- I am presently employed as a Senior Supervising Geologist with Virginia Gold Mines inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I have received a B.Sc. in Geological Engineering in 1995 from the Université du Québec à Chicoutimi.
- I have been working as a geologist in mineral exploration since 1991.
- I am a professional engineer in geology presently registered to the board of the *Ordre des Ingénieurs du Québec*, permit number 120573.
- I am a qualified person with respect to the Coulon Project in accordance with section 1.2 of the national instrument 43-101.
- I visited the region from August to October 2003, during winter and summer 2004 and winter 2005.
- I am responsible for writing the present technical report in collaboration with the two other authors, utilizing proprietary exploration data generated by Mines d'Or Virginia inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 1.5 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Virginia Gold Mines inc.
- I have been involved in the Coulon project since 2003.
- I have read and used the National Instrument 43-101 and the Form 43-101F1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 11th day of August 2005.

"Michel Chapdelaine"

Michel Chapdelaine, B.Sc., P. Eng.

CERTIFICATE OF QUALIFICATIONS

I, *Charles Perry*, resident at 1260 blvd St-Marjorique, Gaspé, Québec , G4X 6T2, hereby certify that:

- I am presently employed as a Project Geologist with Geonordic Technical Services., 1045, avenue Larivière. C.P. 187, Rouyn-Noranda, Québec, J9X 5C3.
- I have received a B.Sc. in Geological Engineering in 1991 from the Université Laval.
- I have been working as a geologist in mineral exploration since 1981.
- I am a professional engineer in geology presently registered to the board of the *Ordre des Ingénieurs du Québec*, permit number 119982.
- I am a qualified person with respect to the Coulon Project in accordance with section 1.2 of the national instrument 43-101.
- I was the project geologist from february to april 2005.
- I am responsible for writing a portion of the present technical report in collaboration with the two other authors, utilizing proprietary exploration data generated by Mines d'Or Virginia inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 1.5 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Virginia Gold Mines inc.
- I have been involved in the Coulon project since feb. 2005
- I have read and used the National Instrument 43-101 and the Form 43-101F1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 11th day of August 2005.

"Charles Perry"

Charles Perry, B.Sc., B. Eng

CERTIFICATE OF QUALIFICATIONS

I, *Paul Archer*, resident at the 4772-E rue Gaboury, St-Augustin-de-Desmaures, Qc, G3A 1E9, hereby certify that:

- I am presently the Vice President, Exploration with Virginia Gold Mines inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I received a B.Sc. in Geological Engineering from the Université du Québec à Chicoutimi in 1979 and a M.Sc.A. in Earth Sciences from the Université du Québec à Chicoutimi in 1982.
- I have been working as a professional geologist in exploration since 1980.
- I am an active professional engineer in geology presently registered to the board of the *Ordre des Ingénieurs du Québe*c, permit number 36271.
- I am a qualified person with respect to the Coulon Project in accordance with section 1.2 of the national instrument 43-101.
- I have already visited the immediate region where the exploration activities were undertaken.
- In collaboration with the other two authors, I have supervised the preparation and edited all sections of this report utilizing proprietary exploration data generated by Virginia Gold Mines inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or change, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 1.5 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Virginia Gold Mines inc.
- I have been involved in the Coulon project since 2003.
- I read and used the National Instrument 43-101 and the Form 43-101F1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 11th day of August 2005.

"Paul Archer"

Paul Archer, M.Sc., P. Eng.

ITEM 25 ILLUSTRATIONS


Ungava
Bay
Hudson
Bay
Atlantic
Ocean
Coulon Project
Labrador
QUÉBEC
St-Laurent
Gulf
Canada
USA
Coulon Project
2000000 mN
1750000 mN
1250000 mN
1000000 mN
750000 mN
500000 mN
250000 mN
250000 mE
500000 mE
750000 mE

Figure 1:Location of Coulon Project


1220000 mN
1210000 mN
1200000 mN
Camp
Chemin Privé
Hydro-Québec
Private Road
Centrale Hydro-Électrique
Hydro-Electrique Central
Aeroport Fontange
Hydro-Québec
Fontange Airport
Route Trans-Taïga Road
Hydro-Québec
LEGEND
Area of Interest
Virginia's Claim
Camp
Hydro-Electric Central
Airport

Figure 2: Coulon Property Limits



6120000 mN
6110000 mN
6100000 mN
6090000 mN
6080000 mN
6070000 mN
320000
330000
340000
350000
360000
N
Legend
Rhyolite
Lapilli tuff (ash)
Arenite / wacke
Andesite
Basalt
Iron Formation
Paragneiss
Magnesium rich alteration
Massive sulfide (VMS)
Exhalite
Migmatite (basement ?)
Diabase dyke (proterozoic)
Fault
VIRGINIA - NORANDA
Coulon Property
Geological Map
Projection UTM Zone 10 (NAD 27 for Canada)
0
2.5
5
10
Kilometres


N
6075000 mN
6074000 mN
6073000 mN
6072000 mN
6071000 mN
6070000 mN
6069000 mN
6068000 mN
6067000 mN
6066000 mN
6065000 mN
6064000 mN
6063000 mN
347000
348000
349000
350000
351000
352000
354000
355000
356000
CN05-28
0007369
CN05-27
CN05-36
CN05-35
CN05-26
CN05-29
CN05-30
CN05-31
CN05-32
0008036
CN05-33
0010367
CN05-34
Virginia Gold Mines
Figure 4
Coulon Project
Location of Winter 2005 holes
CDC numbers
0
0.5
1
2
kilometres


N
352000
352500
353000
353500
CN05-27
CN05-36
0007361
0007362
CN05-35
CN05-26
6073500 mN
0006914
0006915
CN05-29
6073000 mN
6072500 mN
0006911
0006912
CN05-30
6072000 mN
0006905
0006906
6071500 mN
CN05-31
CN05-32
Virginia Gold Mines
Figure 5
Coulon Project
Location of Winter 2005 holes
DOM Grid Area
CDC numbers
0
100
200
400
metres



East
CN05-26
OB
V1B
V1B HM+
V3B
S2
DQFP (EP+)
I3B
S11 PY++
SF PY,SP,PO,CP
V3B DAM
CN05-26
425m
CN04-25
461,3m
CN04-25
483m
550 mN
500 mN
450 mN
400 mN
350 mN
300 mN
250 mN
200 mN
150 mN
100 mN
EOH
Virginia Gold Mines
Coulon Project
S. 2000 N (hole CN05-26)
Dom Nord
Figure 6a


East
CN05-27
OB
S3
S3/S2
V2J ⊠AC
V2J MG
M22 (I1G/V2J)
V2J
V2J ⊠AC
I1G
V3B
S2
I1G
V3B / S11($)
ALT PH,AC,AT,KN($)
V3B PH ($)
S2
V3B PH
V3B DHB
V3B / S2 SM
M25 (V3B?)($)
V3 II (SP)
V3B / V2J
CN05-27
435m
Length Text
Augt Text
Aggt Text
Pbpct Text
Cupct Text
Znpct Text
Lithcode Text
HoleID
EOH
Virginia Gold Mines
Figure 6b
Coulon Project
S. 2300 N (hole CN05-27)
Dom Nord


-100
-50
0
50
100
150
200
250
600 mN
550 mN
500 mN
450 mN
400 mN
350 mN
300 mN
250 mN
200 mN
150 mN
North-east
OB
S3
V1B
S3
S2/S11
V3B
S3
V3B
S2
V1
V1
CN05-28
147m
Length
Text
Augt
Text
Aggt
Text
Pbpct
Text
Cupct
Text
Znpct
Text
HoleID
Lithcode
Text
EOH
Virginia Gold Mines
Figure 6c
Coulon Project
Hole CN05-28
0
20
40
60


East
Virginia Gold Mines
Figure 6d
Coulon Project
0
20
40
60
metres
Length Text
Augt Text
Aggt Text
HoleID
Lithcode Text
EOH



-100
-50
0
50
100
150
200
250
South
600 mN
550 mN
500 mN
450 mN
400 mN
350 mN
300 mN
250 mN
200 mN
150 mN
CN05-30
OB
V1 ▾I SM / V2 ▾e FH
I1G
V3B fo
V3B CHB
I1G
I1G
I1G
V3B CHB
V3B CHB
V3B CHB
I1G
V3B CHB
CN05-30
150m
Length
Text
Augt
Text
Aggt
Text
Pbpct
Text
Cupct
Text
Znpct
Text
HoleID
Lithcode
Text
EOH
Virginia Gold Mines
Figure 6a
Coulon Poject
Hole CN05-30
0
20
40
80
metres



-50
0
50
100
150
200
250
300
South
500 mN
450 mN
400 mN
350 mN
300 mN
250 mN
200 mN
150 mN
100 mN
50 mN
CN05-32
OB
V3B HB fo
V1 SM
V3B HB fo
V3B HB fo
AC
S2
M25 (V3B HB)
M8 BO
M25 (V3B HB)
M25 (V3B HB)
M8 BO
V3B HB
fo
V3B HB
fo
V3B HB
V1 SM
14.7
5.8
0.19
0.04
0.1
ALT (S3) D8
ALT (V1) D8
ALT D-M8
20% PY, 3% PO
70% PY, 5% PO
I1G (SP)
ALT D-M8
V1 SM,MV
EP+GR
CN05-32
380m
Length
Text
Augt
Text
Aggt
Text
Pbpct
Text
Cupct
Text
Znpct
Text
HoleID
Lithcode
Text
EOH
Virginia Gold Mines
Figure 6f
Coulon Project
Hole CN05-32
Jessica
0
20
40
80
metres



-100
-50
0
50
100
150
200
250
500 mN
450 mN
400 mN
350 mN
300 mN
250 mN
200 mN
150 mN
100 mN
50 mN
0 mN
East
CN05-31
OB
M22 (S2)
M22 (V1 ▾I)
I1G
M22 (S2)
I1G
M22 (S2)
I1G
M22 (S2)
M25 (V3)
I1G
M25 (V3)
M25 (S2)
M25 (V3)
I1G
M25 (V3)
HB
M25 (V3)
S3
M8 BO
S3
M8 BO
S3
V2J
M22 (S3)
CN05-31
309m
Length
Text
Augt
Text
Aggt
Text
Pbpct
Text
Cupct
Text
Znpct
Text
HoleID
Lithcode
Text
EOH
Virginia Gold Mines
Figure 6g
Coulon Project
Hole CN05-31
0
20
40
80



-100
-50
0
50
100
150
200
250
East
500 mN
450 mN
400 mN
350 mN
300 mN
250 mN
200 mN
150 mN
100 mN
50 mN
CN05-33
OB
S3 Ø
V3B fo
S3
S11 5-10% PO-PY <1% GP
M22 (S3)
S11 5% PO-PY <1% GP
M22 (S3)
CN05-33
201m
Length
Text
Augt
Text
Aggt
Text
Pbpct
Text
Cupct
Text
Znpct
Text
HoleID
Lithcode
Text
EOH
Virginia Gold Mines
Figure 6h
Coulon Project
Hole CN05-33
Office, Quebec City
0
20
40
60


NE
500mN
450mN
400mN
350mN
300mN
250mN
200mN
150mN
100mN
50 mN
CN05-34
OB
S3
S3 (PY)
M8 CL++ CB+
M8 CL++
V3B CL+
CN05-34
186m
Length
Text
Augt
Text
Aggt
Text
Pbpct
Text
Cupct
Text
Znpct
Text
HoleID
Lithcode
Text
EOH
Virginia Gold Mines
Figure 6i
Coulon Project
Hole CN05-34
0
20
40
80
metres



-50
0
50
100
150
200
250
300
CN05-35
500 mN
450 mN
400 mN
350 mN
300 mN
250 mN
200 mN
150 mN
100 mN
50 mN
East
OB
V1B # HM+
V1 ▾e, ▾l SM
V1B HM+
V1 ▾e, ▾l SM / I1G
I1G
V1 ▾e, ▾l SM / I1G
I1G
V1 ▾e, ▾l SM / I1G
I1G
V1 ▾e, ▾l SM / I1G
V1 ▾e
I1G
M22 (V1 ▾e, ▾l SM)
I2
V1B (HM+)
12 MG
V1B (HM+)
12 MG
V1B (HM+)
V1B (HM+)
V1 ie,il (SM)
50% I1G
V1 ▾e, ▾l (SM)
I1G
V1 ▾e, ▾l (SM)
I1G
35% I1G
I1G
V1 ▾e / I1G
I1G / I2 MG
V1 ▾e (MV)
6
0
3.3
0.03
0.16
0.09
ALT PH,KN,(PY)
ALT GD,TC,PH, D8
1.5% PO, 5% PY, 1% CP
ALT GD,TC,PH, D8
M25 (V3B GHB)
ALT QZ,FP,BO,TC, 2% PY, PO
CN05-35
396m
Length
Text
Augt
Text
Aggt
Text
Pbpct
Text
Cupct
Text
Znpct
Text
HoleID
Lithcode
Text
EOH
Virginia Gold Mines
Coulon Project
S. 2050 N. (hole CN05-35)
Dom Nord
0
20
40
80



-100
-50
0
50
100
150
200
250
NE
500 mN
450 mN
400 mN
350 mN
300 mN
250 mN
200 mN
150 mN
100 mN
50 mN
CN05-36
OB
M25 (V3B)
ALT AC,SM
I1G
V3B (AT4)
M8 BO,AT/S11
D-M8
S11 2-5% PO-PY
M25 (V3B)
I1G
ALT PH,SM
S11 1% PY-PO
S3
CN05-36
189m
3
1.5
0.07
0
32.9
1.4
0.11
0.1
0.03
2.48
0.04
Length
Text
Augt
Text
Aggt
Text
Pbpct
Text
Cupct
Text
Znpct
Text
HoleID
Lithcode
Text
EOH
Virginia Gold Mines
Figure 6k
Coulon Project
Hole CN05-36
Dom Nord
0
20
40
80

Appendix 1 List of abbreviations used for geological description, Coulon Project

List of minerals *[taken from MB 96-28 document MRN-Québec, Sharma (1996)]*

AC	Actinolite	GR	Garnet
AD	Andalusite	GT	Gedrite
AM	Amphibole	HB	Hornblende
AR	Antigorite	KN	Kyanite
AT	Anthophyllite	LX	Leucoxene
BL	Beryl	MG	Magnetite
BN	Bornite	MO	Molybdenite
BO	Biotite	MV	Muscovite
CB	Carbonate	OX	Orthopyroxene
CC	Calcite	PD	Pentlandite
CD	Cordierite	PG	Plagioclase
CG	Cummingtonite	PH	Phlogopite
CL	Chlorite	PO	Pyrrhotite
CM	Chromite	PX	Pyroxene
CP	Chalcopyrite	PY	Pyrite
CR	Chloritoid	QZ	Quartz
Cu	Native copper	SF	Sulfures
CX	Clinopyroxene	SM	Sillimanite
DP	Diopside	SP	Sphalerite
EP	Epidote	SR	Sericite
FK	K-Felspar	ST	Serpentine
FL	Fluorine	TC	Talc
GL	Galena	TL	Tourmaline
GP	Graphite	TM	Tremolite

List of textures *[taken from MB 96-28 document MRN-Québec, Sharma (1996)]*

AP	Aphanitic	GT	Very-fine grained
BR	Breccia	HJ	Homogenous
BT	Tectonic breccia	LA	Laminated
CS	Sheared	LS	Leucosome
CO	Pillowed	LX	Leucocrate
DQ	Diabasic	MA	Massive
EN	Float	MX	Melanocrate
FO	Foliated	MZ	Mobilisat
GB	Glomeroblastic	PG	Pegmatitic
GS	Gneissic	PO	Porphyritic (ú)
GF	Fine-grained	PQ	Porphyroblastic (ý)
GG	Coarse-grained	RU	Banded
GM	Medium-grained	SC	Schistosed
GO	Very coarse-grained	TL	Lapilli tuff
GR	Granoblastic		

Types of lithologies *[taken from MB 96-28 document MRN-Québec, Sharma (1996)]*

Sedimentary rocks

S1	Sandstone
S2	Arenite (Biotite <15%)
S3	Wacke (Biotite >15%)
S4	Conglomerate
S9	Iron formation (A: Undetermined; B: Oxide; D: Silicate; E: Sulphide)
S11	Exhalite
VQZ	Quartz Veins

Volcanic rocks

V1B	Rhyolite
V1C	Rhyodacite
V1D	Dacite
V2J	Andesite
V3A	Andesitic basalt
V3B	Basalt
V4A	Komatiite
V4B	Pyroxenitic komatiite
V4C	Peridotitic komatiite

Intrusive rocks

I1B	Granite
I1C	Granodiorite
I1D	Tonalite
I1G	Pegmatite
I2D	Syenite
I2E	Quartz monzonite
I2F	Monzonite
I2I	Quartz diorite
I2J	Diorite
I3A	Gabbro
I3B	Diabase
I3Q	Gabbronorite
I4A	Hornblendite
I4B	Pyroxenite
I4I	Peridotite
I4N	Serpentinite

Metamorphic rocks

M1	Gneiss
M3	Orthogneiss
M4	Paragneiss
M8	Schist
M12	Quartzite
M16	Amphibolite
M21	Diatexite
M21A	Anatectic granite
M22	Migmatite
T2	Mylonite
T4	Tectonic breccia

Appendix 2 Certificates of analyses

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: **MINES DOR VIRGINIA INC.**
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 20-AVRIL-2005
Cette copie a fait un rapport sur 13-SEPT-2005
Compte: MINVIR

CERTIFICAT VO05022270

Projet: COULON
Bon de commande #:
Ce rapport s'applique aux 56 échantillons de carotte forage soumis à notre laboratoire le Val d'Or, QC, Canada de 22-MARS-2005.
Les résultats sont transmis à:

PAUL ARCHER	MICHEL CHAPDELEINE

PRÉPARATION ÉCHANTILLONS

CODE ALS	DESCRIPTION
LOG-22	Entrée échantillon - Reçu sans code barre
WEI-21	Poids échantillon reçu
CRU-31	Granulation - 70 % <2 mm
SPL-21	Échant. fractionné - div. riffles
PUL-31	Pulvérisé à 85 % <75 um

PROCÉDURES ANALYTIQUES

CODE ALS	DESCRIPTION	INSTRUMENT
Au-AA23	Au 30 g fini FA-AA	AAS
ME-ICP41	Aqua regia ICP-AES 34 éléments	ICP-AES
Cu-AA62	Teneur marchande Cu - quatre acides / AAS	AAS
Zn-AA62	Teneur marchande Zn - quqtre acides / AAS	AAS

À: **MINES DOR VIRGINIA INC.**
ATTN: MICHEL CHAPDELEINE
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Ce rapport est final et remplace tout autre rapport préliminaire portant ce numéro de certificat. Les résultats s'appliquent aux échantillons soumis. Toutes les pages de ce rapport ont été vérifiées et approuvées avant publication.

Signature:

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.

212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: MINES DOR VIRGINIA INC.
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 20-AVRIL-2005
Compte: MINVIR

Projet: COULON

CERTIFICAT D'ANALYSE VO05022270

Description échantillon	Méthode / élément / unités / L.D.	Au-AA23	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	Cu-AA62	Zn-AA62	WEI-21
		Au	Ag	As	Co	Hg	Pb	Sb	Cu	Zn	Poids reçu
		ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	%	kg
		0.005	0.2	2	1	1	2	2	0.01	0.01	0.02
136055		0.005	0.5	<2	7	<1	9	<2	0.06	0.02	1.44
136056		0.006	0.9	<2	7	1	18	<2	0.11	0.03	1.69
136057		0.028	3.4	7	34	<1	64	<2	0.31	0.02	0.83
136058		0.012	0.9	<2	10	<1	23	<2	0.11	0.02	1.44
136059		0.005	1.6	<2	9	<1	18	<2	0.16	0.01	1.02
136060		0.007	1.2	<2	9	1	32	<2	0.13	0.02	1.11
136062		0.007	1.2	<2	20	<1	18	<2	0.14	0.01	1.83
136063		0.022	0.9	<2	8	1	11	<2	0.08	0.02	1.56
136064		0.170	1.3	<2	32	<1	28	<2	0.05	0.16	1.08
136066		<0.005	<0.2	<2	<1	1	32	<2	<0.01	<0.01	1.64
136067		<0.005	0.2	<2	17	1	<2	<2	0.01	0.01	1.70
136069		<0.005	<0.2	<2	10	<1	<2	<2	0.01	0.01	1.67
136070		<0.005	<0.2	<2	14	2	<2	<2	<0.01	0.01	1.65
136071		<0.005	<0.2	<2	16	<1	<2	<2	0.01	0.01	1.67
136072		<0.005	<0.2	<2	14	<1	<2	<2	0.01	0.01	1.70
136073		<0.005	0.3	<2	13	1	<2	<2	0.01	0.01	1.83
136075		0.006	<0.2	<2	14	<1	<2	<2	0.01	0.02	1.76
136076		<0.005	0.3	<2	17	<1	6	<2	0.02	0.02	1.80
136077		<0.005	<0.2	<2	17	1	<2	<2	0.02	0.01	1.59
136078		<0.005	0.2	<2	20	1	<2	2	0.02	0.01	1.78
136079		<0.005	<0.2	<2	17	1	<2	<2	0.02	0.01	1.71
136080		<0.005	0.2	<2	15	<1	<2	<2	0.01	0.01	1.75
136082		<0.005	<0.2	<2	13	1	<2	2	0.01	0.01	1.69
136083		<0.005	<0.2	<2	16	<1	<2	<2	<0.01	0.01	1.69
136084		<0.005	<0.2	<2	12	<1	<2	<2	<0.01	0.01	1.76
136085		<0.005	<0.2	<2	9	<1	<2	<2	<0.01	0.01	1.75
136086		<0.005	<0.2	<2	19	<1	30	<2	<0.01	0.01	1.84
136087		<0.005	<0.2	<2	21	<1	<2	2	0.01	0.02	1.80
136089		<0.005	<0.2	<2	16	1	<2	<2	0.01	0.02	1.89
136090		<0.005	<0.2	<2	18	1	6	<2	<0.01	0.01	1.65
136091		<0.005	<0.2	5	16	<1	<2	<2	0.01	0.02	1.76
136092		<0.005	0.4	<2	17	<1	64	<2	0.01	0.02	1.68
136093		<0.005	0.6	<2	15	<1	695	<2	0.01	0.05	1.55
136094		<0.005	0.4	<2	16	1	15	2	0.01	0.02	1.72
136095		<0.005	<0.2	<2	17	1	2	<2	0.01	0.01	1.65
136096		<0.005	<0.2	<2	20	1	3	<2	0.01	0.01	1.80
136098		<0.005	<0.2	<2	16	1	2	<2	<0.01	0.01	1.82
136099		<0.005	<0.2	2	16	1	7	2	<0.01	0.01	1.68
136100		0.007	0.2	<2	14	1	<2	<2	<0.01	0.01	1.66
136101		<0.005	<0.2	<2	14	<1	<2	<2	<0.01	0.01	1.86

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.

212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: **MINES DOR VIRGINIA INC.**
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 20-AVRIL-2005
Compte: MINVIR

Projet: COULON

CERTIFICAT D'ANALYSE VO05022270

Description échantillon	Méthode élément unités L.D.	Au-AA23 Au ppm 0.005	ME-ICP41 Ag ppm 0.2	ME-ICP41 As ppm 2	ME-ICP41 Co ppm 1	ME-ICP41 Hg ppm 1	ME-ICP41 Pb ppm 2	ME-ICP41 Sb ppm 2	Cu-AA62 Cu % 0.01	Zn-AA62 Zn % 0.01	WEI-21 Poids reçu kg 0.02
136102		<0.005	<0.2	<2	14	<1	3	<2	<0.01	0.01	1.80
136103		<0.005	<0.2	<2	15	1	<2	<2	<0.01	0.01	1.70
136104		<0.005	0.4	<2	16	<1	<2	<2	0.01	0.01	1.72
136105		<0.005	0.2	<2	17	<1	13	<2	0.02	0.01	1.69
136106		<0.005	<0.2	<2	15	<1	<2	3	<0.01	0.01	0.88
136107		<0.005	0.4	<2	16	<1	26	<2	0.01	0.01	1.82
136108		<0.005	0.3	<2	17	<1	9	2	<0.01	0.01	1.54
136110		<0.005	<0.2	<2	17	1	<2	<2	<0.01	0.01	1.84
136112		<0.005	<0.2	<2	15	<1	<2	2	0.01	0.03	1.79
136113		<0.005	<0.2	<2	17	1	<2	2	0.01	0.02	1.78
136115		<0.005	0.2	<2	1	1	4	<2	0.01	<0.01	1.60
136117		<0.005	<0.2	<2	8	<1	21	<2	<0.01	0.03	1.61
136118		<0.005	<0.2	<2	26	<1	8	<2	0.01	0.01	1.72
136120		<0.005	<0.2	<2	13	1	<2	<2	<0.01	0.01	1.77
136121		<0.005	<0.2	5	7	<1	<2	2	<0.01	0.01	1.83
136122		<0.005	0.3	<2	14	<1	3	<2	0.03	0.01	1.26

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: **MINES DOR VIRGINIA INC.**
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 18-AVRIL-2005
Cette copie a fait un rapport sur 13-SEPT-2005
Compte: MINVIR

CERTIFICAT VO05022271

Projet: COULON
Bon de commande #:
Ce rapport s'applique aux 12 échantillons de carotte forage soumis à notre laboratoire le Val d'Or, QC, Canada de 22-MARS-2005.

Les résultats sont transmis à:

PAUL ARCHER	MICHEL CHAPDELEINE	

PRÉPARATION ÉCHANTILLONS

CODE ALS	DESCRIPTION
WEI-21	Poids échantillon reçu
LOG-22	Entrée échantillon - Reçu sans code barre
CRU-31	Granulation - 70 % <2 mm
SPL-21	Échant. fractionné - div. riffles
PUL-31	Pulvérisé à 85 % <75 um

PROCÉDURES ANALYTIQUES

CODE ALS	DESCRIPTION	INSTRUMENT
Cu-AA45	Trace Cu-Digestion Aqua regia	AAS
Au-AA23	Au 30 g fini FA-AA	AAS
ME-XRF06	Roche totale - XRF	XRF
OA-GRA06	Perte par calcination pour ME-XRF06	WST-SIM
ME-XRF05	Analyse XRF de degré trace	XRF
Zn-AA45	Trace Zn - Aqua regia /AAS	AAS

À: **MINES DOR VIRGINIA INC.**
ATTN: MICHEL CHAPDELEINE
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Ce rapport est final et remplace tout autre rapport préliminaire portant ce numéro de certificat. Les résultats s'appliquent aux échantillons soumis. Toutes les pages de ce rapport ont été vérifiées et approuvées avant publication.

Signature:

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: MINES DOR VIRGINIA INC.
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 18-AVRIL-2005
Compte: MINVIR

Projet: COULON

CERTIFICAT D'ANALYSE VO05022271

Description échantillon	Méthode	WEI-21	ME-XRF06	ME-XRF06	ME-XRF06	ME-XRF06	ME-XRF06	ME-XRF06	ME-XRF06	ME-XRF06	ME-XRF06	ME-XRF06	ME-XRF06	ME-XRF06	ME-XRF06	ME-XRF06
	élément	Poids reçu	SiO2	Al2O3	Fe2O3	CaO	MgO	Na2O	K2O	Cr2O3	TiO2	MnO	P2O5	SrO	BaO	LOI
	unités	kg	%	%	%	%	%	%	%	%	%	%	%	%	%	%
	L.D	0.02	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
136061		0.48	76.31	9.30	6.16	0.06	3.38	0.14	1.92	0.04	0.16	0.02	0.01	<0.01	0.02	1.16
136065		0.55	70.09	11.77	3.22	0.11	10.92	0.18	0.77	0.04	0.29	0.01	0.03	<0.01	0.01	1.94
136068		0.46	62.22	15.97	8.34	2.09	4.59	5.15	0.43	0.02	0.88	0.12	0.21	0.02	0.01	0.19
136074		0.45	61.32	15.67	9.27	1.27	5.27	4.11	1.24	0.02	0.99	0.13	0.18	0.01	0.03	0.66
136081		0.59	62.49	15.56	8.27	1.80	4.39	4.76	0.77	0.02	0.94	0.12	0.20	0.02	0.02	0.47
136088		0.56	61.68	15.70	9.95	0.79	5.32	3.28	0.95	0.03	1.10	0.15	0.17	0.01	0.03	0.78
136097		0.48	60.62	15.93	8.66	0.95	6.17	3.51	1.56	0.02	1.00	0.08	0.17	0.01	0.04	0.91
136109		0.45	60.15	15.76	9.72	2.20	4.51	3.18	2.35	0.03	0.95	0.12	0.17	<0.01	0.05	0.54
136111		0.59	61.17	15.25	9.14	2.12	4.41	4.41	1.32	0.02	0.98	0.19	0.20	0.01	0.03	0.45
136114		0.59	61.13	15.45	9.32	2.63	3.73	4.29	1.51	0.03	1.00	0.14	0.18	0.02	0.04	0.48
136116		0.57	78.03	11.39	2.93	0.13	2.92	0.23	2.07	0.04	0.14	0.05	0.01	<0.01	0.03	0.78
136119		0.54	76.88	10.95	2.83	0.72	3.76	0.53	2.09	0.04	0.18	0.04	0.02	<0.01	0.06	1.16

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: MINES DOR VIRGINIA INC.
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Projet: COULON

Finalisée Date: 18-AVRIL-2005
Compte: MINVIR

CERTIFICAT D'ANALYSE VO05022271

Description échantillon	Méthode élément unités L.D	ME-XRF06 Total % 0.01	ME-XRF05 Y ppm 2	ME-XRF05 Zr ppm 2	Zn-AA45 Zn ppm 1	Cu-AA45 Cu ppm 1	Au-AA23 Au ppm 0.005
136061		98.69	38	218	178	365	<0.005
136065		99.38	85	228	66	7	<0.005
136068		100.25	26	151	23	4	<0.005
136074		100.20	28	179	87	63	<0.005
136081		99.83	27	167	47	79	<0.005
136088		99.93	28	162	94	83	<0.005
136097		99.64	25	169	68	24	<0.005
136109		99.75	27	169	126	115	0.006
136111		99.71	30	156	159	72	0.005
136114		99.94	24	157	222	49	<0.005
136116		98.76	61	233	183	43	<0.005
136119		99.26	44	237	34	5	<0.005

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

**À: MINES DOR VIRGINIA INC.
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7**

Finalisée Date: 21-AVRIL-2005
Cette copie a fait un rapport sur 13-SEPT-2005
Compte: MINVIR

CERTIFICAT VO05028148

Projet: COULON
Bon de commande #:
Ce rapport s'applique aux 10 échantillons de carotte forage soumis à notre laboratoire le Val d'Or, QC, Canada de 22-MARS-2005.
Les résultats sont transmis à:

PAUL ARCHER	MICHEL CHAPDELEINE

PRÉPARATION ÉCHANTILLONS

CODE ALS	DESCRIPTION
WEI-21	Poids échantillon reçu
LOG-22	Entrée échantillon - Reçu sans code barre
CRU-31	Granulation - 70 % <2 mm
SPL-21	Échant. fractionné - div. riffles
PUL-31	Pulvérisé à 85 % <75 um

PROCÉDURES ANALYTIQUES

CODE ALS	DESCRIPTION	INSTRUMENT
Cu-AA45	Trace Cu-Digestion Aqua regia	AAS
Au-AA23	Au 30 g fini FA-AA	AAS
ME-XRF06	Roche totale - XRF	XRF
OA-GRA06	Perte par calcination pour ME-XRF06	WST-SIM
ME-XRF05	Analyse XRF de degré trace	XRF
Zn-AA45	Trace Zn - Aqua regia /AAS	AAS

À: **MINES DOR VIRGINIA INC.
ATTN: MICHEL CHAPDELEINE
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7**

Ce rapport est final et remplace tout autre rapport préliminaire portant ce numéro de certificat. Les résultats s'appliquent aux échantillons soumis. Toutes les pages de ce rapport ont été vérifiées et approuvées avant publication.

Signature:

ALS Chemex

EXCELLENCE EN ANALYSE CHIMIQUE

ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: **MINES DOR VIRGINIA INC.**
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Projet: COULON

Finalisée Date: 21-AVRIL-2005
Compte: MINVIR

CERTIFICAT D'ANALYSE VO05028148

Description échantillon / Méthode élément unité L.D	WEI-21 Poids reçu kg 0.02	ME-XRF06 SiO2 % 0.01	ME-XRF06 Al2O3 % 0.01	ME-XRF06 Fe2O3 % 0.01	ME-XRF06 CaO % 0.01	ME-XRF06 MgO % 0.01	ME-XRF06 Na2O % 0.01	ME-XRF06 K2O % 0.01	ME-XRF06 Cr2O3 % 0.01	ME-XRF06 TiO2 % 0.01	ME-XRF06 MnO % 0.01	ME-XRF06 P2O5 % 0.01	ME-XRF06 SrO % 0.01	ME-XRF06 BaO % 0.01	ME-XRF06 LOI % 0.01
136020	1.59	59.35	13.68	7.54	2.42	9.00	2.83	2.40	0.04	0.63	0.06	0.10	0.01	0.03	1.05
136023	1.45	52.18	15.59	10.60	5.82	10.80	2.75	0.31	0.02	1.07	0.09	0.20	0.01	0.02	0.60
136033	0.68	50.56	15.22	12.27	2.16	10.46	2.68	2.66	0.01	1.09	0.19	0.18	0.01	0.04	1.85
136040	0.68	64.08	15.60	5.24	4.70	1.54	4.55	1.36	0.03	0.52	0.09	0.18	0.02	0.03	1.02
136043	0.75	73.69	11.41	3.43	2.08	0.93	2.09	4.33	0.04	0.24	0.11	0.03	0.01	0.06	0.49
136045	0.56	72.78	13.63	3.55	0.77	3.45	1.13	2.05	0.03	0.37	0.02	0.03	0.01	0.06	1.55
136050	0.47	74.97	12.58	2.53	1.11	1.53	2.25	3.57	0.03	0.20	0.03	0.02	0.01	0.02	0.61
136051	0.46	73.63	12.02	1.42	2.43	1.12	1.10	6.61	0.03	0.23	0.11	0.03	0.01	0.08	0.43
136052	0.48	76.17	12.18	2.27	0.83	1.47	2.02	3.84	0.03	0.18	0.03	0.04	0.01	0.06	0.54
136054	0.57	80.35	12.70	2.25	0.06	1.92	0.16	1.43	0.03	0.20	0.02	0.01	<0.01	0.03	0.71

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: **MINES DOR VIRGINIA INC.**
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 21-AVRIL-2005
Compte: MINVIR

Projet: COULON

CERTIFICAT D'ANALYSE VO05028148

Description échantillon	Méthode / élément / unités / L.D.	ME-XRF06	ME-XRF05	ME-XRF05	Zn-AA45	Cu-AA45	Au-AA23
	élément	Total	Y	Zr	Zn	Cu	Au
	unités	%	ppm	ppm	ppm	ppm	ppm
	L.D.	0.01	2	2	1	1	0.005
136020		99.14	41	215	36	9	<0.005
136023		100.10	23	101	17	10	<0.005
136033		99.38	26	117	401	67	<0.005
136040		98.96	21	165	35	12	<0.005
136043		98.93	34	217	45	86	<0.005
136045		99.43	36	215	69	17	<0.005
136050		99.45	36	221	53	7	<0.005
136051		99.25	26	185	28	7	<0.005
136052		99.68	35	216	40	8	<0.005
136054		99.87	42	195	105	9	<0.005

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: **MINES DOR VIRGINIA INC.**
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 25-AVRIL-2005
Cette copie a fait un rapport sur 13-SEPT-2005
Compte: MINVIR

CERTIFICAT VO05028149

Projet: COULON
Bon de commande #:
Ce rapport s'applique aux 25 échantillons de carotte forage soumis à notre laboratoire le Val d'Or, QC, Canada de 22-MARS-2005.
Les résultats sont transmis à:

PAUL ARCHER	MICHEL CHAPDELEINE	

PRÉPARATION ÉCHANTILLONS

CODE ALS	DESCRIPTION
LOG-22	Entrée échantillon - Reçu sans code barre
WEI-21	Poids échantillon reçu
CRU-31	Granulation - 70 % <2 mm
SPL-21	Échant. fractionné - div. riffles
PUL-31	Pulvérisé à 85 % <75 um

PROCÉDURES ANALYTIQUES

CODE ALS	DESCRIPTION	INSTRUMENT
Pb-AA62	Teneur marchande Pb - quatre acides / AAS	AAS
Ag-GRA21	Ag 30 g fini FA-GRAV	WST-SIM
Au-AA23	Au 30 g fini FA-AA	AAS
ME-ICP41	Aqua regia ICP-AES 34 éléments	ICP-AES
Cu-AA62	Teneur marchande Cu - quatre acides / AAS	AAS
Zn-AA62	Teneur marchande Zn - quqtre acides / AAS	AAS

À: **MINES DOR VIRGINIA INC.**
ATTN: MICHEL CHAPDELEINE
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Ce rapport est final et remplace tout autre rapport préliminaire portant ce numéro de certificat. Les résultats s'appliquent aux échantillons soumis. Toutes les pages de ce rapport ont été vérifiées et approuvées avant publication.

Signature:

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: **MINES DOR VIRGINIA INC.**
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 25-AVRIL-2005
Compte: MINVIR

Projet: COULON

CERTIFICAT D'ANALYSE VO05028149

Description échantillon	Méthode élément unité L.D.	Au-AA23 Au ppm 0.005	ME-ICP41 Ag ppm 0.2	ME-ICP41 As ppm 2	ME-ICP41 Co ppm 1	ME-ICP41 Hg ppm 1	ME-ICP41 Pb ppm 2	ME-ICP41 Sb ppm 2	Cu-AA62 Cu % 0.01	Zn-AA62 Zn % 0.01	Pb-AA62 Pb % 0.01	Ag-GRA21 Ag ppm 5	WEI-21 Poids reçu kg 0.02
136021		0.277	>100	7	82	<1	>10000	8	0.54	1.03	6.85	460	0.72
136022		<0.005	0.8	3	10	<1	103	<2	0.01	0.02			0.70
136024		0.008	3.7	3	59	<1	245	<2	0.08	0.28			1.54
136025		0.006	2.0	2	34	<1	93	3	0.05	0.09			1.95
136026		0.015	5.8	2	26	1	484	3	0.13	1.52			1.22
136027		<0.005	1.5	10	27	<1	125	<2	0.02	0.23			1.90
136028		<0.005	2.5	4	31	<1	261	3	0.04	0.31			1.92
136029		<0.005	2.1	<2	30	<1	224	<2	0.02	0.17			1.93
136030		<0.005	2.4	<2	25	1	109	<2	0.01	0.08			1.44
136031		<0.005	0.9	<2	30	1	59	<2	0.01	0.09			1.97
136032		<0.005	1.1	2	36	<1	45	3	0.02	0.06			1.22
136034		<0.005	1.0	<2	31	1	60	<2	0.01	0.06			0.95
136035		<0.005	0.8	3	25	<1	75	<2	0.01	0.06			1.79
136036		<0.005	0.7	2	27	<1	74	<2	0.01	0.10			2.15
136037		<0.005	7.6	2	29	1	5780	2	0.02	1.10			0.74
136038		0.008	0.9	3	27	1	51	2	0.02	0.43			0.71
136039		<0.005	0.2	2	18	<1	12	<2	0.01	0.11			2.04
136041		<0.005	0.2	7	6	<1	7	<2	0.01	0.02			1.22
136042		<0.005	1.4	10	10	<1	6	6	0.02	0.01			0.69
136044		<0.005	0.2	8	7	<1	4	<2	0.01	0.01			1.60
136046		<0.005	0.8	2	79	1	10	3	0.03	0.01			0.78
136047		<0.005	0.3	<2	17	<1	4	2	0.01	0.02			1.70
136048		<0.005	<0.2	5	14	<1	6	<2	0.01	0.02			1.60
136049		<0.005	0.9	4	18	<1	3	3	0.01	0.02			0.74
136053		<0.005	0.9	<2	3	<1	12	<2	0.03	0.15			0.98

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: MINES DOR VIRGINIA INC.
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 21-AVRIL-2005
Cette copie a fait un rapport sur
13-SEPT-2005
Compte: MINVIR

CERTIFICAT VO05029746

Projet:

Bon de commande #:

Ce rapport s'applique aux 7 échantillons de roche soumis à notre laboratoire le Val d'Or, QC, Canada de 12-AVRIL-2005.

Les résultats sont transmis à:

PAUL ARCHER	MICHEL CHAPDELEINE	

PRÉPARATION ÉCHANTILLONS

CODE ALS	DESCRIPTION
WEI-21	Poids échantillon reçu
LOG-22	Entrée échantillon - Reçu sans code barre
CRU-31	Granulation - 70 % <2 mm
SPL-21	Échant. fractionné - div. riffles
PUL-31	Pulvérisé à 85 % <75 um

PROCÉDURES ANALYTIQUES

CODE ALS	DESCRIPTION	INSTRUMENT
Ag-AA45	Trace Ag - Aqua regia/AAS	AAS
Cu-AA45	Trace Cu-Digestion Aqua regia	AAS
Pb-AA45	Trace Pb - Aqua regia /AAS	AAS
Zn-AA45	Trace Zn - Aqua regia /AAS	AAS
Mo-AA45	Trace Mo - Aqua regia /AAS	AAS
Au-AA23	Au 30 g fini FA-AA	AAS

À: MINES DOR VIRGINIA INC.
ATTN: MICHEL CHAPDELEINE
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Ce rapport est final et remplace tout autre rapport préliminaire portant ce numéro de certificat. Les résultats s'appliquent aux échantillons soumis. Toutes les pages de ce rapport ont été vérifiées et approuvées avant publication.

Signature:

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 · www.alschemex.com

À: MINES DOR VIRGINIA INC.
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 21-AVRIL-2005
Compte: MINVIR

CERTIFICAT D'ANALYSE VO05029746

Description échantillon	Méthode élément unités L.D	WEI-21 Poids reçu kg 0.02	Au-AA23 Au ppm 0.005	Ag-AA45 Ag ppm 0.2	Cu-AA45 Cu ppm 1	Pb-AA45 Pb ppm 1	Zn-AA45 Zn ppm 1	Mo-AA45 Mo ppm 1
NO-WO5-01		1.47	0.021	<0.2	52	<1	12	1
NO-WO5-02		1.48	0.045	1.0	853	5	32	1
NO-WO5-03		1.83	0.005	<0.2	11	3	68	1
NO-WO5-04		1.67	0.082	0.7	660	5	50	1
NO-WO5-05		1.44	0.076	0.4	386	5	45	2
NO-WO5-06		1.71	0.118	1.2	798	5	45	2
NO-WO5-07		2.60	0.108	0.5	649	5	44	2

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221   Télécopieur: 604 984 0218   www.alschemex.com

À: **MINES DOR VIRGINIA INC.**
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 10-MAI-2005
Cette copie a fait un rapport sur 13-SEPT-2005
Compte: MINVIR

CERTIFICAT VO05030444

Projet: COULON

Bon de commande #:

Ce rapport s'applique aux 8 échantillons de carotte forage soumis à notre laboratoire le Val d'Or, QC, Canada de 21-AVRIL-2005.

Les résultats sont transmis à:

PAUL ARCHER	MICHEL CHAPDELEINE

PRÉPARATION ÉCHANTILLONS

CODE ALS	DESCRIPTION
LOG-22	Entrée échantillon - Reçu sans code barre
WEI-21	Poids échantillon reçu
CRU-31	Granulation - 70 % <2 mm
SPL-21	Échant. fractionné - div. riffles
PUL-31	Pulvérisé à 85 % <75 um

PROCÉDURES ANALYTIQUES

CODE ALS	DESCRIPTION	INSTRUMENT
Au-AA23	Au 30 g fini FA-AA	AAS
ME-ICP41	Aqua regia ICP-AES 34 éléments	ICP-AES
Cu-AA62	Teneur marchande Cu - quatre acides / AAS	AAS
Zn-AA62	Teneur marchande Zn - quqtre acides / AAS	AAS

À: **MINES DOR VIRGINIA INC.**
ATTN: MICHEL CHAPDELEINE
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Ce rapport est final et remplace tout autre rapport préliminaire portant ce numéro de certificat. Les résultats s'appliquent aux échantillons soumis. Toutes les pages de ce rapport ont été vérifiées et approuvées avant publication.

Signature:

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: MINES DOR VIRGINIA INC.
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 10-MAI-2005
Compte: MINVIR

Projet: COULON

CERTIFICAT D'ANALYSE VO05030444

Description échantillon	Méthode élément unités L.D.	Au-AA23 Au ppm 0.005	ME-ICP41 Ag ppm 0.2	ME-ICP41 As ppm 2	ME-ICP41 Co ppm 1	ME-ICP41 Hg ppm 1	ME-ICP41 Pb ppm 2	ME-ICP41 Sb ppm 2	Cu-AA62 Cu % 0.01	Zn-AA62 Zn % 0.01	WEI-21 Poids reçu kg 0.02
136292		<0.005	2.1	34	11	<1	40	<2	0.08	0.05	0.77
136338		0.020	2.0	7	21	2	132	<2	0.13	0.03	1.81
136339		0.024	1.9	94	13	1	131	<2	0.11	0.01	0.93
136345		<0.005	0.4	7	3	<1	8	<2	<0.01	<0.01	1.43
136371		<0.005	<0.2	40	21	<1	<2	<2	0.01	0.01	1.69
136373		0.006	0.3	<2	28	1	3	<2	0.02	0.01	1.31
136380		<0.005	1.2	15	4	<1	79	<2	0.01	0.01	1.68
136382		<0.005	0.4	3	18	<1	3	<2	0.01	0.01	1.63

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: **MINES DOR VIRGINIA INC.**
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 13-MAI-2005
Cette copie a fait un rapport sur 13-SEPT-2005
Compte: MINVIR

CERTIFICAT VO05030445

Projet: COULON
Bon de commande #:
Ce rapport s'applique aux 14 échantillons de carotte forage soumis à notre laboratoire le Val d'Or, QC, Canada de 21-AVRIL-2005.

Les résultats sont transmis à:

PAUL ARCHER	MICHEL CHAPDELEINE

PRÉPARATION ÉCHANTILLONS

CODE ALS	DESCRIPTION
WEI-21	Poids échantillon reçu
LOG-22	Entrée échantillon - Reçu sans code barre
CRU-31	Granulation - 70 % <2 mm
SPL-21	Échant. fractionné - div. riffles
PUL-31	Pulvérisé à 85 % <75 um

PROCÉDURES ANALYTIQUES

CODE ALS	DESCRIPTION	INSTRUMENT
Cu-AA45	Trace Cu-Digestion Aqua regia	AAS
Au-AA23	Au 30 g fini FA-AA	AAS
ME-XRF06	Roche totale - XRF	XRF
OA-GRA06	Perte par calcination pour ME-XRF06	WST-SIM
ME-XRF05	Analyse XRF de degré trace	XRF
Zn-AA45	Trace Zn - Aqua regia /AAS	AAS

À: **MINES DOR VIRGINIA INC.**
ATTN: MICHEL CHAPDELEINE
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Ce rapport est final et remplace tout autre rapport préliminaire portant ce numéro de certificat. Les résultats s'appliquent aux échantillons soumis. Toutes les pages de ce rapport ont été vérifiées et approuvées avant publication.

Signature:

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: MINES DOR VIRGINIA INC.
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 13-MAI-2005
Compte: MINVIR

Projet: COULON

CERTIFICAT D'ANALYSE VO05030445

Description échantillon	Méthode / élément / unités / L.D	WEI-21 Poids reçu kg 0.02	ME-XRF06 SiO2 % 0.01	ME-XRF06 Al2O3 % 0.01	ME-XRF06 Fe2O3 % 0.01	ME-XRF06 CaO % 0.01	ME-XRF06 MgO % 0.01	ME-XRF06 Na2O % 0.01	ME-XRF06 K2O % 0.01	ME-XRF06 Cr2O3 % 0.01	ME-XRF06 TiO2 % 0.01	ME-XRF06 MnO % 0.01	ME-XRF06 P2O5 % 0.01	ME-XRF06 SrO % 0.01	ME-XRF06 BaO % 0.01	ME-XRF06 LOI % 0.01
136137		0.66	51.04	15.79	11.16	6.62	6.96	2.55	2.49	0.02	0.86	0.15	0.17	0.03	0.04	1.76
136146		0.53	74.15	12.28	2.90	1.05	2.06	2.20	3.87	<0.01	0.20	0.03	0.03	0.01	0.05	0.85
136149		0.45	51.05	16.43	12.08	8.19	7.48	2.67	0.43	0.01	0.98	0.13	0.19	0.02	0.01	0.32
136154		0.55	51.19	16.13	12.45	8.74	7.35	2.25	0.23	0.01	0.93	0.15	0.16	0.03	0.01	0.23
136164		0.61	77.65	12.05	2.38	1.01	1.28	2.37	2.54	<0.01	0.14	0.03	<0.01	0.01	0.04	0.42
136167		0.53	75.05	13.03	2.42	0.61	2.24	1.86	3.50	<0.01	0.16	0.08	0.01	<0.01	0.06	0.89
136172		0.46	70.72	12.37	3.51	0.74	7.20	0.74	2.86	<0.01	0.15	0.04	0.03	<0.01	0.03	1.65
136184		0.55	74.36	11.61	4.10	0.04	4.56	0.22	2.95	<0.01	0.34	0.05	0.03	<0.01	0.02	1.48
136189		0.41	51.02	13.13	7.33	0.12	18.36	0.33	4.02	<0.01	0.20	0.07	0.02	<0.01	<0.01	5.14
136202		0.40	82.29	10.06	2.57	0.04	2.14	0.16	1.61	<0.01	0.13	0.03	<0.01	<0.01	0.02	0.91
136204		0.47	83.01	9.37	2.71	0.07	2.17	0.24	1.56	<0.01	0.13	0.03	0.02	0.01	0.02	0.60
136205		0.62	71.01	14.20	2.57	5.32	1.07	1.04	2.08	<0.01	0.22	0.10	0.11	0.01	0.07	2.14
136206		0.71	68.27	11.55	6.29	1.01	6.24	0.92	3.90	<0.01	0.15	0.11	0.02	0.01	0.03	1.31
136315		0.83	47.21	7.55	12.31	7.51	18.17	0.84	2.59	0.15	0.37	0.19	0.16	0.04	0.01	2.95

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: **MINES DOR VIRGINIA INC.**
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 13-MAI-2005
Compte: MINVIR

Projet: COULON

CERTIFICAT D'ANALYSE VO05030445

Description échantillon	Méthode / élément / unités / L.D.	ME-XRF05 Total % 0.01	ME-XRF05 Y ppm 2	ME-XRF05 Zr ppm 2	Zn-AA45 Zn ppm 1	Cu-AA45 Cu ppm 1	Au-AA23 Au ppm 0.005
136137		99.64	20	95	85	29	<0.005
136146		99.66	49	208	60	5	<0.005
136149		99.99	21	83	14	93	<0.005
136154		99.85	20	83	14	16	<0.005
136164		99.89	71	220	86	7	<0.005
136167		99.91	54	286	56	4	<0.005
136172		100.05	64	249	79	6	<0.005
136184		99.76	51	316	266	54	<0.005
136189		99.75	44	212	181	146	0.007
136202		99.96	28	210	187	10	<0.005
136204		99.95	15	240	139	5	<0.005
136205		99.94	7	83	61	19	<0.005
136206		99.80	51	239	236	8	<0.005
136315		100.05	9	49	82	56	<0.005

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: MINES DOR VIRGINIA INC.
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 16-MAI-2005
Cette copie a fait un rapport sur 13-SEPT-2005
Compte: MINVIR

CERTIFICAT VO05030446

Projet: COULON

Bon de commande #:

Ce rapport s'applique aux 91 échantillons de carotte forage soumis à notre laboratoire le Val d'Or, QC, Canada de 21-AVRIL-2005.

Les résultats sont transmis à:

PAUL ARCHER	MICHEL CHAPDELEINE	CHARLES PERRY

PRÉPARATION ÉCHANTILLONS

CODE ALS	DESCRIPTION
LOG-22	Entrée échantillon - Reçu sans code barre
WEI-21	Poids échantillon reçu
CRU-31	Granulation - 70 % <2 mm
SPL-21	Échant. fractionné - div. riffles
PUL-31	Pulvérisé à 85 % <75 um

PROCÉDURES ANALYTIQUES

CODE ALS	DESCRIPTION	INSTRUMENT
Au-AA23	Au 30 g fini FA-AA	AAS
ME-ICP41	Aqua regia ICP-AES 34 éléments	ICP-AES
Cu-AA62	Teneur marchande Cu - quatre acides / AAS	AAS
Zn-AA62	Teneur marchande Zn - quqtre acides / AAS	AAS

À: **MINES DOR VIRGINIA INC.**
ATTN: MICHEL CHAPDELEINE
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Ce rapport est final et remplace tout autre rapport préliminaire portant ce numéro de certificat. Les résultats s'appliquent aux échantillons soumis. Toutes les pages de ce rapport ont été vérifiées et approuvées avant publication.

Signature:

ALS Chemex

EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.

212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: MINES DOR VIRGINIA INC.
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 16-MAI-2005
Compte: MINVIR

Projet: COULON

CERTIFICAT D'ANALYSE VO05030446

Description échantillon	Méthode élément unités L.D.	Au-AA23 Au ppm 0.005	ME-ICP41 Ag ppm 0.2	ME-ICP41 As ppm 2	ME-ICP41 Co ppm 1	ME-ICP41 Hg ppm 1	ME-ICP41 Pb ppm 2	ME-ICP41 Sb ppm 2	Cu-AA62 Cu % 0.01	Zn-AA62 Zn % 0.01	WEI-21 Poids reçu kg 0.02
136123		<0.005	0.2	3	2	<1	7	<2	0.01	<0.01	1.23
136124		<0.005	<0.2	<2	2	<1	2	<2	<0.01	0.01	1.33
136125		<0.005	<0.2	2	1	<1	2	<2	<0.01	<0.01	1.70
136126		<0.005	<0.2	6	31	<1	16	<2	0.01	0.04	0.84
136127		<0.005	<0.2	9	15	<1	5	<2	0.01	0.01	1.70
136128		<0.005	<0.2	<2	12	<1	<2	<2	0.01	0.01	1.73
136129		<0.005	<0.2	4	11	<1	2	<2	0.01	0.01	2.06
136130		<0.005	<0.2	<2	13	<1	10	<2	0.01	0.02	1.88
136131		<0.005	<0.2	<2	15	<1	2	<2	0.02	0.01	2.25
136132		<0.005	0.2	8	18	<1	28	<2	0.02	0.02	1.83
136133		<0.005	<0.2	5	11	<1	4	<2	0.02	0.01	2.09
136134		<0.005	0.2	5	26	<1	22	<2	0.03	0.02	2.21
136135		<0.005	<0.2	8	15	<1	<2	<2	0.01	0.01	2.06
136136		<0.005	<0.2	<2	14	<1	<2	<2	0.01	<0.01	2.21
136138		0.007	<0.2	<2	17	<1	2	<2	0.02	0.01	1.84
136139		0.005	<0.2	7	16	<1	3	<2	<0.01	0.01	1.34
136140		<0.005	<0.2	<2	26	<1	3	<2	<0.01	<0.01	1.96
136141		<0.005	<0.2	3	15	<1	5	<2	<0.01	0.01	1.25
136142		<0.005	<0.2	<2	17	<1	5	<2	0.01	0.01	1.51
136143		<0.005	0.2	2	14	1	5	<2	0.01	<0.01	1.86
136144		<0.005	<0.2	<2	2	<1	3	<2	0.01	<0.01	1.94
136145		<0.005	<0.2	4	3	1	2	<2	<0.01	<0.01	1.78
136147		<0.005	<0.2	4	15	<1	<2	<2	0.01	<0.01	1.62
136148		<0.005	<0.2	2	12	<1	<2	<2	0.01	0.01	2.19
136150		<0.005	<0.2	<2	15	<1	<2	<2	0.01	0.01	1.80
136151		<0.005	<0.2	<2	4	<1	2	<2	<0.01	<0.01	1.82
136152		<0.005	<0.2	<2	30	1	<2	<2	0.01	<0.01	1.55
136153		<0.005	<0.2	<2	10	<1	<2	<2	0.01	0.02	1.97
136155		<0.005	<0.2	<2	11	<1	<2	<2	0.01	0.01	2.00
136156		<0.005	<0.2	2	15	<1	2	<2	<0.01	<0.01	2.02
136157		<0.005	<0.2	<2	10	<1	<2	<2	0.01	<0.01	2.04
136158		<0.005	<0.2	<2	9	<1	<2	<2	<0.01	<0.01	1.65
136159		<0.005	<0.2	<2	17	<1	<2	<2	0.01	0.01	1.35
136160		<0.005	<0.2	<2	10	<1	<2	<2	0.01	0.01	1.91
136161		<0.005	<0.2	5	11	<1	<2	<2	0.01	0.01	1.34
136162		<0.005	<0.2	<2	8	<1	<2	<2	<0.01	<0.01	1.99
136163		<0.005	<0.2	<2	3	<1	5	<2	0.01	<0.01	1.84
136165		0.005	0.3	4	1	<1	5	<2	0.01	<0.01	1.78
136166		<0.005	0.3	<2	1	<1	2	<2	0.01	<0.01	1.70
136168		<0.005	0.3	<2	<1	<1	5	<2	0.01	0.01	1.84

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: **MINES DOR VIRGINIA INC.**
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 16-MAI-2005
Compte: MINVIR

Projet: COULON

CERTIFICAT D'ANALYSE VO05030446

Description échantillon	Méthode / élément / unité / L.D.	Au-AA23 Au ppm 0.005	ME-ICP41 Ag ppm 0.2	ME-ICP41 As ppm 2	ME-ICP41 Co ppm 1	ME-ICP41 Hg ppm 1	ME-ICP41 Pb ppm 2	ME-ICP41 Sb ppm 2	Cu-AA62 Cu % 0.01	Zn-AA62 Zn % 0.01	WEI-21 Poids reçu kg 0.02
136169		<0.005	0.4	<2	1	<1	4	<2	0.01	0.02	1.75
136170		<0.005	1.1	2	4	<1	8	<2	0.01	<0.01	1.60
136171		<0.005	0.4	2	1	<1	5	<2	0.01	<0.01	1.58
136173		<0.005	<0.2	2	<1	<1	2	<2	<0.01	<0.01	2.04
136174		<0.005	0.3	3	1	<1	23	<2	<0.01	0.01	1.81
136175		<0.005	1.6	5	3	<1	275	<2	0.02	0.02	1.86
136176		<0.005	1.4	<2	3	<1	294	<2	0.01	0.07	1.27
136177		<0.005	1.1	<2	5	<1	221	<2	0.02	0.05	1.40
136178		<0.005	0.3	3	5	<1	179	<2	0.01	0.01	2.08
136179		<0.005	<0.2	2	1	<1	36	<2	<0.01	<0.01	1.89
136180		<0.005	<0.2	4	1	<1	35	<2	0.01	<0.01	1.93
136181		<0.005	<0.2	3	2	<1	49	<2	0.01	<0.01	1.99
136182		<0.005	0.7	<2	4	<1	92	<2	0.01	0.04	1.60
136183		<0.005	1.0	3	3	<1	326	<2	0.01	0.04	1.69
136185		<0.005	1.1	3	3	<1	216	<2	0.01	0.02	1.35
136186		0.009	4.0	2	4	<1	665	<2	0.03	0.09	1.34
136187		0.013	6.5	6	3	<1	194	<2	0.05	0.09	2.23
136188		0.026	10.7	3	3	1	512	<2	0.05	0.19	1.31
136190		0.015	2.9	6	2	<1	29	<2	0.01	0.01	1.81
136191		0.016	5.7	<2	2	<1	42	<2	0.02	0.04	1.79
136192		0.051	7.0	8	4	1	57	<2	0.05	0.03	1.33
136193		0.037	5.3	15	5	<1	89	<2	0.05	0.07	1.52
136194		0.028	16.6	<2	3	1	151	<2	0.11	0.34	1.66
136195		0.016	7.1	5	1	<1	200	<2	0.04	0.15	1.56
136196		0.019	4.7	2	4	1	45	<2	0.04	0.08	1.58
136197		0.021	3.7	3	5	<1	42	<2	0.03	0.16	1.51
136198		0.011	0.7	6	2	<1	17	<2	0.01	0.14	1.32
136199		0.005	0.4	2	2	<1	15	<2	<0.01	0.01	1.81
136200		<0.005	<0.2	2	2	<1	16	<2	<0.01	0.05	1.92
136201		<0.005	0.2	<2	3	1	14	<2	0.01	0.05	1.93
136203		<0.005	<0.2	<2	3	<1	15	<2	0.02	0.05	1.86
136301		0.022	6.1	2	192	<1	9460	7	0.01	0.05	1.05
136302		<0.005	0.2	8	9	<1	15	<2	0.01	0.01	0.54
136303		<0.005	<0.2	13	5	<1	5	<2	0.01	<0.01	0.96
136304		0.005	0.2	19	6	<1	3	<2	<0.01	0.01	0.28
136305		<0.005	<0.2	<2	18	<1	<2	<2	<0.01	<0.01	0.59
136306		<0.005	<0.2	<2	7	<1	3	<2	0.01	<0.01	1.16
136307		0.010	<0.2	6	13	<1	3	<2	0.01	<0.01	1.07
136308		0.006	0.2	36	9	<1	14	2	<0.01	0.01	1.04
136309		0.005	0.3	16	10	<1	15	<2	0.01	0.01	2.26

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: **MINES DOR VIRGINIA INC.**
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 16-MAI-2005
Compte: MINVIR

Projet: COULON

CERTIFICAT D'ANALYSE VO05030446

Description échantillon	Méthode / élément / unités / L.D.	Au-AA23	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	Cu-AA62	Zn-AA62	WEI-21
	élément	Au	Ag	As	Co	Hg	Pb	Sb	Cu	Zn	Poids reçu
	unités	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	%	kg
	L.D.	0.005	0.2	2	1	1	2	2	0.01	0.01	0.02
136310		0.010	<0.2	18	17	<1	6	<2	0.01	0.04	1.17
136311		0.009	0.2	2	42	<1	6	<2	0.01	0.06	1.38
136312		0.009	0.2	14	14	<1	9	<2	0.01	0.01	0.84
136313		0.006	0.3	6	19	<1	4	<2	0.01	<0.01	1.34
136314		0.028	0.4	9	44	<1	21	<2	<0.01	<0.01	0.95
136316		0.014	1.0	5	12	<1	<2	<2	0.03	<0.01	1.05
136317		0.013	<0.2	5	1	<1	8	<2	0.01	<0.01	0.88
136318		<0.005	<0.2	<2	15	<1	4	<2	0.01	<0.01	1.71
136319		0.034	0.6	3	13	<1	2	<2	0.02	<0.01	1.29
136320		0.012	0.4	9	13	<1	4	<2	0.01	0.01	0.56
136321		0.018	0.5	7	20	<1	<2	<2	0.03	<0.01	0.63

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: **MINES DOR VIRGINIA INC.**
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 19-MAI-2005
Cette copie a fait un rapport sur 13-SEPT-2005
Compte: MINVIR

CERTIFICAT VO05030447

Projet: COULON
Bon de commande #:
Ce rapport s'applique aux 133 échantillons de carotte forage soumis à notre laboratoire le Val d'Or, QC, Canada de 21-AVRIL-2005.
Les résultats sont transmis à:

PAUL ARCHER	MICHEL CHAPDELEINE	CHARLES PERRY

PRÉPARATION ÉCHANTILLONS

CODE ALS	DESCRIPTION
LOG-22	Entrée échantillon - Reçu sans code barre
WEI-21	Poids échantillon reçu
CRU-31	Granulation - 70 % <2 mm
SPL-21	Échant. fractionné - div. riffles
PUL-31	Pulvérisé à 85 % <75 um

PROCÉDURES ANALYTIQUES

CODE ALS	DESCRIPTION	INSTRUMENT
Au-AA23	Au 30 g fini FA-AA	AAS
ME-ICP41	Aqua regia ICP-AES 34 éléments	ICP-AES
Cu-AA62	Teneur marchande Cu - quatre acides / AAS	AAS
Zn-AA62	Teneur marchande Zn - quqtre acides / AAS	AAS

À: **MINES DOR VIRGINIA INC.**
ATTN: MICHEL CHAPDELEINE
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Ce rapport est final et remplace tout autre rapport préliminaire portant ce numéro de certificat. Les résultats s'appliquent aux échantillons soumis. Toutes les pages de ce rapport ont été vérifiées et approuvées avant publication.

Signature:

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.

212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: **MINES DOR VIRGINIA INC.**
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 19-MAI-2005
Compte: MINVIR

Projet: COULON

CERTIFICAT D'ANALYSE VO05030447

Description échantillon	Méthode / élément / unités / L.D.	Au-AA23	Au-AA23	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	Cu-AA62	Zn-AA62	WEI-21
	élément	Au	Au Check	Ag	As	Co	Hg	Pb	Sb	Cu	Zn	Poids reçu
	unités	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	%	kg
	L.D.	0.005	0.005	0.2	2	1	1	2	2	0.01	0.01	0.02
136210		0.005		<0.2	16	17	<1	3	<2	0.02	0.01	2.29
136211		<0.005		0.2	<2	10	<1	<2	<2	0.01	0.01	2.13
136212		0.016		0.7	32	13	<1	<2	<2	0.01	<0.01	1.17
136213		0.021		0.4	30	6	<1	2	<2	0.01	<0.01	1.96
136214		0.016		0.3	42	6	<1	<2	<2	0.01	<0.01	2.33
136215		0.013		0.2	23	7	<1	<2	<2	0.01	<0.01	2.22
136216		0.014		0.4	17	10	<1	5	<2	0.01	<0.01	1.48
136218		0.094		0.5	594	18	<1	16	<2	0.01	<0.01	2.00
136219		0.029		0.2	353	14	1	2	<2	0.01	0.01	1.91
136220		0.023		0.2	697	16	<1	4	<2	<0.01	<0.01	2.09
136221		0.063		0.4	1090	20	<1	5	<2	0.01	<0.01	1.75
136222		0.014		0.2	17	15	1	9	<2	<0.01	0.01	2.04
136223		<0.005		<0.2	<2	14	1	11	<2	0.01	<0.01	1.17
136224		<0.005		<0.2	22	18	<1	3	<2	<0.01	<0.01	1.04
136225		0.009		<0.2	<2	17	<1	4	<2	<0.01	<0.01	1.83
136226		0.005		<0.2	3	19	<1	4	<2	0.01	0.01	1.56
136227		<0.005		<0.2	<2	17	<1	2	<2	<0.01	<0.01	1.42
136228		<0.005		<0.2	<2	14	<1	10	<2	<0.01	<0.01	1.15
136229		<0.005		<0.2	4	17	<1	<2	<2	0.01	<0.01	1.27
136230		<0.005		<0.2	7	20	<1	<2	2	0.01	<0.01	1.18
136231		0.005		<0.2	18	18	<1	2	2	<0.01	<0.01	1.85
136232		<0.005		<0.2	13	19	<1	6	<2	0.01	<0.01	1.24
136233		0.009		<0.2	25	24	<1	2	2	0.01	<0.01	1.21
136234		<0.005		<0.2	10	18	<1	5	<2	0.01	<0.01	1.62
136235		<0.005		<0.2	6	17	<1	14	3	0.01	0.01	1.37
136236		0.005		<0.2	2	19	<1	4	<2	<0.01	<0.01	1.52
136237		<0.005		<0.2	<2	16	<1	<2	3	0.01	<0.01	1.37
136238		<0.005		<0.2	6	15	<1	<2	<2	<0.01	<0.01	1.79
136239		<0.005		<0.2	<2	16	<1	3	<2	0.01	<0.01	1.66
136240		<0.005		<0.2	<2	20	<1	<2	<2	0.01	<0.01	1.78
136241		<0.005		0.4	7	20	<1	3	<2	0.01	<0.01	1.61
136242		0.007		<0.2	6	30	<1	5	<2	<0.01	<0.01	2.03
136243		0.031		<0.2	2	28	<1	5	<2	<0.01	<0.01	1.74
136244		0.011		<0.2	<2	25	<1	3	<2	<0.01	<0.01	1.93
136245		0.023		<0.2	<2	23	<1	<2	<2	0.02	<0.01	0.97
136246		<0.005		<0.2	2	24	<1	<2	<2	<0.01	<0.01	2.18
136247		0.007		0.2	<2	27	<1	<2	3	0.01	0.01	2.21
136248		0.008		<0.2	<2	23	<1	2	2	0.01	0.01	1.96
136250		0.009		<0.2	<2	25	<1	3	2	0.01	<0.01	1.89
136251		0.008		<0.2	<2	24	<1	2	<2	0.01	0.01	1.67

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: MINES DOR VIRGINIA INC.
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 19-MAI-2005
Compte: MINVIR

Projet: COULON

CERTIFICAT D'ANALYSE VO05030447

Description échantillon	Méthode élément unités L.D.	Au-AA23 Au ppm 0.005	Au-AA23 Au Check ppm 0.005	ME-ICP41 Ag ppm 0.2	ME-ICP41 As ppm 2	ME-ICP41 Co ppm 1	ME-ICP41 Hg ppm 1	ME-ICP41 Pb ppm 2	ME-ICP41 Sb ppm 2	Cu-AA62 Cu % 0.01	Zn-AA62 Zn % 0.01	WEI-21 Poids reçu kg 0.02
136252		<0.005		<0.2	<2	25	<1	3	<2	<0.01	0.01	2.04
136254		0.005		<0.2	2	27	<1	2	<2	0.01	0.01	2.21
136256		<0.005		<0.2	<2	1	<1	<2	<2	<0.01	<0.01	1.72
136257		<0.005		<0.2	<2	9	<1	<2	<2	0.01	0.01	1.31
136258		<0.005		<0.2	<2	2	<1	<2	<2	<0.01	0.01	1.72
136260		<0.005		<0.2	4	4	<1	2	<2	<0.01	0.01	2.09
136261		0.007		0.2	5	3	<1	<2	<2	0.01	0.01	1.96
136262		<0.005		<0.2	2	7	<1	6	4	0.01	0.01	1.96
136263		0.005		0.2	<2	2	<1	9	<2	0.02	<0.01	1.62
136264		0.006		<0.2	<2	2	<1	7	<2	0.02	<0.01	1.99
136265		<0.005		<0.2	2	4	<1	4	<2	0.02	<0.01	1.64
136267		<0.005		<0.2	<2	1	<1	4	<2	<0.01	<0.01	1.71
136268		<0.005		<0.2	<2	16	<1	17	<2	<0.01	0.01	1.43
136270		<0.005		<0.2	<2	2	<1	2	<2	<0.01	<0.01	2.00
136271		<0.005		<0.2	<2	1	<1	3	<2	<0.01	<0.01	1.85
136272		<0.005		<0.2	2	1	1	6	<2	0.01	<0.01	1.44
136273		<0.005		<0.2	<2	1	<1	4	<2	0.01	<0.01	2.02
136275		<0.005		<0.2	<2	4	<1	3	<2	<0.01	<0.01	1.97
136276		<0.005		<0.2	2	21	1	<2	<2	<0.01	0.01	1.44
136277		<0.005		<0.2	<2	16	1	3	<2	0.01	0.01	2.27
136279		<0.005		<0.2	3	15	<1	6	<2	0.01	0.02	2.15
136280		<0.005		0.2	<2	18	<1	5	<2	0.02	0.02	2.48
136281		0.007		<0.2	2	15	1	5	<2	0.01	0.03	2.06
136282		<0.005		<0.2	<2	13	<1	5	<2	0.01	0.02	2.40
136283		<0.005		<0.2	<2	11	1	3	<2	0.01	0.02	2.10
136284		<0.005		<0.2	<2	9	<1	4	<2	0.01	0.01	2.18
136285		<0.005		<0.2	<2	14	<1	4	<2	0.01	0.01	2.38
136286		<0.005		<0.2	<2	11	<1	4	<2	0.01	0.01	2.44
136287		<0.005		<0.2	<2	12	<1	9	<2	0.01	0.01	2.35
136288		<0.005		<0.2	<2	17	<1	7	<2	0.01	0.01	2.24
136290		0.005		0.7	4	20	1	7	<2	0.01	0.02	1.64
136291		0.010		1.8	<2	15	<1	22	<2	0.05	0.04	1.75
136293		0.006		1.1	<2	7	1	29	<2	0.04	0.03	1.74
136294		0.014		2.7	<2	6	<1	25	<2	0.15	0.17	1.59
136295		0.016		6.7	<2	4	<1	47	<2	0.29	0.15	1.57
136296		0.039		6.3	3	25	<1	12	<2	0.43	0.12	1.05
136297		0.006		0.8	<2	3	1	27	<2	0.03	0.01	1.60
136298		<0.005		0.6	<2	4	<1	23	<2	0.01	0.01	1.45
136299		<0.005		0.3	<2	3	1	38	<2	<0.01	0.01	1.53
136300		<0.005		0.4	<2	19	<1	14	<2	0.01	0.01	1.93

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: MINES DOR VIRGINIA INC.
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 19-MAI-2005
Compte: MINVIR

Projet: COULON

CERTIFICAT D'ANALYSE VO05030447

Description échantillon	Méthode	Au-AA23	Au-AA23	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	Cu-AA62	Zn-AA62	WEI-21
	élément	Au	Au Check	Ag	As	Co	Hg	Pb	Sb	Cu	Zn	Poids reçu
	unités	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	%	kg
	L.D.	0.005	0.005	0.2	2	1	1	2	2	0.01	0.01	0.02
136322		<0.005		0.3	<2	3	<1	12	<2	0.01	<0.01	0.77
136323		<0.005		<0.2	<2	21	<1	6	<2	0.01	0.01	2.19
136325		<0.005		<0.2	<2	16	<1	2	<2	0.01	0.01	1.41
136326		0.011		0.8	3	15	<1	192	<2	0.02	0.03	1.09
136327		0.018		9.0	<2	4	<1	164	<2	0.18	0.58	1.01
136328		0.185		83.0	18	356	2	2510	<2	1.77	2.72	1.30
136329		0.068		32.8	<2	<1	1	1265	<2	0.37	1.63	2.59
136330		0.337	0.349	19.1	6	16	<1	532	<2	0.56	1.98	1.33
136331		0.078		9.4	2	2	1	240	2	0.48	0.08	1.40
136332		<0.005		0.7	3	1	<1	339	<2	<0.01	<0.01	1.83
136333		<0.005		0.2	<2	1	<1	94	<2	<0.01	<0.01	2.14
136334		0.010		0.2	2	1	<1	18	<2	0.01	0.01	1.96
136335		0.008		<0.2	3	13	<1	10	<2	0.01	0.01	2.04
136336		0.016		0.2	<2	22	<1	13	<2	0.01	0.04	2.13
136337		0.073		1.0	<2	11	1	9	<2	0.05	0.02	1.30
136340		0.029		2.1	<2	16	<1	128	<2	0.14	0.07	2.00
136341		0.043		2.4	<2	42	<1	53	<2	0.18	0.09	2.19
136342		0.017		0.9	7	2	<1	38	<2	0.04	0.01	0.80
136343		0.006		0.5	<2	3	1	5	<2	0.03	0.03	1.61
136344		<0.005		0.4	<2	3	1	6	<2	0.01	0.01	1.87
136346		<0.005		0.6	<2	3	<1	3	<2	0.01	<0.01	2.05
136347		<0.005		0.3	4	1	<1	12	<2	<0.01	<0.01	1.93
136348		<0.005		<0.2	3	1	<1	6	<2	<0.01	<0.01	1.77
136349		<0.005		<0.2	<2	2	<1	<2	<2	<0.01	<0.01	0.88
136350		<0.005		<0.2	<2	3	<1	5	<2	<0.01	0.01	1.53
136352		<0.005		<0.2	6	2	1	<2	<2	<0.01	<0.01	2.15
136353		<0.005		0.2	<2	3	1	<2	<2	<0.01	<0.01	2.00
136354		<0.005		0.6	<2	2	<1	2	<2	<0.01	<0.01	1.96
136355		<0.005		1.3	<2	3	2	<2	<2	0.01	<0.01	2.14
136356		<0.005		0.4	<2	3	<1	<2	2	0.01	<0.01	2.20
136358		<0.005		<0.2	3	2	<1	3	2	0.01	<0.01	2.08
136359		<0.005		0.4	5	1	1	16	<2	<0.01	<0.01	1.96
136360		<0.005		<0.2	<2	21	1	3	2	0.01	0.01	2.02
136362		<0.005		0.4	<2	23	1	<2	2	0.01	0.01	1.67
136364		<0.005		<0.2	<2	23	<1	6	<2	0.01	0.01	2.31
136365		<0.005		<0.2	<2	25	<1	<2	2	0.01	0.01	1.75
136366		<0.005		<0.2	<2	34	<1	<2	<2	0.02	0.01	1.52
136367		<0.005		0.3	2	18	1	<2	<2	0.01	0.01	1.34
136369		<0.005		<0.2	<2	31	<1	3	<2	0.01	0.01	2.02
136370		<0.005		0.3	<2	16	<1	4	2	0.02	<0.01	1.70

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: **MINES DOR VIRGINIA INC.**
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 19-MAI-2005
Compte: MINVIR

Projet: COULON

CERTIFICAT D'ANALYSE VO05030447

Description échantillon	Méthode / élément / unités / L.D.	Au-AA23 Au ppm 0.005	Au-AA23 Au Check ppm 0.005	ME-ICP41 Ag ppm 0.2	ME-ICP41 As ppm 2	ME-ICP41 Co ppm 1	ME-ICP41 Hg ppm 1	ME-ICP41 Pb ppm 2	ME-ICP41 Sb ppm 2	Cu-AA62 Cu % 0.01	Zn-AA62 Zn % 0.01	WEI-21 Poids reçu kg 0.02
136372		0.039		0.3	<2	28	<1	5	<2	0.05	0.01	1.97
136374		<0.005		<0.2	3	10	1	5	<2	0.01	<0.01	1.94
136375		0.013		0.4	<2	19	<1	<2	<2	0.02	0.01	1.94
136376		<0.005		0.4	<2	18	1	37	2	<0.01	<0.01	1.72
136377		0.138		49.7	13	29	2	4680	10	0.13	3.44	1.17
136378		0.172	0.177	69.6	22	57	4	6410	14	0.23	6.39	1.24
136379		0.018		6.9	5	16	<1	520	2	0.03	0.14	1.99
136381		<0.005		1.4	<2	38	<1	74	3	0.02	0.04	1.93
136383		0.005		0.7	3	33	1	9	<2	0.01	0.01	1.75
136384		<0.005		0.6	<2	10	<1	6	<2	0.01	0.01	1.75
136385		<0.005		0.5	2	7	1	6	2	<0.01	0.01	1.79
136386		<0.005		0.7	4	10	2	8	<2	0.01	0.01	1.63
136387		<0.005		0.3	<2	33	<1	8	<2	0.01	0.02	1.92

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: **MINES DOR VIRGINIA INC.**
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 16-MAI-2005
Cette copie a fait un rapport sur 13-SEPT-2005
Compte: MINVIR

CERTIFICAT VO05030448

Projet: COULON
Bon de commande #:
Ce rapport s'applique aux 19 échantillons de carotte forage soumis à notre laboratoire le Val d'Or, QC, Canada de 21-AVRIL-2005.
Les résultats sont transmis à:

PAUL ARCHER	MICHEL CHAPDELEINE	

PRÉPARATION ÉCHANTILLONS

CODE ALS	DESCRIPTION
WEI-21	Poids échantillon reçu
LOG-22	Entrée échantillon - Reçu sans code barre
CRU-31	Granulation - 70 % <2 mm
SPL-21	Échant. fractionné - div. riffles
PUL-31	Pulvérisé à 85 % <75 um

PROCÉDURES ANALYTIQUES

CODE ALS	DESCRIPTION	INSTRUMENT
Cu-AA45	Trace Cu-Digestion Aqua regia	AAS
Au-AA23	Au 30 g fini FA-AA	AAS
ME-XRF06	Roche totale - XRF	XRF
OA-GRA06	Perte par calcination pour ME-XRF06	WST-SIM
ME-XRF05	Analyse XRF de degré trace	XRF
Zn-AA45	Trace Zn - Aqua regia /AAS	AAS

À: **MINES DOR VIRGINIA INC.**
ATTN: MICHEL CHAPDELEINE
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Ce rapport est final et remplace tout autre rapport préliminaire portant ce numéro de certificat. Les résultats s'appliquent aux échantillons soumis. Toutes les pages de ce rapport ont été vérifiées et approuvées avant publication.

Signature:

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: MINES DOR VIRGINIA INC.
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 16-MAI-2005
Compte: MINVIR

Projet: COULON

CERTIFICAT D'ANALYSE VO05030448

Description échantillon	Méthode / élément / unités / L.D.	WEI-21 Poids reçu kg 0.02	ME-XRF06 SiO2 % 0.01	ME-XRF06 Al2O3 % 0.01	ME-XRF06 Fe2O3 % 0.01	ME-XRF06 CaO % 0.01	ME-XRF06 MgO % 0.01	ME-XRF06 Na2O % 0.01	ME-XRF06 K2O % 0.01	ME-XRF06 Cr2O3 % 0.01	ME-XRF06 TiO2 % 0.01	ME-XRF06 MnO % 0.01	ME-XRF06 P2O5 % 0.01	ME-XRF06 SrO % 0.01	ME-XRF06 BaO % 0.01	ME-XRF06 LOI % 0.01
136207		0.34	54.93	16.94	9.68	7.22	5.27	3.62	0.47	0.05	1.08	0.14	0.19	0.02	0.02	0.39
136208		0.60	54.70	15.55	11.38	8.05	4.69	2.04	1.46	0.04	0.74	0.30	0.19	0.02	0.03	0.81
136209		0.61	46.43	15.46	13.43	10.17	10.25	2.02	0.34	0.05	0.71	0.21	0.06	0.01	0.01	0.90
136217		0.55	59.30	14.79	8.25	4.86	5.19	3.61	2.09	0.08	0.50	0.09	0.16	0.06	0.05	0.52
136249		0.51	45.02	7.70	11.79	6.67	18.99	0.58	2.94	0.20	0.39	0.14	0.22	0.01	0.04	4.94
136253		0.71	47.84	6.52	12.54	4.40	22.17	0.46	3.41	0.19	0.33	0.12	0.16	<0.01	0.03	1.65
136255		0.47	76.09	12.41	2.42	0.91	0.40	3.50	3.15	0.03	0.15	0.03	0.01	0.01	0.09	0.73
136259		0.47	75.58	12.31	3.06	0.37	2.56	1.01	3.49	0.04	0.15	0.03	0.02	<0.01	0.06	1.30
136266		0.61	75.51	12.11	2.21	1.26	1.29	1.93	4.43	0.02	0.14	0.04	0.02	0.01	0.07	1.15
136269		0.54	75.97	12.19	2.24	0.65	1.60	1.93	4.48	0.02	0.16	0.02	0.02	<0.01	0.05	0.52
136274		0.47	75.21	12.73	2.16	1.07	0.71	2.71	3.96	0.03	0.21	0.03	0.01	0.02	0.12	0.58
136278		0.71	51.08	16.16	11.84	5.91	9.89	1.98	0.86	0.02	0.99	0.06	0.18	0.02	0.02	1.07
136289		0.76	51.77	17.33	11.02	5.99	9.61	2.12	0.19	0.02	1.00	0.05	0.17	0.02	0.01	0.46
136324		0.58	50.12	16.86	11.56	9.81	7.06	2.14	0.45	0.02	0.95	0.13	0.16	0.02	<0.01	0.57
136351		0.69	75.02	11.94	2.79	0.45	6.71	0.35	1.21	0.03	0.34	0.01	0.03	0.01	0.02	1.09
136357		0.71	75.02	12.87	3.11	0.93	2.11	1.91	2.82	0.03	0.36	0.04	0.04	0.01	0.02	0.72
136361		0.59	56.47	15.43	12.66	6.16	3.40	2.83	0.81	0.01	1.51	0.14	0.34	0.03	0.03	0.01
136363		0.80	54.02	16.53	10.67	3.57	7.54	4.33	0.92	0.01	1.17	0.17	0.20	0.02	0.02	0.45
136368		0.55	52.61	16.48	11.58	4.25	7.29	4.15	0.97	0.02	1.13	0.17	0.24	0.02	0.02	1.04

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: MINES DOR VIRGINIA INC.
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Projet: COULON

Finalisée Date: 16-MAI-2005
Compte: MINVIR

CERTIFICAT D'ANALYSE VO05030448

Description échantillon	Méthode / élément / unités / L.D.	ME-XRF06 Total % 0.01	ME-XRF05 Y ppm 2	ME-XRF05 Zr ppm 2	Zn-AA45 Zn ppm 1	Cu-AA45 Cu ppm 1	Au-AA23 Au ppm 0.005
136207		100.00	25	103	32	135	<0.005
136208		99.99	23	126	42	48	<0.005
136209		100.05	17	24	19	110	<0.005
136217		99.57	9	87	50	42	<0.005
136249		99.64	10	43	42	7	<0.005
136253		99.84	9	51	56	50	0.007
136255		99.92	40	276	91	9	<0.005
136259		99.99	51	247	53	9	<0.005
136266		100.20	35	177	38	6	<0.005
136269		99.85	30	194	47	8	<0.005
136274		99.54	30	205	34	11	<0.005
136278		100.05	22	86	21	32	<0.005
136289		99.76	21	85	14	9	<0.005
136324		99.86	20	80	25	33	<0.005
136351		100.00	47	280	32	6	<0.005
136357		99.99	45	280	59	8	<0.005
136361		99.83	35	150	53	18	<0.005
136363		99.60	25	95	33	26	<0.005
136368		99.97	27	101	32	73	<0.005

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: **MINES DOR VIRGINIA INC.**
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 13-MAI-2005
Cette copie a fait un rapport sur 13-SEPT-2005
Compte: MINVIR

CERTIFICAT VO05033242

Projet: COULON
Bon de commande #:
Ce rapport s'applique aux 8 échantillons de pulpe soumis à notre laboratoire le Val d'Or, QC, Canada de 21-AVRIL-2005.
Les résultats sont transmis à:

PAUL ARCHER	MICHEL CHAPDELEINE

PRÉPARATION ÉCHANTILLONS

CODE ALS	DESCRIPTION
FND-02	Local. échantillon pour analyse suppl.
FND-02a	Localiser échantillon au laboratoire subsidiaire

PROCÉDURES ANALYTIQUES

CODE ALS	DESCRIPTION	INSTRUMENT
Cu-AA45	Trace Cu-Digestion Aqua regia	AAS
ME-XRF06	Roche totale - XRF	XRF
OA-GRA06	Perte par calcination pour ME-XRF06	WST-SIM
ME-XRF05	Analyse XRF de degré trace	XRF
Zn-AA45	Trace Zn - Aqua regia /AAS	AAS

À: **MINES DOR VIRGINIA INC.**
ATTN: MICHEL CHAPDELEINE
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Ce rapport est final et remplace tout autre rapport préliminaire portant ce numéro de certificat. Les résultats s'appliquent aux échantillons soumis. Toutes les pages de ce rapport ont été vérifiées et approuvées avant publication.

Signature:

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: **MINES DOR VIRGINIA INC.**
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 13-MAI-2005
Compte: MINVIR

Projet: COULON

CERTIFICAT D'ANALYSE VO05033242

Description échantillon	Méthode / élément / unités / L.D.	ME-XRF06 SiO2 % 0.01	ME-XRF06 Al2O3 % 0.01	ME-XRF06 Fe2O3 % 0.01	ME-XRF06 CaO % 0.01	ME-XRF06 MgO % 0.01	ME-XRF06 Na2O % 0.01	ME-XRF06 K2O % 0.01	ME-XRF06 Cr2O3 % 0.01	ME-XRF06 TiO2 % 0.01	ME-XRF06 MnO % 0.01	ME-XRF06 P2O5 % 0.01	ME-XRF06 SrO % 0.01	ME-XRF06 BaO % 0.01	ME-XRF06 LOI % 0.01	ME-XRF06 Total % 0.01
136292		75.18	11.33	4.23	0.12	4.01	0.51	2.14	0.02	0.20	0.02	0.01	0.01	0.04	2.15	99.96
136338		42.62	9.95	12.91	0.53	24.75	0.76	3.29	<0.01	0.17	0.12	0.02	<0.01	0.01	4.86	99.99
136339		31.08	17.41	10.21	0.25	27.42	0.54	3.24	<0.01	0.29	0.01	0.04	<0.01	<0.01	8.83	99.32
136345		75.59	11.41	3.10	0.14	6.21	0.24	1.19	0.03	0.29	0.01	0.03	<0.01	0.02	1.39	99.64
136371		63.04	15.10	8.30	2.13	3.88	3.84	1.80	0.02	0.95	0.08	0.20	0.01	0.04	0.48	99.86
136373		52.46	15.89	11.90	1.18	9.49	3.01	3.23	0.02	1.23	0.13	0.17	0.01	0.04	1.27	100.05
136380		74.59	11.53	4.07	1.11	2.47	1.68	2.34	0.02	0.20	0.04	0.03	0.01	0.04	1.56	99.69
136382		60.85	15.26	7.89	2.51	6.76	3.07	1.11	0.02	0.71	0.09	0.13	0.01	0.02	1.29	99.74

ALS Chemex
EXCELLENCE EN ANALYSE CHIMIQUE
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Téléphone: 604 984 0221 Télécopieur: 604 984 0218 www.alschemex.com

À: MINES DOR VIRGINIA INC.
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée Date: 13-MAI-2005
Compte: MINVIR

Projet: COULON

CERTIFICAT D'ANALYSE VO05033242

Description échantillon	Méthode / élément / unités / L.D.	ME-XRF05	ME-XRF05	Zn-AA45	Cu-AA45
	élément	Y	Zr	Zn	Cu
	unités	ppm	ppm	ppm	ppm
	L.D.	2	2	1	1
136292		41	240	393	751
136338		38	166	131	1245
136339		55	319	88	1155
136345		45	277	33	30
136371		30	193	46	32
136373		27	154	82	150
136380		39	225	62	58
136382		34	197	45	43

Appendix 3 Drillhole logs

Hole: CN-05-26

Easting:	1325	**Northing:**	2000	**Elevation:**	506.00
AltEasting:	353012.00	**AltNorthing:**	6073581.00	**AltElevation:**	506.00
Azimuth:	263	**Dip:**	-62	**Length:**	423.00 *m.*
AltAzimuth:					
Hole Type:	BQ	**Zone:**	Dom North	**Contractor:**	Forages Chibougamau
Started:	2005-02-23	**Finished:**	2005-03-01	**Logged By:**	Charles Perry, P. eng.
Claim:		**Cemented:**	☐	**Surveyed:**	☐
Township:					

Description: Casing left in place. Samples analysed for WRC : 135001-136002, 136004 and 136015. Samples analysed for SMC : 136003, 136005-136014.

Deviations:

Depth	Azimuth	AltAzimuth	Dip	Type	State
0.00	263.00	0.00	-62.00	Tropari	Active
33.00	261.90	0.00	-62.30	Tropari	Active

End of Deviations ; 2 record(s) printed.

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm
0	0.00	21.60	OB - OB - Overburden						
0	21.60	39.70	V1B - M3 PG,QZ,CL,(MG) - Rhyolitic Gneiss, ligth to medium grey localy pinkish. Very fine grained. Composed of 50-55%PG, 40%QZ, 5-10%CL, <1%MV and <1% fine grained MG except from 38.5 to 39.4m : 1-3mm. 5% of I1D leucosomes. Weakly magnetic. Texture foliated. - Structure: Well developed foliation c.a. 25° at 25m. Sharp bottom contact at c .a.30° underlined by increment of the grains size and disaperance of MG. Altération : weak hematisation along fracturation planes. Chlorite may indicate retro-metamorphism.						
0	39.70	57.30	V1il - M1 QZ,PG,BO, PG(SM) - Felsic lapillis tuff medium grey. Fine grained matrix composed of 45%QZ, 35-45%PG and 10-20%BO. 10% sub-ronded feldspathic lapillis 1-3cm but composed of SM when highly deformed. Texture: heterogenic fragmental. Structure : weak to strong deformation. - Foliation ondulated c.a. 50° at 41m, 0° at 46m and 35° at 57m. Somes cm pegmatitic veins near the bottom contact. Alteration : occurrence of talc and chlorite in fracturation planes.	136001	49.80	50.60	0.80	10.0	58.0
0	57.30	126.70	V1B HM+ - M3 QZ,PG,BO,MV,HM+ - Hematised rhyolitic gneiss. Fine grained. Pinkish grey. Composed of 50% QZ, 37-43%PG, 5-10%BO and 2%MV. 15% of I1D leucosomes somestime containing traces of GR. Very locally weak magnetic. Texture : foliated. - Structure : well developped foliation c.a. 20°, 25° at 77m. Pegmatitic veins from 81.2 to 81.6m, 104.5 to 104.8m and 118.3 to 119.0m. Alteration: pervasive hematisation, weaker from 119 to 126.7m.						
0	126.70	154.10	V1ie, il - M1 QZ,PG,BO,MV,SM-QZ - Felsic ash tuff and lapillis tuff. Fine-grained matrix composed of 50%QZ, 35%PG, 10%BO and 3-5%MV(1-5mm). Localy contain up to 10% elongated 1-3cm lapillis composed of SM and QZ. Heterogenic texture. Structure: Well foliated. - Foliation plane c.a. varies from 0° at 134 and 153m to 35° at 144m. Chloritic fault gauge <5cm at 131.5m with c.a. of 20°.	136002	152.60	153.60	1.00	56.0	98.0
0	154.10	169.90	V3B - M3 PG,BO - Basaltic gneiss. Fine grained. Dark grey. Composed of 65% PG and 45%BO. Homogenous and homogranular texture. Structure: massive to foliated. Sharp contacts. Top one at very low c.a (<5°) and bottom one at 35°.						
0	169.90	176.90							

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm
0	169.90	176.90	S2 - M4 QZ,PG,BO,PH,(TC),(SM) - Paragneiss. Light to medium grey. Fine grained. Composed of 25-55%QZ, 35%PG, 0-30%BO, 5-10%PH, 1-5%TC and 0-5% disseminated fibrous SM. Traces-<1% PY. Texture : laminated. Structure : Well foliated. Chloritic fault gauge from 173.8 to 174.0 at c.a 20°.	136003	171.00	172.30	1.30	100.0	100.0
0	176.90	338.10	V1 ie,li - M1 QZ,PG,BO,MV,SM-QZ - Felsic ash tuff and lapillis tuff. Fine-grained matrix composed of 40%QZ, 40-50%PG, 5-15%BO and 3-5%MV(1-5mm). Localy contain up to 15% elongated 0.3-3cm lapillis composed of SM and QZ. Heterogenic texture. Weakly magnetic from 278.0 to 281.1m - Structure: Well foliated c.a. 55° at 181m, 40° at 190m, 50° at 210m, 25° at 243m, 20° at 261m, 40° at 276m, 25° at 300m, 35° at 321m and 40° at 340m. Intensity of deformation moderate becoming stronger from 224m. Up to 15% pegmatitic veins. - The mains pegmatitic veins are from 204.8 to 207.8m ; 220.9 to 221.8m; 303.8 to 305.1m; 305.6 to 306.7m; 316.2 to 316.9m; 324.6 to 325.6m; 331.1 to 333.0m and from 334.7 to 337.7m .						
1	228.80	229.90	I3B(MG) - I3 AM,PG, (MG) - Diabase dyke. Dark greenish gray. Fine grained. Composed of 55%AM and 45%PG. Weakly magnetic. Homogranular texture. Structure : massive. Sharp contacts with the tuff. Top: c.a. 15°, bottom : 30°.						
1	242.10	242.70	DQFP (EP+) - I2 ,'yPG,'yQZ, (EP+) - Intermediate Quartz-feldspar porphyric dyke. Dark grey. Fine to medium grained. Composed of 75% QZ-PG, 20% BO 5% EP and 5% porphyric PG with minor QZ <2mm. Weakly magnetic. Porphyric texture. Structure : Foliated. Sharp contacts with tuff at c.a. 25°.						
				136004	243.00	244.00	1.00	7.0	36.0
1	263.60	264.00	I3B - I3 AM,PG - Diabase dyke. Similar to the other previouly intersected from 228.8 to 229.9 except for the presence of a QZ-EP-CC vein <5cm in it center.						
1	323.90	324.10	I3B - M3 AM,PG,BO,MG - Foliated diabase dyke. Dark green. Medium grained in it center with chill margins. Composed of 45% AM, 40% PG and 15% BO. Fairly magnetic.						
0	338.10	339.00	S2 - M4 QZ,PG,BO,MV						

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm
			- Very fine grained paragneiss. Medium grey. Composed of 87% QZ-PG, 10% BO and 3% MV. Homogranular texture. Structure : foliated.						
0	339.00	372.60	V1B - M3 FP,QZ,BO,MV,MG - Felsic volcanic rock (rhyolite?). Fine grained. Light grey. Composed of 55% FP, 37-42% QZ, 5-10% BO, 2% MV and <1% MG. Less than 5% of leucosome banding. Texture : homogranular and laminated. Structure : Foliated. Foliation plane of c.a. 30° at 355m. - Heavily fractured from 352.9 to 353.8. The very mild HCL reaction may indicated that the washed carbonates have caused the weakness of the rock. The main pegmatitic veins are from 341.2 to 342.2m, 357.8 to 358.4m and from 365.9 to 368.8m.						
0	372.60	380.00	S11 PY++ - S11 PY++ - S11 1-30% PY <1%PO - Exhalite. Light gray. Fine to medium grained. The gangue minerals are omposed of 45-95% QZ, 0-30% PG, 3-10% hard (>5.5), translucid light yellowish brown, elongated mineral, 1-10% BO. Sulfides are composed of 1-30% PY, <1%PO. Non-magnetic. - Banded Texture. Structure : Foliated. Foliation plane c.a. 35° at 373m. Sharp superior contact. Bottom contact occupied by a pegmatitic vein conteining remobilised sulfides : 1% PO, <1% PY and traces of CP and SP.	136005 136006 136007 136008 136009 136010	372.60 374.00 375.00 376.50 378.00 379.00	374.00 375.00 376.50 378.00 379.00 380.00	1.40 1.00 1.50 1.50 1.00 1.00	600.0 100.0 400.0 600.0 900.0 2800.0	200.0 3200.0 100.0 200.0 200.0 1200.0
0	380.00	384.20	$SF PY,SP,PO,CP - $SF PY,SP,PO,CP - Zoned massive to disseminated sulfides. Zoned texture with PY-SP dominant on top and PO-CP at the bottom. 380.0 to 381.6 : 30% PY, 15% PO, 10-15% SP; 381.6 to 382.2 : 30% PY, 15% PO and 10% CP; 382.2 to 383.3 : 5% PO, 3% PY and <1% CP; - 383.3 to 383.5 : 5-15% CP, 10% PO and 10% PY; 383.8 to 384.2 : 5% PO, 3% PY and <1% CP. Gangue minerals composed of QZ, BO and AT.	136011 136012 136013 136014	380.00 381.10 382.20 383.30	381.10 382.20 383.30 384.20	1.10 1.10 1.10 0.90	8500.0 26700.0 200.0 6700.0	117500.0 94200.0 1100.0 5100.0
0	384.20	396.10	V1 il - M1 PG,QZ,SM,BO - Felsic lapillis tuff. Medium gray. Fined grained matrix. Up to 20% lapillis 5mm-3cm. Composed of 70-90% QZ-PG, 5-15% BO, 5-15% SM in aggragate (lapillis) and 1-5% hard (>5.5), translucid light yellowish brown, granoblastic mineral. - Texture: heterogenous and fragmental. Structure : Foliated. Injected by two mafic dyke from 390.8 to 391.6m and 392.1 to 392.6m. Dark grey. Medium grained. Composed of 50% B), 35% PG and 15% AM.	136015	387.10	388.10	1.00	47.0	90.0
0	396.10	420.80	M25 (V3B ùAM) - M25 (M3 ùAM,PG) - Mylonitised porphiric basalt. Greenish dark grey. Fine to medium grained. Composed of 55% PG and 45% AM. Weakly magnetic. Granoblastic texture, locally porphiric.						

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm
0	420.80	423.00	- Structure : Very strong foliation (c.a. 35° at 401m) except from 408 to 413m where the AM porphire are preserved. Pegmatic vein from 403.4 to 406.6m. V1 ie - M3 QZ,PG,BO - Felsic volcanic rock (ash tuff?). Light grey. Fine grained. Composed of 60% QZ, 30-35% PG, 5-10% BO and traces of MG. Texture : homogranular and laminated. Structure Foliated. Sharp contact with the basalt at c.a. 40°.						

End of Lithology and Assays ;

Hole: CN-05-27

Easting:	1025	**Northing:**	2300	**Elevation:**	484.00
AltEasting:	352706.00	**AltNorthing:**	6073877.00	**AltElevation:**	484.00
Azimuth:	267	**Dip:**	-55	**Length:**	435.00 *m.*
AltAzimuth:					
Hole Type:	BQ	**Zone:**	DOM North	**Contractor:**	Forages Chibougamau
Started:	2005-03-01	**Finished:**	2005-03-07	**Logged By:**	Charles Perry P. eng.
Claim:		**Cemented:**	☐	**Surveyed:**	☐
Township:					

Description: Casing still in place. Samples analysed for WRC : 136016-20, 136023, 136033. Samples analysed for SMC : 136021-22, 136024-32, 136034-38.

Deviations:

Depth	Azimuth	AltAzimuth	Dip	Type	State
0.00	267.00	0.00	-55.00	Tropari	Active
198.00	267.50	0.00	-54.50	Tropari	Active
303.00	268.60	0.00	-51.50	Tropari	Active
103.00	267.50	0.00	-55.90	Tropari	Active
243.00	267.60	0.00	-53.20	Tropari	Active
405.00	267.90	0.00	-49.40	Tropari	Active

End of Deviations ; 6 record(s) printed.

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm
0	0.00	31.30	OB - OB - Overburden						
0	31.30	51.40	S3 - M4 PG,AM - Mafic paragneiss. Greenish dark grey. Fine grained. Composed of 60% PG (2% of coarser grains 2-3mm from 33.5 to 37.0m), 30-40% AM, 0-10% BO(only at the border of QZ-PG veins). Localy weakly magnetic. Texture: homogranular except from 33.5 to 37.0m. - Structure : Foliated. Foliation plane c.a. 30° at 34m.						
0	51.40	81.00	S3/S2 - M4 QZ,PG,BO,AC,SM - Paragneiss (meta-arenite to meta-graywacke) Light to medium gray. Fine to medium grained. Texture : heterogenous banding. Composed of 60-85% QZ-PG, 5-30% BO, 2-15% AC (acicularcristals, pale green,1-3mm), 0-10% SM (present only in the more felsic layers). - Oddly magnetic. Structure : Foliated. Foliation plane c.a 35° at 56m and 55° at 77m.	136016	78.00	79.00	1.00	86.0	103.0
0	81.00	103.50	V2J ùAC - M8 PG,BO,,ùAC - Biotite schist (porphiric andesite). Medium to dark gray. Medium grained. Porphiric and lepidoblastic texture. Composed of 55% PG, 30% BO, 0-15% HB and 1-15% AC (acicular cristals up to 1cm). - Structure : Strongly foliated. Foliation plane of c.a. 15° at 89m and 20° at 102m. Presence of Kink-band at 83.5m (c.a. 55°).	136017	99.00	100.00	1.00	101.0	30.0
0	103.50	140.80	V2J MG - M3 PG,BO,HB - Intermediate Volcanite (andesite). Fine grained. Medium gray. Composed of 65% PG, 20% BO, 9% HB and 1% MG. Fairly magnetic. Homagranular texture. Structure : Foliated. Foliation plane c.a. 30° at 127m.	136018	108.00	109.00	1.00	89.0	74.0
1	115.50	125.00	M22 (I1G/V2J) - M22 (I1G/V2J) - Migmatised andesite. Composed of pegmatite with 40% of andesitic relic. Traces of PY and PO.						
0	140.80	170.00	V2J ùAC - M3 PG,BO,ùAC,MG - Porphiric andesite. Medium gray. Fine to coarse grained. Homogranular to porphiric texture. Composed of 65% PG, 20-35% BO, <1-15% AC (3-20mm), <1% MG. Lightly magnetic. Structure : Foliated. Foliation plane c.a. 20° at 162m.						
1	144.70	151.20	I1G						

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm
			- I1G - Pegmatite.						
				136019	159.60	160.90	1.30	20.0	38.0
0	161.00	186.70	V2J - M3 PG,BO,ùAC,MG - Intermediate volcanite (andesite). Medium gray. Fine grained. Homogranular texture. Composed of 65% PG, 25-35% BO, <1-10% HB. Structure : Foliated. Foliation plane c.a. 30° at 172m.						
1	163.40	168.10	I1G - I1G - Pegmatite.						
1	172.50	179.30	I1G - I1G - Pegmatite.						
0	186.70	194.90	M8 PG,BO,AT - M8 PG,BO,AT - Biotite-actinote schist. Brownish medium gray. Coarse grained. Lepidoblastic texture. Composed of 65% PG, 20% BO, 15% AT (acicular pale brown cx up to 2cm). Structure : Foliated. Foliation plane c.a. 15° at 194m	136020	191.00	192.00	1.00	9.0	36.0
0	194.90	237.90	V3B ùHB - M3 ùHB,PG,BO - Gneissic porphiric basalt. Green. Fine to medium grained. Porphiric texture except in the first 4m where it is mylonitic. Composed of 50-60% HB (5-20% porphiric cx 3-5mm), 40% PG, 0-10% BO. Weakly magnetic localy. - Structure : Moderated foliation except from 194.9 to 199.0m where it is strongly developed. Foliation plane c.a. 40° at 225m.						
1	194.90	199.00	M25 (V3B ùHB) - M25 PG,HB,BO - Mylonitised basalt. Foliation plane c.a. 15° at 197m.						
				136021	199.20	199.70	0.50	5400.0	10300.0
3	199.40	199.60	V. QZ,PG,$ - V. QZ,PG,15%GN,2%CP,2%SP - Coarse grained vein. Composed of 80% PG_QZ, 15%GN, 2% CP, 2% SP, >1% PY and <1% PO. Sharp contacts at c.a. 10° and 30°. True width of 7cm.						
1	213.60	224.80	I1G - I1G						

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm
			- Pegmatite.	136022	233.10	233.60	0.50	100.0	200.0
0	237.90	246.80	S2 - M4 PG,SM,BO - Fine grained paragneiss. Light gray. Composed of 75% PG, 15% SM and 10% BO. Lepidoblastic texture. Structure : Foliated. Foliation plane c.a. 25° at 240m.	136023	240.00	241.00	1.00	10.0	17.0
0	246.80	249.10	V3B ($) / S2 - M3 HB,PG,BO,tr.SF/ M4 PG,SM,BO - Transitional zone composed of interdigited basalt and arenite. Traces PY and PO.	136024 136025	246.80 247.80	247.80 249.10	1.00 1.30	800.0 500.0	2800.0 900.0
0	249.10	251.50	V3B - M3 HB,PG,BO - Basaltic gneiss. Fine grained. Green. Homogranular texture. Composed of 50% HB, 40% PG and 10% BO. Structure : foliated.						
0	251.50	329.00	I1G - I1G - Pegmatitic unit composed of two intrusive phases, one coarse grained homogranular and a late one with pegmatitic texture showing microcline cx up to 20cm with QZ intergrown (graphic texture).						
0	329.00	335.60	V3B / S11($) - M3 PG,PH,TC,AC / S11 1% SP - Altered Basaltic gneiss. Dark brownish gray. Fine grained. Composed of PG, PH, TC and AC. Mixed with 15% of exhalitic layers. Light gray. Microgranular. Felsic composition. Mineralised with 1% SP, <1% PY, <1% PO and <1% CP. Foliation plane c.a. 50° at 334	136026 136027 136028 136029 136030	329.00 330.00 331.50 333.00 334.50	330.00 331.50 333.00 334.50 335.60	1.00 1.50 1.50 1.50 1.10	1300.0 200.0 400.0 200.0 100.0	15200.0 2300.0 3100.0 1700.0 800.0
0	335.60	339.10	ALT PH,AC,AT,KN,($) - M1 (V3B?) PG,PH,AC,AT,KN,($) - Mafic gneiss (basalte?). Brownish gray. Fine to medium grained. Composed of Pg, PH, TC, Ac, AT and KN with <1% PY and PO. Structure : Foliated. Foliation plane c.a. 40° at 339m.	136031 136032 136033 136034	335.60 337.00 338.00 338.50	337.00 338.00 338.50 339.10	1.40 1.00 0.50 0.60	100.0 200.0 67.0 100.0	900.0 600.0 401.0 600.0
0	339.10	360.30	V3B PH ($) - M3 HB,PG,PH,($) - Gneissic basalt. Dark brownish gray. Composed of 45% HB, 40% PG and 15% PH with traces of PY and PO. Lepidoblastic texture. Structure : Foliated. Foliation plane c.a. 15° at 351m.	136035 136036	339.10 340.50	340.50 342.00	1.40 1.50	100.0 100.0	600.0 1000.0
0	360.30	365.00	S2 - M4 PG,QZ,PH,SM - Paragneiss. Light to medium gray. Microgranular. Composed of 75% PG-QZ, 20% PH and 5% SM. Banded texture. Structure : Foliated. Foliation plane c.a. 30°at 364m						

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm
0	365.00	369.20	V3B PH - M3 HB,PG,PH - Gneissic basalt. Idem that from 339.1 to 360.3 except there is no sulphide and it is weakly magntic.						
0	369.20	376.10	V3B ùHB - Porphiric basalt. Idem that from 339.1 to 360.3 except that it is less foliated and we can reconized the porphiric texture . Weakly magnetic.						
0	376.10	385.30	V3B / S2 SM - Layered unit containing 60% basalt and 40% arenite with sillimanite.						
0	385.30	392.30	M25 (V3B?) ($) - M25 PG,HB,BO,CL,(SF) - Mylonite. Dark greenish gray. Fine grained. Composed of 45% PG, 30% HB, 15% BO and 10% CL. Lepidoblastic texture. Structure : Strongly foliated. Foliation plane c.a. 45° at 387m. 1 vein of PG with 15% SP, 1% GN and 1% PY <2cm at 390.6m.	136037	390.50	391.00	0.50	200.0	1100.0
0	392.30	416.60	V3 il (SF) - M3 PG,HB,BO,(SF) - Mafic lapillis tuff. Dark gray. Fine grained matrix. Composed of 45% PG, 35% HB and 20% BO. Up to 10% of microgranular felsic, highly deformed lapillis. Heterogenous texture. Weakly magnetic. Structure : Well developed foliation c.a 40° at 401m. - Traces of PY and PO. 1 vein of PG with 20% SP, 1% PY and 1% CP <2cm at 406.3m	136038	406.00	406.50	0.50	200.0	4300.0
0	416.00	435.00	V3B / V2J - M3 HB,PG,BO,MV - Mafic to intermediate volcanic. Dark greenish gray. Fine grained. Composed of 40-55% PG, 40-55% HB, 5% BO and 1% MV. Homogranular texture. Structure : Weakly foliated.						

End of Lithology and Assays ;

Hole: CN-05-28

Easting:	530	**Northing:**	3400	**Elevation:**	470.00
AltEasting:	352195.00	**AltNorthing:**	6074962.00	**AltElevation:**	470.00
Azimuth:	150	**Dip:**	-50	**Length:**	147.00 m
AltAzimuth:					
Hole Type:	BQ	**Zone:**	North Grid	**Contractor:**	Forages Chibougamau
Started:	2005-03-07	**Finished:**	2005-03-09	**Logged By:**	Charles Perry P. eng.
Claim:		**Cemented:**	☐	**Surveyed:**	☐
Township:					

Description: Casing still in place. Water coming out of the casing. Samples analysed for WRC : 136040, 136043, 136045, 136050-51. Samples analysed for SMC : 136039, 136041, 136042, 136044, 136046-49.

Deviations:

Depth	Azimuth	AltAzimuth	Dip	Type	State
0.00	148.00	0.00	-50.00	Tropari	Active
108.00	147.70	0.00	-47.20	Tropari	Active
48.00	143.80	0.00	-49.10	Acid	Active
147.00	147.30	0.00	-45.70	Tropari	Active

End of Deviations ; 4 record(s) printed.

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm
0	0.00	10.10	OB - OB - Overburden						
0	10.10	33.00	S3 - M4 PG,QZ,HB,BO,(PO) - Meta-graywacke. Medium gray. Fine to very fine grained. Composed of 70% PG-QZ, 20% HB and 10% BO. Traces of disseminated PO. Banded texture. Structure : Foliated. Foliation plane c.a. 55° at 25m.	136039	25.70	27.20	1.50	100.0	1100.0
0	33.00	38.90	V1B - M3 PG,FK,QZ,HB,EP,CB - Rhyolitic gneiss. Pinkish light gray. Fine to medium grained. Composed of 45% PG, 20% FK, 20% QZ, 10% HB, 5% EP and 1% CB. Weak reaction to HCL. Heterogenous texture. Structure : Foliated. Strong fracturation from 35.5 to 35.8m and from 37.8 to 38.4m.	136040	34.50	35.00	0.50	12.0	35.0
0	38.90	41.30	ALT AC, CD,$ - M1 (V1B?) PG,HB,FK,QZ,AC,CD,$ - Altered felsic gneiss. Pinkish gray to greenish gray. Fine to coarse grained. Texture : Glomeroporphyric (HB) and heterogenous. Composed of variable amount of PG, HB,FK,Qz,AC,CD. - Mineralisation : 3% PO from 39.2 to 39.5m; 40% PO, 5% PY and <1% SP from 40.0 to 40.4m. Structure : Foliated.	136041 136042 136043	39.00 40.00 40.50	40.00 40.50 41.00	1.00 0.50 0.50	100.0 200.0 86.0	200.0 100.0 45.0
0	41.30	47.10	S3 - M4 PG,QZ,HB,EP,CB - Meta-graywacke. Greenish medium gray. Fine grained. Banded texture. Composed of 79% PG-QZ, 10% HB, 10% EP and 1% CB. Weak reaction to HCL. Structure : Foliated. Foliation plane c.a. 55° at 44m.						
0	47.10	48.40	S11 $ - S11 PG,QZ,AC,PO,PY - Exhalite. Light gray. Micro-granular. Banded texture. Strongly magnetic. Composed of 78% QZ-PG, 10% AC, 7% PO, 5% PY and traces SP. Structure : Foliated.	136044	47.10	48.40	1.30	100.0	100.0
0	48.40	63.70	S3 - M4 PG,QZ,HB,PH,BO - Meta-graywacke. Medium gray. Mostly fine grained with some coarser layers. Banded texture. Normal granular sorting from 61.9 to 62.5m. Composed pf variable amount of PG,QZ,HB,PH and BO. Structure : Foliated. Foliation plane c.a. 65° at 59m.						
0	63.70	74.70	S2 / S11$ - M4 PG,QZ,HB,PH,BO / S11 2-10% PY-PO - 80% Meta-arenite light gray. Fine to medium grained. Composed of 85% PG-QZ,	136045 136046 136047	65.00 65.40 69.30	65.40 66.10 70.80	0.40 0.70 1.50	17.0 300.0 100.0	69.0 100.0 200.0

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm
			15% mafic minerals (HB,PH,BO). From 63.7 to 66.0m it contain 5% of a hard translucid, yellowish brown, mineral in aggregate of fine cx. (garnet?). Traces to 1% PY-PO. - Heterogenous texture. Structure : Foliated. - 20% Exhalite in dm layers. Light gray. Micro-granular. Felsic composition. Mineralisation: 2-10% PY-PO in mm lamination or finely disseminated.	136048	70.80	72.30	1.50	100.0	200.0
0	74.70	92.00	V3B - M3 PG,HB,BO - Meta-basalt. Greenish dark gray. Fine grained. Composed of 50% PG, 35% HB and 15% BO. Homogranular texture. Structure : Foliated. Foliation plane c.a 60° at 78m						
0	92.00	105.20	S3 - M4 PG,HB,BO - Meta-graywacke. Medium to dark gray. Fine to very fine grained. Composed of variable amount of PG, HB and BO. Banded texture. The last 1.5m is migmatised. Structure : Foliated.						
0	105.20	113.20	V3B - M3 PG,HB,BO - Meta-basalt. Idem that from 74.7 to 92m except <1% GR in the first two meters and traces of PY and PO. Weakly magnetic.						
0	113.20	117.50	S2 - M4 PG,QZ,HB,BO - Meta-arenite. Light to medium gray. Fine grained. Homogranular texture. Composed of 85% PG-QZ, and 15% HB-BO. Mineralisation : 5% PY and 1% PO in mm laminations from 116.8 to 117.5m. Structure : Foliated. Injected by a pegmatite from 113.9 to 114.4m.	136049	116.80	117.50	0.70	100.0	200.0
0	117.50	120.90	V1 II (MV) - M3 PG,QZ,BO,MV - Felsic lapillis tuff. Medium gray. Fine grained. Heterogenous fragmental texture. Matrix composed of 80% PG-QZ and 20% BO. 10-15% felsic lapillis, <2cm, slightly altered in MV. Structure : Foliated. Foliation plane c.a 75° at 120m.	136050	119.50	120.00	0.50	7.0	53.0
0	120.90	147.00	V1 Ie - M3 FP,QZ,BO - Felsic volcanite (ash tuff?) Medium to light gray. Fine to medium grained. Composed of 55% FP, 30% QZ and 15% BO. From 134.5 to 142.0m : 10% of cm to dm fine grained mafic tuff (60%PG, 40% BO). Texture : heterogenous in grains size and composition. - Structure : Foliated. Foliation plane c.a. 70° at 134m. Injected by numerous pegmatite : from 123.7 to 124.4m, 125.0 to 127.0m, 132.0 to 133.1m and from 139.0 to 140.4m. - Missing core from 131.0 to 131.4m and from 132.8 to 133m.	136051	144.50	145.00	0.50	7.0	28.0

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm

End of Lithology and Assays ;

Hole: CN-05-29

Easting:	1300	**Northing:**	1800	**Elevation:**	500.00
AltEasting:	352992.00	**AltNorthing:**	6073375.00	**AltElevation:**	500.00
Azimuth:	270	**Dip:**	-55	**Length:**	489.00 *m.*
AltAzimuth:					
Hole Type:	BQ	**Zone:**	DOM North	**Contractor:**	Forages Chibougamau
Started:	2005-03-09	**Finished:**	2005-03-10	**Logged By:**	Charles Perry P. eng.
Claim:		**Cemented:**	☐	**Surveyed:**	☐
Township:					

Description: Casing still in place. Samples analysed for WRC:
136052,136054,136061,136065,136068,136074,136081, 136088,136097,136109,1360111,1360114.
Samples for SMC : [illegible]

Deviations:

Depth	Azimuth	AltAzimuth	Dip	Type	State
0.00	270.00	0.00	-55.00	Tropari	Active
102.00	272.30	0.00	-54.50	Tropari	Active
201.00	172.90	0.00	-52.50	Tropari	Active
300.00	274.10	0.00	-51.00	Tropari	Active
399.00	269.40	0.00	-48.20	Tropari	Active
489.00	267.00	0.00	-46.10	Tropari	Active
51.00	271.80	0.00	-55.10	Tropari	Active
150.00	259.90	0.00	-53.60	Acid	Active
249.00	273.30	0.00	-51.90	Tropari	Active
351.00	273.80	0.00	-50.00	Tropari	Active
450.00	269.80	0.00	-46.70	Tropari	Active

End of Deviations ; 11 record(s) printed.

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm
0	0.00	23.70	OB - OB - Overburden						
0	23.70	30.00	S3 - M4 PG,BO - Meta-graywacke. Dark gray. Fine grained. Lepidoblastic texture. Composed of 65% PG and 35% BO. Structure : Foliated. Foliation plane c.a. 30° at 25m.						
0	30.00	31.60	I1G - I1G - Pegmatite						
0	31.60	38.60	V1 il MV (SM) - M3 PG,QZ,BO,MV,SM - Felsic lapillis tuff. Light to medium gray. Heterogranular fragmental texture. Matrix composed of 80% PG-QZ, 15% BO, 4% MV and 1% SM. Less than 5% fesic lapillis <2cm. Structure : Foliated.						
0	38.60	42.80	V2 ie # - M3 PG,BO - Intermediate meta-volcanic rock (ash tuff?). Medium greenish gray. Very fine grained. Homogranular texture. Intermediate composition. Structure : Strong fracturation. Sharp contacts with adjacent units.						
0	42.80	56.80	V1 il MV,SM - M3 PG,QZ,BO,MV,SM - Felsic lapillis tuff. Light gray. Fine grained matrix composed of 85% PG-QZ, 10% BO and 5% MV. Up to 10% elongated felsic lapillis (0,5-3.0cm) variably altered in sillimanite. Structure : Well foliated. Foliation plane c.a. 40° at 51m.						
0	56.80	61.70	V2 ie # - M3 PG,BO - Intermediate meta-volcanic rock (ash tuff?). Idem that from 38.6 to 42.8m except that it is only fractured in the first meter.						
0	61.70	70.20	V1 ie, il / I1G - M3 PG,QZ,BO,(sm) / I1G - Felsic ash and lapillis tuff. Medium gray. Fine to medium grained matrix composed of 85% PG-QZ and 15% BO. 0-5% felsic lapillis weakly altered in sillimanite. Texture : heterogenous and fragmental. Structure: Foliated. Strongly elongated lapillis. - Injected by pegmatite between 65.0 and 67.5m and from 68.0 to 68.5m.						
0	70.20	75.30	S2 - M4 QZ,PG,BO - Meta-arenite. Light gray. Micro-granular. Felsic composition. Structure : Foliated.						

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm
0	75.30	78.40	I1G - I1G - Pegmatite						
0	78.40	92.60	V1 il MV,SM - M3 PG,QZ,BO,MV,SM - Felsic lapillis tuff. Medium gray. Fine to medium grained matrix composed of 80% PG-QZ, 15% BO, and 5% MV. 2-10% felsic lapillis, <4cm, altered in sillimanite. Heterogenous and fragmental texture. Up to 5% of granitic cm veins (partial melting). - Structure : Foliated. Ondulated foliation plane c.a 40° at 88m and 0° at 90m. Strongly stretched lapillis.	136052	87.80	88.30	0.50	8.0	40.0
0	92.60	99.10	I1G - I1G - Pegmatite.						
0	99.10	121.90	V1 il MV,(SM),(TC) - M3 PG,QZ,BO,MV,(SM),(TC) - Felsic lapillis tuff. Idem that from 78.4 to 92.6m except that the lapillis are altered in MV and weakly in SM and TC. 15% of granitic cm veins. Foliation plane c.a. 30° at 101m. Pegmatite from 115.6 to 116.4m						
0	121.90	133.40	V1/V2 le - M3 PG,QZ,BO / M3 PG,AM - 80% felsic volcanic rock (ash tuff?). Medium gray. Fine to medium grained. Heterogenous texture. Composed of 85% PG-QZ and 15% BO. Structure : Foliated. Foliation plane at very low c.a. and fold from 123.5 to 126.3m. 25% of pegmatitic dm veins. - 20% of intermediate volcanic rock (ash tuff?) interlayered in dm bands in the second half of the unit. Medium greenish gray. Micro-granular. Intermediate composition. Structure : Foliated to strongly foliated.						
0	133.40	143.80	V1 il MV,(SM),(TC) - M3 PG,QZ,BO,MV,(SM),(TC) - Felsic lapillis tuff. Idem that from 99.1 to 121.9m except that it is not migmatised. Foliation plane c.a. 30° at 136m.						
0	143.80	184.40	V1D - M3 FP,QZ,BO,MV - Meta-Rhyolite. Medium gray. Medium grained. Composed of 65% FP, 24% QZ, 10% BO and 1% MV. Weakly magnetic localy. Texture : migmatised. 10-15% of cm pegmatitic veins produced by partial melting. - More important pegmatitic veins from 171.1 to 174.4m : 80% of pegmatite and from 181.9 to 183.0m : pegmatite. Structure : Foliated. Foliation plane c.a. 30° at 155m and 45° at 170m.						

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm
			- Diabase dyke from 183.7 to 184.1m. Dark greenish gray. Micro-granular. Mafic composition. Strongly magnetic.						
0	184.40	189.00	I1G - I1G - Pegmatite with 15% of enclosing fragments of rhyolite.						
0	189.00	193.00	V1 II (SM) - M3 PG,QZ,BO,(SM) - Felsic lapillis tuff. Medium gray. Fine to medium grained matrix composed of 85% PG-QZ and 15% BO. 10-15% felsic lapillis ligthly altered in SM. Heterogenous and framental texture. Structure : Foliated.						
0	193.00	210.20	I1G (TM) - I1G (TM) - Pegmatite. Tourmaline cluster from 199.3 to 199.4m. Enclosing fragment of V1 from 208.8 to 209.2m.						
0	210.20	213.40	V1 II (SM) - M3 PG,QZ,BO,(SM) - Felsic lapillis tuff. Idem that from 189.0 to 193.0m except it contain 1% mm veins of DI,CP,PO,PY. Pegmatite from 212.0 to 212.7m	136053	210.60	211.40	0.80	300.0	1500.0
0	213.40	234.70	I1G - I1G - Pegmatite. Tourmaline cristals from 232.3 to 232.4m. Two décimetric enclosing fragments of V1 between 232.7 and 233.5m.						
0	234.70	248.70	V1 II SM,MV - M3 PG,QZ,BO, MV - Felsic lapillis tuff. Medium gray. Fine grained matrix composed of 80% PG-QZ, 15% BO and 5% MV. 5-25% of felsic lapillis altered in SM and MV. Heterogenous and fragmental texture. Structure : Foliated. Foliation plane c.a. 40° at 243m.	136054	241.30	241.80	0.50	9.0	105.0
0	248.70	252.70	I1G - I1G - Pegmatite.						
0	252.70	263.40	ALT D$ - ALT PG,QZ,AC,SM,TC,TM,PH,GR - Alteration zone. Medium gray to black. Heterogenous and heterogranular texture. Localy we can some felsic lapillis. Composed of variable amount of PG,QZ,AC,SM,TC,TM,PH and GR. Mineralisation : disseminate sulphides 1-5% PO, <1-2% PY and tr-<1% CP. - Structure : Foliated.	136055	252.70	254.00	1.30	600.0	200.0
				136056	254.00	255.50	1.50	1100.0	300.0
				136057	255.50	256.30	0.80	3100.0	200.0
				136058	256.30	257.80	1.50	1100.0	200.0
				136059	257.80	258.80	1.00	1600.0	100.0
				136060	258.80	259.80	1.00	1300.0	200.0
				136061	259.80	260.40	0.60	365.0	178.0
				136062	260.40	261.90	1.50	1400.0	100.0

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm
0	263.40	267.00	V1 il SM,TC - M3 PG,QZ,BO,SM,TC - Felsic lapillis tuff. Medium gray. Fine grained matrix composed of PG,QZ,BO,TC. 15% felsic lapillis <2cm, strongly altered in SM. Heterogenous and fragmental texture. Structure : Foliated.	136063	261.90	263.40	1.50	800.0	200.0
0	267.00	284.70	ALT - ALT AC,SM,AT,GR,BO,TC,(KN) - Alteration zone. Medium brownish gray. Fine to medium grained. Heterogenous texture. Composed of variable amount of AC,SM,AT,GR (hard, yellowish brown cx.), BO,TC and (KN). Mineralisation: Traces of PO and CP in the first meter only. - Structure : Foliated. Foliation plane c.a. 40° at 273m.	136064 136065 136066	267.00 273.80 274.30	268.00 274.30 275.80	1.00 0.50 1.50	500.0 7.0 50.0	1600.0 66.0 50.0
0	284.70	286.00	M25 (V3B) - M25 (M3) - Mafic mylonite. Dark greenish gray. Very fine grained. Mylonitic texture. Mafic composition. Fairly magnetic. Structure : Very strong foliation c.a. 30° at 285m.						
0	286.00	295.60	V1 il (SM) / I1G - M3 PG,QZ,BO,(SM) / I1G - Felsic lapillis tuff. Medium gray. Fine grained matrix composed of 80% PG-QZ and 20% BO. 5-15% felsic lapillis, <2cm, ligthly altered in SM. Fragmental texture. Structure : foliated. - Injected by 60% of,dm to metric, pegmatitic veins.						
0	295.60	308.00	I1G - I1G - Pegmatite.						
0	308.00	370.20	V3B ùHB - M3 ùHB,PG - Porphyric meta-basalt. Dark green. Fine to medium grained. Composed of 50% HB 1-2mm and 50% PG <1mm. Porphyroclastic texture. - Structure : Lightly foliated except : in the first two meters where it is strongly foliated and partialy melted; fairly foliated from 326 to 330m (foliation plane c.a. 45°).						
0	308.00	400.00	V3B ùHB - M3 PG,ùHB - Porphiric meta-basalt. Dark green. Fine to medium grained. Porphiroclastic texture. Composed of 50% HB (1-2mm) and 50% PG (<1mm). Structure : Ligthly foliated except in the first two meters where it is strongly foliated and partialy melted.						
1	355.00	370.20	fo. BO - M3 PG,HB,BO - Well foliated basalt. Contain up to 15% BO and <1% MG. Fairly magnetic.	136067	367.40	368.90	1.50	100.0	100.0

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm
			The porphyric texture is preserved localy. Foliation plane c.a. 45° at 363m.						
0	370.20	383.30	I1G - I1G - Pegmatite.						
0	383.30	384.20	S3 - M4 PG,BO - Paragneiss. Dark gray. Very fine grained. Composed of 75% PG, 25% BO. Fairly magnetic. Homogranular texture. Structure : Poorly foliated.						
0	384.20	386.30	I1G - I1G - Pegmatite.						
0	386.30	403.00	S3 - M4 PG,BO,QZ - Paragneiss (meta-graywacke). Medium gray. Fine grained. Banded texture. Composed of 65% PG, 20% BO, 15% QZ and <1% MG. Fairly magnetic. Structure : Foliated. Foliation plane c.a 50° at 394m.						
0	403.00	458.20	ALT - ALT AC,AT,PG,QZ,BO - Alteration zone in gradual transition with the preceding unit. Medium to dark gray. Fine to medium grained. Composed of variable amount of AC,AT,PG,QZ, and BO. Mineralisation : traces of PY and CP. Fairly to strongly magnetic. From 441to448m 1% MG 2-5mm. - Porphyroblastic to fragmental-like texture. From 425 to 458.2m there is cm fragments-like, microgranular, felsic, ligth gray in a coarser matrix composed of QZ,PG,BO,AC and AT. - Structure: Modarated foliation ecxept in the first 10 meters. Foliation plane c.a. 50° at 414m. Similar folds at 418.5 and 421.5m. Biotite-rich shear zone from 439.6 to 439.8m	136068	405.60	406.00	0.40	4.0	23.0
				136069	406.00	407.50	1.50	100.0	100.0
				136070	407.50	409.00	1.50	50.0	100.0
				136071	409.00	410.50	1.50	100.0	100.0
				136072	410.50	412.00	1.50	100.0	100.0
				136073	412.00	413.60	1.60	100.0	100.0
				136074	413.60	414.00	0.40	63.0	87.0
				136075	414.00	415.50	1.50	100.0	200.0
				136076	415.50	417.00	1.50	200.0	200.0
				136077	417.00	418.50	1.50	200.0	100.0
				136078	418.50	420.00	1.50	200.0	100.0
				136079	420.00	421.50	1.50	200.0	100.0
				136080	421.50	423.00	1.50	100.0	100.0
				136081	423.00	423.50	0.50	79.0	47.0
				136082	423.50	425.00	1.50	100.0	100.0
				136083	425.00	426.50	1.50	50.0	100.0
				136084	426.50	428.00	1.50	50.0	100.0
				136085	428.00	429.50	1.50	50.0	100.0
				136086	429.50	431.00	1.50	50.0	100.0
				136087	431.00	432.50	1.50	100.0	200.0
				136088	432.50	433.00	0.50	83.0	94.0
				136089	433.00	434.50	1.50	100.0	200.0
				136090	434.50	436.00	1.50	50.0	100.0
				136091	436.00	437.50	1.50	100.0	200.0
				136092	437.50	439.00	1.50	100.0	200.0
				136093	439.00	440.50	1.50	100.0	500.0

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm
				136094	440.50	442.00	1.50	100.0	200.0
				136095	442.00	443.50	1.50	100.0	100.0
				136096	443.50	445.00	1.50	100.0	100.0
				136097	445.00	445.50	0.50	24.0	68.0
				136098	445.50	447.00	1.50	50.0	100.0
				136099	447.00	448.50	1.50	50.0	100.0
				136100	448.50	450.00	1.50	50.0	100.0
				136101	450.00	451.50	1.50	50.0	100.0
				136102	451.50	453.00	1.50	50.0	100.0
				136103	453.00	454.50	1.50	50.0	100.0
				136104	454.50	456.00	1.50	100.0	100.0
				136105	456.00	457.50	1.50	200.0	100.0
				136106	457.50	458.20	0.70	50.0	100.0
0	458.20	472.30	M8 BO - M8 PG,BO,GR,AT - Biotite schist. Dark gray. Fine grained. Lepidoblastic texture. Composed of 60% PG, 35% BO, 1% MG and erraticly distributed HB (3%), AT (1%) and GR (1%, porphyroblast up to 1cm). Fairly magnetic. Mineralisation : traces PY. - Structure : Strongly foliated. Foliation plane, c.a. 60° at 471m, affected by a crenulation clivage with a c.a. near 0°.	136107 136108 136109 136110	458.20 459.70 462.00 469.50	459.70 461.00 462.40 471.00	1.50 1.30 0.40 1.50	100.0 50.0 115.0 50.0	100.0 100.0 126.0 100.0
0	472.30	482.70	ALT - ALT PG,QZ,BO,AT,MG - Alteration zone. Medium to dark gray. Fine to coarse grained. Heterogenous and heterogranular texture. Composed PG,BO,QZ with <5% AT (2-5mm) and 1% MG (3-5mm). Strongly magnetic. Structure : Massive to ligthly foliated.	136111 136112	479.50 480.00	480.00 481.50	0.50 1.50	72.0 100.0	159.0 300.0
0	482.70	489.00	S3 - M4 PG,BO,(SM) - Paragneiss (meta-graywacke). Medium gray. Fine grained. Lepidoblastic texture. Composed of 70% PG, 30% BO, <1% MG and up to 5% SM locally in bleached dm altered zones. Fairly magnetic. Mineralisation : traces PY. Structure : Ligthly foliated.	136113 136114	483.20 486.00	484.70 486.50	1.50 0.50	100.0 49.0	200.0 222.0

End of Lithology and Assays ;

Hole: CN-05-30

Easting:	945	**Northing:**	500	**Elevation:**	553.00
AltEasting:	352661.00	**AltNorthing:**	6072066.00	**AltElevation:**	553.00
Azimuth:	355	**Dip:**	-60	**Length:**	150.00 *m.*
AltAzimuth:					
Hole Type:	BQ	**Zone:**	DOM	**Contractor:**	Forages Chibougamau
Started:	2005-03-15	**Finished:**	2005-03-16	**Logged By:**	Charles Perry P. ing.
Claim:		**Cemented:**	☐	**Surveyed:**	☐
Township:					

Description: Casing still in place. Samples analysed for WRC : 136116, 136119. Samples analysed for SMC : 136115, 136117-118, 136120-122.

Deviations:

Depth	Azimuth	AltAzimuth	Dip	Type	State
0.00	359.00	0.00	-60.00	Tropari	Active
102.00	358.10	0.00	-59.00	Tropari	Active
51.00	358.80	0.00	-60.00	Tropari	Active
150.00	358.00	0.00	-58.70	Tropari	Active

End of Deviations ; 4 record(s) printed.

Hole: CN-05-31

Easting:	362	**Northing:**	-150	**Elevation:**	472.00
AltEasting:	352099.00	**AltNorthing:**	6071416.00	**AltElevation:**	472.00
Azimuth:	270	**Dip:**	-60	**Length:**	309.00 *m.*
AltAzimuth:					
Hole Type:	BQ	**Zone:**	TrCN04-08	**Contractor:**	Forages Chibougamau
Started:	2005-03-17	**Finished:**	2005-03-20	**Logged By:**	Charles Perry P. eng
Claim:		**Cemented:**	☐	**Surveyed:**	☐
Township:					

Description: Casing still in place. Samples analysed for WRC : 136137. Samples analysed for SMC : 136123-136, 136138-143.

Deviations:

Depth	Azimuth	AltAzimuth	Dip	Type	State
0.00	270.00	0.00	-60.00	Tropari	Active
102.00	273.40	0.00	-58.50	Tropari	Active
201.00	274.20	0.00	-57.70	Tropari	Active
300.00	274.90	0.00	-54.80	Tropari	Active
51.00	273.70	0.00	-59.30	Tropari	Active
150.00	274.40	0.00	-58.00	Tropari	Active
252.00	274.50	0.00	-56.20	Tropari	Active

End of Deviations ; 7 record(s) printed.

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm
0	0.00	11.60	OB - OB - Overburden.						
0	11.60	36.00	M22 (S2) - M22 PG,QZ,BO - Migmatized arenite. Light gray. Fine grained. Composed of 90% PG-QZ and 10% BO-AM. Injected by 50% of granitic to pegmatitic veins. Heterogenous texture. Structure : foliated. Foliation plane c.a. 40° at 16.5m						
0	36.00	46.30	M22 (V1 II) - M22 PG,QZ,BO - Migmatized felsic tuff. Light gray. Fine grain matrix composed of 85% PG-QZ and 15% BO. 3-10% felsic lapillis not always obvious because of the partial melting. Injected by 60% of granitic to pegmatitic veins. Fragmental texture. - Structure : Foliated. Foliation plane c.a. 35° at 45m.	136123	37.60	38.90	1.30	100.0	50.0
0	46.30	55.60	I1G - I1G - Pegmatite.						
0	55.60	98.60	M22 (S2) - M22 PG,QZ,BO - Migmatized arenite. Idem that from 11.6 to 36.0m except 30% of granitic to pegmatitic veins.						
1	63.70	65.20	I1G - I1G - Pegmatite						
				136124	65.50	66.70	1.20	50.0	100.0
1	86.20	89.60	I1G - I1G - Pegmatite.						
				136125	94.50	96.00	1.50	50.0	50.0
0	98.60	141.30	M25 (V3) - M1 AM,PG,PH,GR - Mylonitized mafic volcanic rock. Dark greenish gray. Very fine grained. Mylonitic texture. Composed of 30-60% AM, 40% PG, 0-25% PH concentrated in cm layers and 0-5% GR. Minéralisation : Traces of disseminated PY,PO,CP. - Structure : Strongly foliated. Foliation plane c.a. 50° at 102m and 55° at 119m.	136126	98.60	99.20	0.60	100.0	400.0
1	99.20	100.40	I1G - I1G						

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm
			- Pegmatite.						
				136127	100.40	101.90	1.50	100.0	100.0
				136128	106.70	108.00	1.30	100.0	100.0
				136129	122.40	123.90	1.50	100.0	100.0
				136130	123.90	125.30	1.40	100.0	200.0
				136131	127.20	128.70	1.50	200.0	100.0
				136132	132.60	134.00	1.40	200.0	200.0
0	141.30	143.50	M25 (S2) - M1 PG,QZ,PH - Mylonitized arenite. Light gray. Micro-granular. Lepidoblastic texture. Composed of 85% PG-QZ and 15% PH. Structure : Strongly foliated.						
				136133	145.20	146.70	1.50	200.0	100.0
0	145.50	202.00	M25 (V3) - M3 AM,PG,PH,GR - Mylonitized mafic volcanic rock. Idem that from 98.6 to 141.3m. Strongly foliated. Foliation plane c.a. 30° at 173m.						
1	146.70	150.60	I1G - I1G - Pegmatite.						
				136134	162.40	163.90	1.50	300.0	200.0
				136135	181.20	182.70	1.50	100.0	100.0
1	187.30	190.80	ùHB - There is up to 15% porphyroclastic HB preserved despite of the strong deformation.	136136	189.30	190.80	1.50	100.0	50.0
				136137	197.50	198.00	0.50	29.0	85.0
				136138	198.00	199.50	1.50	200.0	100.0
0	202.00	214.50	S3 - M4 PG,BO,QZ,AM - Meta-graywacke. Medium gray. Fine grained. Composed of 55% PG, 20% BO, 15% QZ and 10% AM. Contain up to 10% felsic veins representing partial melting. Lepidoblastic texture. Structure : Well foliated. Foliation plane c.a. 35° at 210m.	136139	202.00	203.00	1.00	50.0	100.0
0	214.50	218.60	M8 BO - M8 BO,PG,QZ,AM - Biotite schist. Dark gray. Fine grained. Composed of 40% BO with PG, QZ, and AM. Schistosed texture. Structure : Very strong foliation. Foliation plane c.a. 35° at 215m.	136140	215.50	217.00	1.50	50.0	50.0

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm
0	218.60	242.00	S3 - M4 PG,BO,QZ,AM - Metagraywacke. Idem that from 202.0 to 214.5m. The felsic vein are localy affected by small folds.	136141	238.80	239.80	1.00	50.0	100.0
0	242.00	244.10	M8 BO - M8 BO,PG,QZ,AM - Biotite schist. Idem that from 214.5 to 218.6 except there is just 30% BO.						
0	244.10	268.60	S3 - M4 PG,BO,QZ,AM - Metagraywacke. Idem that from 202.0 to 214.5 except there is a progressive decline of the déformation and the partial melting in the last 3m of the unit. Coarse grained layer from 263.8 to 264.2m.	136142	262.50	264.00	1.50	100.0	100.0
0	268.60	290.50	V2J - M3 PG,AM,BO - meta-andesite. Medium greenish gray. Very fine grained. Composed of 55% PG, 30% light green AM and 15% BO. Homogenous texture. Structure : ligthly foliate to massive.						
0	290.50	309.00	M22 (S3) - M1 PG,QZ,BO,AM - Migmatized graywacke. Medium gray. Fine grained. Composed of 50% PG, 20% QZ, 20% BO and 10% AM. Injected by 40% of felsic vein and pegmatite, some stretched and folded. Lepidoblastic texture. *Structure* : Well foliated. Foliation plane c.a. 35° at 306m.	136143	306.00	307.10	1.10	100.0	50.0

End of Lithology and Assays ;

Hole: CN-05-32

Easting:	945	**Northing:**	5	**Elevation:**	476.00
AltEasting:	352677.00	**AltNorthing:**	6071576.00	**AltElevation:**	476.00
Azimuth:	359	**Dip:**	-60	**Length:**	359.70 *m.*
AltAzimuth:					
Hole Type:	BQ	**Zone:**	Jessica	**Contractor:**	Forages Chibougamau
Started:	2005-03-17	**Finished:**	2005-03-17	**Logged By:**	Charles Perry P. eng
Claim:		**Cemented:**	☐	**Surveyed:**	☐
Township:					

Description: Casing still in place. Samples analysed for WRC : 136146, 136149,136154,136164,136167,136172,136184, 136189,136202,136204-206. Samples analysed for

Deviations:

Depth	Azimuth	AltAzimuth	Dip	Type	State
0.00	359.00	0.00	-60.00	Tropari	Active
102.00	359.00	0.00	-58.40	Tropari	Active
201.00	358.50	0.00	-57.00	Tropari	Active
300.00	359.00	0.00	-55.00	Tropari	Active
51.00	359.20	0.00	-61.10	Tropari	Active
150.00	358.80	0.00	-57.80	Tropari	Active
252.00	359.50	0.00	-56.00	Tropari	Active
359.00	359.10	0.00	-53.90	Tropari	Active

End of Deviations ; 8 record(s) printed.

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm
0	0.00	3.90	OB - OB - Overburden.						
0	3.90	13.00	V3B ùHB fo - M3 PG,ùHB,BO - Foliated porphyric metabasalt. Dark greenish gray. Fine to medium grained. Porphyroblastic texture. Composed of 50% PG, 20-50% HB including 15% of 2-4mm grains, and 0-30% BO. - Structure : Lighly foliated but increasing gradualy toward the contact with the next unit. Foliation plane c.a. 25° at 11m.						
0	13.00	23.10	V1 II SM - M3 PG,QZ,BO,SM - Felsic lapillis tuff. Light gray. Fine grained matrix composed of 80% PG-QZ, 20% BO and traces PY. Contain 5% felsic lapillis strongly stretched and altered in sillimanite. Fragmetal texture. Structure : Well foliated. Foliation plane c.a. 0 to 25°.	136144 136145 136146	13.00 18.30 21.30	14.50 19.80 21.80	1.50 1.50 0.50	100.0 50.0 5.0	50.0 50.0 60.0
0	23.10	71.90	V3B ùHB fo - M3 PG,ùHB,BO - Foliated porphyric metabasalt. Dark greenish gray. Fine to medium grained. Porphyroblastic texture. Composed of 50% PG, 45% HB including 15% 2-5mm grains, and 5% BO. Structure : Massive to well foliated. Foliation plane c.a. 20° at 39m and 30° at 71m. - From 63 to 66m : <1% MG in 3-5mm grains with a PG pressure-shadow.						
1	37.00	47.00	# - Strongly fractured. 0.5m of missing core between 42 and 45m.	136147	46.50	48.00	1.50	100.0	50.0
				136148	62.00	63.50	1.50	100.0	100.0
1	67.00	71.90	AC - Up to 25% AC (light green, acicular amphibole) aligned along the foliation plane.	136149 136150	69.40 70.40	69.80 71.90	0.40 1.50	93.0 100.0	14.0 100.0
0	71.90	74.50	S2 - M4 PG,QZ,BO - Meta-arenite. Light gray. Fine grained. Composed of 60% PG, 25% QZ and 15% BO. Banded texture. Structure : Well foliated. Foliation plane c.a. 30° at 74m	136151	71.90	73.40	1.50	50.0	50.0
0	75.50	95.40	M25 (V3B ùHB) - M25 PG,AC,HB,BO - Mylonitized porphyric metabasalt. Medium gray. Fine to medium grained. Lepidoblastic texture. Composed of 50% PG, 30% AC, 15% HB (with some remnent of porphyric cx) and 5% BO (localy up to 40%). - Structure : Strongly foliated. Foliation plane c.a. 30° at 88m.						
1	78.20	79.40							

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm
1	78.20	79.40	M8 BO - Biotite rich layer.	136152	78.20	79.40	1.20	100.0	50.0
				136153	79.40	80.90	1.50	100.0	200.0
				136154	82.80	83.20	0.40	16.0	14.0
				136155	84.60	86.10	1.50	100.0	100.0
1	90.00	93.00	M8 BO - Biotite rich layer.	136156	90.00	91.50	1.50	50.0	50.0
0	95.40	260.30	V3B ùHB - M3 PG,ùHB,BO - Porphyric metabasalt. Dark greenish gray. Fine to medium grained. Porphyroblastic texture. Composed of 50% PG, 45%HB including up to 15% 3-5mm grains, and 5% BO. Structure : Massive with some metric foliated layers. Gradual contact with preceding unit.	136157	99.50	101.00	1.50	100.0	50.0
1	110.10	112.80	fo - Well foliated. Foliation plane c.a. 40° at 112.5m. 10% V.QZ,GR, tr PO <20cm.	136158	111.40	112.70	1.30	50.0	50.0
				136159	114.40	115.40	1.00	100.0	100.0
				136160	129.00	130.50	1.50	100.0	100.0
				136161	142.60	143.60	1.00	100.0	100.0
1	196.00	200.80	fo - Ligthly to well foliated. Foliation plane c.a. 30° at 200m. 10% V. QZ,FP.	136162	198.50	200.00	1.50	50.0	50.0
0	260.00	305.90	V1 il SM - M3 PG,QZ,BO,SM - Felsic lapillis tuff. Ligth to medium gray. Fine grained matrix composed of 90% PG-QZ, 10% BO, 0-3% MV, <1% TC. 5-10% felsic lapillis strongly stretched and altered in sillimanite. Fragmental texture. - Structure : Well foliated. Foliation plane c.a. 30° at 271m and 25° at 301m. Sharp contact with preceding unit. Less than 5% pegmatitic veins 5-15cm.	136163	260.30	261.80	1.50	100.0	50.0
				136164	271.60	272.10	0.50	7.0	86.0
				136165	278.50	279.90	1.40	100.0	50.0
				136166	285.40	286.70	1.30	100.0	50.0
				136167	289.80	290.20	0.40	4.0	56.0
				136168	292.00	293.50	1.50	100.0	100.0
				136169	293.50	295.00	1.50	100.0	200.0
				136170	304.60	305.90	1.30	100.0	50.0
0	305.90	313.90	ALT (S3) D$ - ALT (S3) PG,QZ,BO,(PH),(OPX) tr-3% PY - Altered metagraywacke. Medium to dark gray. Fine grained. Homogranular texture. Composed of 80% PG-QZ, 20% BO, 0-5% PH, 0-2% OPX. Mineralisation : tr-3% PY, tr PO. Structure : Massive to ligthly foliated.	136171	305.90	307.00	1.10	100.0	50.0
				136172	307.00	307.40	0.40	6.0	79.0
				136173	307.40	308.90	1.50	50.0	50.0
				136174	308.90	310.40	1.50	50.0	100.0
				136175	310.40	311.90	1.50	200.0	200.0
				136176	311.90	312.90	1.00	100.0	700.0
				136177	312.90	313.90	1.00	200.0	500.0
0	313.90	324.80	ALT (V1 il) D$ - ALT (V1 il) PG,QZ,BO,SM,PH - Altered felsic lapillis tuff. Medium gray to brownish gray. Fine grained matrix	136178	313.90	315.30	1.40	100.0	100.0
				136179	315.30	316.80	1.50	50.0	50.0
				136180	316.80	318.30	1.50	100.0	50.0

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm
			composed of PG, QZ, 5-15% BO, 5-10% PH. 5-15% felsic lapillis strongly stretched and altered in sillimanite. - Mineralisation : tr PO, CP, SP and GN disseminated, <1% PO and PY in folded veins<2mm. Structure : Strongly foliated. Foliation plane c.a. 5° at 317m and 30° at 322m.	136181 136182 136183 136184 136185 136186	318.30 319.80 321.00 322.30 322.70 323.80	319.80 321.00 322.30 322.70 323.80 324.80	1.50 1.20 1.30 0.40 1.10 1.00	100.0 100.0 100.0 54.0 100.0 300.0	50.0 400.0 400.0 266.0 200.0 900.0
0	324.80	336.50	ALT D-M$ - ALT SR,OPX, QZ,AC,GR,SM <1-70% PY, tr-5% PO - Altered zone. Light to dark gray. Fine to coarse grained. Heterogenous texture. Composed of SR (up to 40%, frequently in a fibro-radiated pseudomorphic habitus), OPX (up to 20%), QZ (5-90%), AC (0-15%), GR (0-10%), SM (0-5%), AT (0-5%, rarely preserved). - Minéralisation : Tr-70% PY, tr-5% PO filling void around the silicates. Structure : Well foliated at the margin of the unit only. Foliation plane c.a. 35° at 326m.	136187 136188 136189 136190 136191	324.80 326.00 327.00 327.40 328.60	326.00 327.00 327.40 328.60 330.00	1.20 1.00 0.40 1.20 1.40	500.0 500.0 146.0 100.0 200.0	900.0 1900.0 181.0 100.0 400.0
1	330.00	330.90	20% PY, 3% PO	136192	330.00	330.90	0.90	500.0	300.0
1	330.90	331.80	70% PY, 5% PO	136193	330.90	331.80	0.90	500.0	700.0
				136194	331.80	333.00	1.20	1100.0	3400.0
				136195	333.00	334.10	1.10	400.0	1500.0
				136196	334.10	335.30	1.20	400.0	800.0
				136197	335.30	336.50	1.20	300.0	1600.0
0	336.50	339.00	I1G (SP) - I1G tr SP - Pegmatite with cm fragments of felsic tuff with traces of SP.	136198 136199	336.50 337.60	337.60 339.00	1.10 1.40	100.0 50.0	1400.0 100.0
0	339.00	354.80	V1 il SM,MV - M3 PG,QZ,BO,SM,MV - Altered felsic lapillis tuff. Medium gray. Fine grains. Composed of 65% PG-QZ, 15% BO, 15% SM (probably remnents of stretched lapillis), 5-10% MV, <1% GR, <1% FC (with sulphides). Mineralisation : Tr PY and SP in mm veins. Lepidoblastic texture. - The alteration decreased with depth. Structure : Strongly foliated. Foliation plane c.a. 30° at 340m.	136200 136201 136202 136203 136204	339.00 340.50 342.10 342.40 352.40	340.50 342.00 342.40 343.90 352.80	1.50 1.50 0.30 1.50 0.40	50.0 100.0 10.0 200.0 5.0	500.0 500.0 187.0 500.0 139.0
0	354.80	358.80	S2 - M4 PG,QZ,BO - Meta-arenite. Ligth gray. Fine to medium grained. Heterogranular texture. Composed of 90% PG-QZ including 3% 2-3mm QZ grains, and 10% BO. Structure : Foliated.						
1	357.30	358.80	EP+ GR - Epidote alteration diffusing from mm veins stockwork. <1% GR.	136205	357.60	358.00	0.40	19.0	61.0
0	358.80	359.70							

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm
0	358.80	359.70	S3 - M4 PG,BO - Metagraywacke. Dark gray. Fine grained. Composed of 75% PG and 25% BO. Homogranular texture. Structure : Massive. Gradual contact with preceding unit.	136206	359.00	359.60	0.60	8.0	236.0

End of Lithology and Assays ;

Hole: CN-05-33

Easting:	-460	**Northing:**	-2600	**Elevation:**	465.00
AltEasting:	351331.00	**AltNorthing:**	6068951.00	**AltElevation:**	465.00
Azimuth:	85	**Dip:**	-50	**Length:**	201.00 *m.*
AltAzimuth:					
Hole Type:	BQ	**Zone:**	South Grid	**Contractor:**	Forages Chibougamau
Started:	2005-03-25	**Finished:**	2005-03-27	**Logged By:**	Charles Perry P. eng.
Claim:		**Cemented:**	☐	**Surveyed:**	☐
Township:					

Description: Casing still in place. Samples analysed for WRC : 136207-209 and 136217. Samples analysed for SMC : 136210-216, 136218-222.

Deviations:

Depth	Azimuth	AltAzimuth	Dip	Type	State
0.00	85.00	0.00	-50.00	Tropari	Active
102.00	84.80	0.00	-47.30	Tropari	Active
201.00	85.10	0.00	-43.60	Tropari	Active
50.00	85.60	0.00	-48.70	Tropari	Active
153.00	85.00	0.00	-45.40	Tropari	Active

End of Deviations ; 5 record(s) printed.

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm
0	0.00	8.60	OB - OB - Overburden						
0	8.60	36.40	S3 ru - M2 PG,AM,BO,GR - Banded metagraywacke. Ligth gray to greenish gray. Fine to very fine grained. Heterogenous composition. Composed of 55-90% PG, 5-45% AM, 0-15% BO, 0-5% GR and 0-5% SM (in a felsic layer at 18.8m). Banded texture. Compositional banding mm to cm. - Lighly magnetic localy in the more mafic layers. Structure : Well foliated. Foliation plane c.a. 50° at 19m.	136207 136208	18.70 28.20	19.00 28.60	0.30 0.40	135.0 48.0	32.0 42.0
0	36.40	44.50	V3B fo - M3 AM,PG,BO - Foliated metabasalt. Dark olive green. Medium grained. Composed of 55% AM, 35% PG and 10% BO. Ligthly magnetic. Gabbroïc texture (PG filling voids around AM). Traces PO and CP in small QZ-PG veins. - Structure : Ligthly to well foliated. Foliation plane c.a. 50° at 39m.	136209 136210	38.60 41.90	39.00 43.50	0.40 1.60	110.0 200.0	19.0 100.0
0	44.50	48.30	S3 - M4 PG,AM,BO,GR - Metagraywacke. Greenish gray. Fine grained. Lepidoblastic texture. Composed of 65% PG, 20% BO, 12% AM and 3% GR. Structure : Foliated	136211	45.00	46.40	1.40	100.0	100.0
0	48.30	55.00	S11 5-10%PO-PY <1%GP - S11 QZ,AM,EP,GR, 5-10% PO,<5% PY, <1%GP - Exhalite. Ligth gray to light green. Fine grained. Banded texture. Composed of <90% QZ, <15% EP,<15% AM, 1-5% GR, 0-1% GP(disseminated and in mm layers). *Mineralisation : up to 10% PO and <2% PY in layers <1cm. Strongly magnetic on PO.* - Structure : Well foliated.	136212 136213 136214 136215 136216	48.30 49.60 51.00 52.50 54.00	49.60 51.00 52.50 54.00 55.00	1.30 1.40 1.50 1.50 1.00	100.0 100.0 100.0 100.0 100.0	50.0 50.0 50.0 50.0 50.0
0	55.00	131.90	M22 (S3) - M22 (S3) PG,QZ,BO,AM - Migmatized graywacke. Medium gray. Fine grained. Lepidoblastic texture. Composed of 75% PG-QZ (PG>QZ), 20% BO and 5% AM. 15% of cm felsic folded veins and dm pegmatitic veins produced by partial melting. - Structure : Well foliated. Foliation plane c.a. 55° at 69.5m and 126.0m.	136217	63.50	63.90	0.40	42.0	50.0
0	131.90	138.00	S11 5%PO-PY <1% GP - S11 QZ,PG,PH, 5%PO-PY, <1% GP - Exhalite. Ligth brownish gray. Very fine grained. Homogranular texture. Composed of 90% QZ-PG(QZ>PG), 10% PH, 0-1% GP (associated with sulphide). Mineralisation: 0-10% PO and 0-5% PY erraticly distributed in mm to cm layers and disseminated in QZ-PG veins - Strongly magnetic on PO layers. Reaction to HCL on brecciated veins (CC).	136218 136219 136220 136221	132.20 133.60 135.10 136.60	133.60 135.10 136.60 138.00	1.40 1.50 1.50 1.40	100.0 100.0 50.0 100.0	50.0 100.0 50.0 50.0

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm
			Structure : Foliated. Up to 5% QZ-PG-CC brecciated veins <10cm. <2% PO-PY-GP remobilized around breccia fragments. Calcite represent a late stage of fracturation.						
0	138.00	201.00	M22 (S3) - M22 (S3) PG,QZ,BO,AM - Migmatized graywacke. Medium gray. Fine grained. Composed of 70% PG-QZ (PG>QZ), 20% BO and 10% AM. 15-20% of felsic and pegmatitic veins (partial melting). Mineralisation : traces of PO in the first 2m. - Structure : Well foliated. Foliation plane c.a. 55° at 165.0m and 200.0m. The felsic veins are frequently folded.	136222	138.00	139.50	1.50	50.0	100.0
1	195.00	201.00	<1% MG - Weakly magnetic.						

End of Lithology and Assays ;

Hole: CN-05-34

Easting:	349579	**Northing:**	6062340	**Elevation:**	559.00
AltEasting:		**AltNorthing:**		**AltElevation:**	
Azimuth:	0	**Dip:**	-90	**Length:**	150.00 *m.*
AltAzimuth:					
Hole Type:	BQ	**Zone:**	Explo hole	**Contractor:**	Forages Chibougamau
Started:	2005-03-27	**Finished:**	2005-03-27	**Logged By:**	Charles Perry P. eng
Claim:		**Cemented:**	☐	**Surveyed:**	☐
Township:					
Description:					

Deviations:

Depth	Azimuth	AltAzimuth	Dip	Type	State
0.00	230.00	0.00	-50.00	Tropari	Active
96.00	232.70	0.00	-49.50	Tropari	Active
186.00	234.20	0.00	-49.90	Tropari	Active
51.00	230.60	0.00	-49.00	Tropari	Active
150.00	237.40	0.00	-49.80	Tropari	Inactive

End of Deviations ; 5 record(s) printed.

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm
0	0.00	7.30	OB - OB - Overburden.						
0	7.30	126.60	S3 - M4 FP,BO,QZ,GR - Metagraywacke. Dark gray. Fine grained. Lepidoblastic texture. Composed of 50% FP, 30% BO, 20% QZ and <1% GR (in the more melted section). 5 to 20% of felsic veins resulting of the partial melting. React to HCL only in the faulted zone from 58.8 to 59.0m. - Mineralization: traces to 1% PY in the more melted section. Structure : Well foliated. Ondulated foliation plane, c.a. 0° at 15m, 15° at 28m and 64m. Several fracturated section with chloritic planes.	136224	9.00	10.00	1.00	50.0	50.0
				136225	19.90	21.40	1.50	50.0	50.0
1	38.00	46.70	# CL+ - Strong to moderated fracturation with chloritic planes parallele to the foliation. Chloritic fault gauge from 46.3 to 46.7m.	136226	43.80	45.30	1.50	100.0	100.0
1	51.70	59.30	# CL+ - Moderated fracturation with chloritic planes parallele and perpendicular to the foliation.	136227	58.10	59.60	1.50	50.0	50.0
2	58.80	59.30	# CL+ CC+ - Very strong fracturation. Chloritic and calcitic fault gauge from 58.8 to 59.0m.						
				136228	75.00	76.00	1.00	50.0	50.0
				136229	85.00	86.00	1.00	100.0	50.0
1	89.70	97.00	v CB EP - 5% of *late-tectonic*, mm veins composed of CB and EP.	136230	90.00	91.00	1.00	100.0	50.0
				136231	93.00	94.50	1.50	50.0	50.0
				136232	95.90	97.00	1.10	100.0	50.0
1	97.00	99.40	Si++ EP+ - Strong silicification and weak epidotization. Less than 5% mm calcite veins.	136233	97.00	98.10	1.10	100.0	50.0
				136234	98.10	99.40	1.30	100.0	50.0
				136235	107.50	108.50	1.00	100.0	100.0
				136236	114.20	115.40	1.20	50.0	50.0
1	116.00	126.60	Si+ - Mild to strong silicification. 10% of mm CB-EP veins.	136237	116.00	117.00	1.00	100.0	50.0
				136238	121.00	122.50	1.50	50.0	50.0
				136239	122.50	123.80	1.30	100.0	50.0
				136240	123.80	125.20	1.40	100.0	50.0
				136241	125.20	126.60	1.40	100.0	50.0
0	126.60	130.70	M8 CL++ CB+ - M8 CL,BO,FP,CB,MG	136242	126.60	128.00	1.40	50.0	50.0
				136243	128.00	129.30	1.30	50.0	50.0

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm
			- Chlorite-biotite schist. Dark green. Fine grained. Lepidoblastic texture. Composed of 35% CL, 35% FP, 25% BO, 5% CB and <1% MG. Weak reaction to HCL. Weakly magnetic. Strong chloritic alteration and moderated carbonatization. - Structure : Strong foliation. Foliation plane (c.a. 30° at 128m) affected by folding plane c.a 50° but perpendicular to the foliation. Chloritic fault gauge from 127.7 to 127.9m.	136244	129.30	130.70	1.40	50.0	50.0
0	130.70	131.40	S3 (PY) - M4 QZ,FP,BO,1% PY - Metagraywacke. Medium gray. Fine grained. Homogranular texture. Composed of 45% QZ, 35% FP, 20% BO and <1% MG. Mineralization : 1% PY finely disseminated. Weakly magnetic. Structure : Lighly foliated. Sharp contacts at c.a. 70°.	136245	130.70	131.40	0.70	200.0	50.0
0	131.40	146.20	M8 CL++ - M8 CL,FP,BO,TC,MG - Chlorite-biotite schist. Similar to the former one but cointain localy up to 5% TC and there no carbonate. Structure : Strong foliation. Foliation plane c.a. 70° at 142m. Very strong deformation from 139.8 to 140.9 and from 141.7 to 142.0m	136246	131.40	132.90	1.50	50.0	50.0
				136247	134.50	136.00	1.50	100.0	100.0
				136248	137.70	139.20	1.50	100.0	100.0
				136249	139.20	139.60	0.40	7.0	42.0
				136250	139.60	142.00	2.40	100.0	50.0
1	140.00	140.70	m.c. - Missing core.						
0	146.20	186.00	V3B CL+ - M3 FP,CL,BO,MG - Chloritized metabasalt. Dark green. Fine grained. Lepidoblastic texture. Composed of 40% FP, 35% CL, 25% BO. Strongly chloritized with some dm chloritic schist layers. - Structure : Moderated to strong ondulating foliation affected by folding, producing kink-bands localy (c.a. 75° at 174.4m). Strong fracturation with chloritic fault gauge from 161.3 to 161.5m.	136251	154.40	155.80	1.40	100.0	100.0
				136252	162.00	163.50	1.50	50.0	100.0
				136253	172.80	173.30	0.50	50.0	56.0
				136254	173.30	174.80	1.50	100.0	100.0

End of Lithology and Assays ;

Hole: CN-05-35

Easting:	1300	**Northing:**	2050	**Elevation:**	0.00
AltEasting:	346345.00	**AltNorthing:**	6065730.00	**AltElevation:**	
Azimuth:	0	**Dip:**	-90	**Length:**	100.00 m.
AltAzimuth:					
Hole Type:		**Zone:**		**Contractor:**	Forages Chibougamau
Started:	2005-03-27	**Finished:**	2005-03-27	**Logged By:**	Charles Perry P. eng
Claim:		**Cemented:**	☐	**Surveyed:**	☐
Township:					
Description:					

Deviations:

Depth	Azimuth	AltAzimuth	Dip	Type	State
0.00	272.00	0.00	-62.00	Tropari	Active
102.00	273.60	0.00	-61.40	Tropari	Active
201.00	275.60	0.00	-60.40	Tropari	Active
300.00	277.50	0.00	-57.20	Tropari	Active
396.00	277.90	0.00	-56.00	Tropari	Active

54.00	272.90	0.00	-61.90	Tropari	Active
150.00	275.00	0.00	-60.70	Tropari	Active
252.00	276.70	0.00	-59.00	Tropari	Active
351.00	277.90	0.00	-56.40	Tropari	Active

End of Deviations ; 9 record(s) printed.

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	Cu ppm	Zn ppm
0	0.00	15.20	OB - OB - Overburden						
0	15.20	48.80	V1B # HM+ - M3 QZ,FP,BO,CL,MV - Fracturated and hematized metarhyolite. Light brownish red to pinkish gray. Fine grained. Gneissic texture. Composed of 55% FP (PG and FK), 35% QZ, 10% BO-CL, 1-3% MV, <1% MG and <1% specular hematite. Localy up to 3% SR on shearing along foliation plane - Weakly magnetic. Structure : Very well foliated. Foliation plane c.a. 25° at 24m. Weak to strong fracturation with CL or SR coating. Post-tectonic breccia from 17.6 to 17.8m. Composed of foliated rhyolite fragments ramdomly oriented in a CL-SR matrix.	136255 136256 136257	24.40 28.80 43.50	24.80 30.20 44.60	0.40 1.40 1.10	9.0 50.0 100.0	91.0 50.0 100.0
0	48.80	58.60	V1 ie, il SM - M3 FP,QZ,BO,SM,MV - Felsic ash and lapillis tuff. Ligth gray. Fine grained matrix composed of 60% FP, 30% QZ and 10% BO. Up to 5% TC localy. 0-10% felsic lapillis stretched and altered in SM and MV. Heterogranular and fragmental texture. - Structure : Well foliated. Foliation plane c.a. 15° at 58m.	136258	52.90	53.30	0.40	50.0	100.0
0	58.60	61.40	V1B HM+ - M3 FP,QZ,BO,MV - Hematized metarhyolite. Similar that from 15.2 to 48.8m except there is no fracturation and contain 5% MV.						
0	61.40	106.70	V1 ie, il SM / I1G - M3 FP,QZ,BO,SM,MV / I1G - Felsic ash and lapillis tuff injected by pegmatitic veins. Similar that from 48.8 to 58.6 except for the pagmatitic injections. Structure : Well foliated. Foliation plane c.a. 25° at 74m; 10° at 93m.	136259 136260	64.30 67.30	64.70 68.80	0.40 1.50	9.0 50.0	53.0 100.0
1	69.00	73.00	I1G - Pegmatite						
1	75.40	77.70	I1G - Pegmatite						
1	82.00	83.60	I1G - Pegmatite						
				136261	103.90	105.40	1.50	100.0	100.0
0	106.70	114.50	V1 ie - M3 FP,QZ,BO - Felsic ash tuff. Medium gray. Fine grained. Composed of 65% FP, 30% QZ and 15% BO. Gneissic and homogranular texture. *Structure : Well foliated. In gradational*	136262	106.70	108.10	1.40	100.0	100.0